Submitted on a confidential basis on May 21, 2015
CONFIDENTIAL TREATMENT REQUESTED
This draft registration statement has not been filed publicly with the Securities and Exchange
 Commission and all information contained herein remains confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
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Poseidon Containers Holdings Corp.
(Exact name of Registrant as specified in its Charter)
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Republic of the Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Poseidon Containers Holdings Corp. c/o Technomar Shipping Inc. 3-5 Menandrou Street 14561, Kifissia Athens, Greece Tel: 011-30-210-6233670	Seward & Kissel LLP Attention: Gary J. Wolfe Edward S. Horton One Battery Park Plaza New York, New York 10004 Tel: (212) 574-1200
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)	(Name, address and telephone number of agent for service)
________________________
Copies to:
Gary J. Wolfe, Esq. Edward S. Horton, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 Tel: (212) 574‑1223 (telephone number) Fax: (212) 480‑8421 (facsimile number)	Stephen P. Farrell, Esq. Finnbarr D. Murphy, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000 (telephone number) (212) 309-6001 (facsimile number)

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Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
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CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Shares, par value $0.01	$	$

(1)	Includes common shares that may be sold pursuant to exercise of the underwriters' option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Calculated in accordance with Rule 457(o) under the Securities Act of 1933.
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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED MAY 21, 2015
PRELIMINARY PROSPECTUS
           Common Shares

 POSEIDON CONTAINERS HOLDINGS CORP.
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We are offering              common shares. This is our initial public offering and no public market currently exists for our common shares. We anticipate that the initial public offering price will be between $      and $     per share.
We intend to apply to list our common shares on the New York Stock Exchange under the symbol "PCON."
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We qualify as an "emerging growth company" as defined in the Securities Act of 1933, as amended, and, as such, we may elect to comply with certain reduced reporting requirements. See "Summary—Implications of Being an Emerging Growth Company."
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Investing in our common shares involves risks. See "Risk Factors" beginning on page 15.
We have granted the underwriters an option to purchase up to an additional              of our common shares.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
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PRICE $             PER SHARE
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	Initial Public Offering Price	Underwriting Discounts and Commissions (1)	Proceeds (Before Expenses) to Poseidon Containers Holdings Corp.
Per Share	$	$	$
Total	$	$	$
(1) See "Underwriting" for additional information regarding the total underwriter compensation.
The underwriters expect to deliver the common shares to purchasers on or about                     , 2015.
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Morgan Stanley
Prospectus dated                 , 2015.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
THE OFFERING	10
SUMMARY FINANCIAL AND OPERATING DATA	11
RISK FACTORS	15
FORWARD-LOOKING STATEMENTS	41
USE OF PROCEEDS	42
DIVIDEND POLICY	43
CAPITALIZATION	44
DILUTION	45
SELECTED HISTORICAL FINANCIAL AND OTHER DATA	46
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION	49
THE INTERNATIONAL CONTAINERSHIP INDUSTRY	67
BUSINESS	86
MANAGEMENT	103
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	106
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	112
DESCRIPTION OF CAPITAL STOCK	113
SHARES ELIGIBLE FOR FUTURE SALE	117
CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS	119
TAX CONSIDERATIONS	122
UNDERWRITING	128
SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES	131
LEGAL MATTERS	131
EXPERTS	131
WHERE YOU CAN FIND ADDITIONAL INFORMATION	131
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION	132
INDEX TO COMBINED FINANCIAL STATEMENTS	F-1

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with additional, different or inconsistent information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission, or the SEC, is effective. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus unless otherwise specified herein. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website does not constitute part of this prospectus.
Until                     , 2015 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
The market data and certain other statistical information used throughout this prospectus are based on information provided by Drewry Maritime Research, independent industry publications, government publications or other published independent sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable and we are not aware of any misstatements regarding our market, industry or similar data presented herein. The Company believes that such third party information concerning industry and market data is reliable. Such third-party information may be different from other sources and may not reflect all or even a comprehensive set of the actual transactions occurring in the market. In addition, some data is also based on our good faith estimates and our management's understanding of industry conditions. Such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings ''Forward-Looking Statements'' and ''Risk Factors'' in this prospectus.

PROSPECTUS SUMMARY
This section summarizes material information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere herein. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the risk factors and the more detailed information that appears later.
Unless otherwise indicated, references in this prospectus to "Poseidon," "Poseidon Containers," the "Company," "we," "our," and "us," refer to Poseidon Containers Holdings Corp., or any one or more of its subsidiaries or their predecessors, or to such entities collectively. Prior to the completion of this offering, we will acquire a 100% equity interest in the vessel-owning companies which own 18 identified containerships, which we refer to collectively as our "Initial Fleet" and a 100% equity interest in 12 non-vessel owning companies, in exchange for            of our newly issued common shares at the public offering price per share. We expect that the acquisition of our Initial Fleet will be accounted for as a transaction between entities under common control. Accordingly, the assets and liabilities of the holding companies which own such vessels will be recorded by Poseidon Containers Holdings Corp. at their historical carrying amounts. All references in this prospectus to us when used in a historical context refer to our predecessor companies and their subsidiaries, which are certain subsidiaries of PCH that have interests in the vessels in our Initial Fleet and certain other non-vessel owning companies (collectively, the "Poseidon Containers Group"), and when used in the present tense or prospectively refer to us and our subsidiaries, collectively, or individually, as the context may require. Except where otherwise indicated, the information in this prospectus gives effect to such vessel acquisitions.
We use the term "TEU" in describing the size of containerships. TEU is a standard measure of a containership's cargo-carrying capacity and refers to the space occupied by a container having the International Organization for Standardization's standard external dimensions, the length of which is 20 feet, the height of which is 8.5 feet and the width of which is 8.0 feet. We also use the term "new-design" to refer to eco fuel-efficient and wide-beam vessels. All references in this prospectus to "A.P. Moller-Maersk," "CMA CGM," "COSCO," "CSCL," "Evergreen," "K-Line," "King Ocean," "MOL," "MSC," "NOL," "OOCL," "Seaboard," "UASC," and "ZIM, " refer to A.P. Moller-Maersk A/S, CMA CGM S.A., COSCO Container Lines Co. Ltd., China Shipping Container Lines (Asia) Co., Evergreen Marine Corp. (Taiwan) Ltd., Kawasaki Kisen Kaisha Ltd., King Ocean Services Ltd., Mitsui O.S.K. Lines, Ltd, MSC-Mediterranean Shipping Company S.A., NOL Liner (Pte.) Ltd., Orient Overseas Container Line, Seaboard Marine Limited, United Arab Shipping Company (S.A.G.), and Zim Integrated Shipping Services Ltd, respectively, and certain of each of their subsidiaries that are our customers. Unless otherwise indicated, all references to "dollars" and "$" in this prospectus are to the lawful currency of the United States.
Except where we or the context otherwise indicate, the information in this prospectus assumes no exercise of the underwriters' over-allotment option described on the cover page of this prospectus.
The Company
We are Poseidon Containers Holdings Corp., an international shipping company that provides worldwide seaborne transportation services of containers with our diversified and fuel-efficient fleet of containerships. We commenced business operations in December 2010 through our predecessor companies, the Poseidon Containers Group, which were certain vessel-owning and non-vessel owning subsidiaries of Poseidon Containers Holdings LLC, or PCH, a privately held company that was collectively founded by George Giouroukos, our Chief Executive Officer, together with Kelso & Company, or Kelso, and Maas Capital Investments, or Maas. We were incorporated in the Republic of the Marshall Islands on September 29, 2014 for the purpose of owning and operating containership vessels, with a view to take advantage of acquisition and chartering opportunities in the container shipping industry. Our initial fleet of 18 containerships consists of five Handymax vessels, two Panamax vessels and 11 Post-Panamax vessels, of which three are new-designs, with an aggregate carrying capacity of 89,931 TEU and a TEU-weighted average age of approximately 11.3 years, which is consistent with the industry average age of approximately 11.3 years, as of March 31, 2015, according to Drewry Shipping Consultants Ltd., or Drewry. We refer to these 18 vessels collectively as our "Initial Fleet."
We believe that it is an opportune time to acquire modern, high-specification, containerships with carrying capacities of between 1,000 and 11,000 TEU. According to Drewry, liner companies are exhibiting a preference for fuel-efficient, wide-beam, containerships (which represent approximately 30% of the current orderbook) because they achieve lower fuel consumption, provide benefits of fuel savings, have the capability to carry more containers than vessels of narrower beam and have the flexibility to serve a wide range of ports worldwide, offering economies of scale and greater employment opportunities. As of April 30, 2015, there were only 187 fuel-efficient new-design vessels in the worldwide fleet, representing 3.1% of the existing worldwide fleet, including three of our vessels, with an additional 132 such vessels on order, representing 2.2% of the existing worldwide fleet.  We intend to continue to increase the size of our fleet through timely and selective acquisitions of additional containerships with similar specifications, in a manner that we believe will create long-term shareholder value.  The timing of these acquisitions will depend on our ability to identify suitable vessels at prices and with other terms that we believe are attractive.  We believe that the experience and reputation of our executive management team and our Managers, which are described below, will assist us in identifying, acquiring, and operating suitable vessels, as well as managing our growth.

Consistent with our growth strategy, we have contracted to acquire                containerships, with an aggregate carrying capacity of                 TEU and a TEU-weighted average age of approximately                 years, for a total purchase price of $                 million.  We refer to these containerships collectively as our "Expansion Fleet." Unless otherwise indicated, references to our "Combined Fleet" are to our fleet of containerships after giving effect to our purchase of the Expansion Fleet. In addition, pursuant to an agreement in principle that we have entered into with certain unaffiliated third parties, or the Agreement in Principle, we may acquire up to two additional 2000-built Post-Panamax containerships, each with a carrying capacity of 5,986 TEU, for consideration of up to $14.8 million per vessel, until August 31, 2015 and September 30, 2015, respectively, subject to the negotiation and execution of definitive documentation, including a sale and purchase agreement for each vessel.
Following the completion of this offering, we expect to have approximately $                 million of cash from the net proceeds of this offering (based on an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover of this prospectus). We plan to fund the purchase price of the vessels in our Expansion Fleet with $      million of the net proceeds of this offering. In the event that we do not acquire one or more of the vessels in our Expansion Fleet, we will not escrow or otherwise return such proceeds, and we will have the discretion to use such proceeds for other corporate purposes, which may include the acquisition of other vessels.
Our Initial Fleet
The following table summarizes key information about our Initial Fleet as of May 21, 2015:
	Vessel Name	Year Built	Capacity (TEU)	Charterer	Time Charter Term	Current Daily Charter Rate	Expiration of Charter
1	M/V Maira	2000	2,506	Seaboard	9-10 months	$7,750	Oct-15
2	M/V Newyorker	2001	2,506	NOL	3-5 months	$7,750	Jun-15
3	M/V Nikolas	2000	2,506	Evergreen	3.5-4 months	$7,500	Jun-15
4	M/V Mamitsa	1996	2,682	MSC	12 months	$7,750	Dec-15
5	M/V Athena	2003	2,762	MOL	80-110 days	$7,750	Jun-15
6	M/V Dolphin II(1)	2007	5,095	ZIM	9-13 months	$7,550	May-15
7	M/V Orca I(2)	2006	5,095	MSC	12 months	$7,475	May-15
8	M/V Japan (3)	1996	5,344	COSCO	120-220 days	$18,000	Aug-15
9	M/V Britain(3)	1996	5,344	CSCL	6-9 months	$15,800	Jul-15
10	M/V OOCL Netherlands(3)	1997	5,390	OOCL	4-6 months	$14,800	May-15
11	M/V Singapore(3)	1997	5,390	OOCL	5-8 months	$14,800	May-15
12	M/V Tasman(3)	2000	5,986	K-LINE	5-8 months	$16,250	May-15
13	M/V Fleur(3)	2000	5,986	CSCL	70-100 days	$16,975	Jul-15
14	M/V Dimitris Y(3)	2000	5,986	-	-	-	-
15	M/V Agios Dimitrios (3)(6)	2011	6,572	UASC	9-14 months	$15,100	Jun-15
16	M/V Mary(4)(5)	2013	6,927	A.P. Moller	36- 40 months	$33,250	Jan-16
17	M/V Kristina(4)(5)	2013	6,927	A.P. Moller	36-40 months	$33,250	Mar-16
18	M/V Safmarine Highveld(4)(5)	2013	6,927	A.P. Moller	36- 40 months	$35,300	Apr-16
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(1)	Charterer exercised its option to extend the duration of the charter for an additional 12 months at an escalated daily rate of $15,450 commencing on June 25, 2015.
(2)	Charterer exercised its option to extend the duration of the charter for an additional 12 months at an escalated daily rate of $14,500 commencing on May 26, 2015.
(3)	Vessel is constructed with wide-beam design.
(4)	Vessel is constructed with fuel-efficient specifications.
(5)	Includes charterer's option to extend the duration of the charter for an additional 12 months at a daily rate $49,250, upon notice to us 30 months after delivery of each vessel.
(6)	Charterer exercised its option to extend the duration of the charter for an additional 10 to 13 months at an escalated daily rate of $20,000 commencing on June 1, 2015.

Our Expansion Fleet
The following table summarizes key information about our Expansion Fleet as of          , 2015:

Management of our Vessels
Technical and Commercial Management
Our vessels are technically managed by Technomar Shipping Inc., or Technomar, a related party of ours, pursuant to a technical management agreement with each of our vessel-owning subsidiaries. Technomar commenced operations in 1994, and has provided technical management services to the vessels in our Initial Fleet since 2010.  Technomar currently manages 53 vessels (including the 18 vessels in our Initial Fleet and 15 vessels owned by our Common Control Entities (defined below)) consisting of 42 containerships and 11 dry bulk carriers. Technical management services include arranging for and managing crews, vessel maintenance, provision of supplies, spares, victuals and lubricating oils, dry-docking, repairs, insurance, maintaining regulatory and classification society compliance, and providing technical support.  Upon our taking delivery of the vessels in our Initial Fleet, we will enter into new technical management agreements with Technomar, pursuant to which we will pay Technomar a fixed daily fee of $700 per day, per vessel for 2015 (subject to annual review and adjustment), based on an assumed EURO to USD rate of €1.00 to $1.05, to provide these services to us, pro rated for the number of calendar days that we own each vessel and payable on a monthly basis in advance, and we will also be responsible for all operating expenses. The fixed daily fee will be decreased if the vessel is laid up.  For the years ended December 31, 2014, 2013, and 2012, we paid Technomar aggregate technical management fees in the amount of $5.7 million, $5.3 million, and $4.6 million, respectively.
Our vessels are commercially managed by ConChart Commercial, Inc., or ConChart, which is owned by our Chief Executive Officer, pursuant to a Commercial Management Agreement with us. ConChart commenced operations in 2010 and focuses on the management of containerships. ConChart currently manages 36 containerships (including the 18 vessels in our Initial Fleet and 15 vessels owned by our Common Control Entities (defined below)).  Commercial management services include chartering of our vessels, administration and related functions, including seeking and negotiating employment for vessels, billing and collecting revenues, and vessels' sale and purchase services. If ConChart, or any entity controlled by or under common control with ConChart, acquires knowledge of a potential opportunity to enter into a time charter with or without profit sharing for a particular containership that it believes in good faith would be suitable for our vessels, which we refer to as a "Time Charter Opportunity," then ConChart, or any entity controlled by or under common control with ConChart, would be obliged to offer such Time Charter Opportunity to us and, for a period of up to two business days, we shall have the right to elect to pursue such Time Charter Opportunity for ourselves or allow ConChart to direct such Time Charter Opportunity to itself or another person or entity. Upon our taking delivery of the vessels in our Initial Fleet, we will enter into a new commercial management agreement with ConChart, pursuant to which we will pay ConChart a commission of 1.25% on charter hire and freight revenue earned for chartering and post fixture services provided. For the years ended December 31, 2014, 2013, and 2012, we paid ConChart aggregate commercial management fees in the amount of $1.4 million, $1.5 million, and $1.5 million, respectively.
We refer to our Commercial Manager and our Technical Manager collectively as our "Managers." Our Chief Executive Officer, George Giouroukos, is the director, president, and majority beneficial owner of Technomar and sole beneficial owner of ConChart. Please see "Certain Relationships and Related Party Transactions."
Our Relationship with George Giouroukos and our Managers
We believe that one of our principal strengths is our relationship with George Giouroukos, our Chief Executive Officer, and our Managers, which are controlled by him.  Mr. Giouroukos has over 21 years of experience in the seaborne transportation industry, and founded Technomar, our technical manager, and ConChart, our commercial manager, in 1994 and 2010, respectively.
We expect that our relationship with ConChart will provide us with access to its relationships with major liner companies, financial institutions and other seaborne transportation industry participants.  In addition, we plan to leverage the reputation and expertise of Technomar in the safe operation of high specification vessels.  We believe that our relationships with our Managers will help us successfully compete for new charters. See "Business—Management."

Mr. Giouroukos participates in business activities not associated with us, including serving as director, president, and majority beneficial owner of Technomar and sole beneficial owner of ConChart, and is not required to work full-time on our affairs. Additionally, Mr. Giouroukos controls other companies that own containerships and that are managed by Technomar and ConChart that may compete with us. Consequently, he may encounter situations in which his fiduciary obligations to us and the other companies that he controls are in conflict. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have an adverse effect on our business. We cannot assure you that such conflicts will be resolved in our favor. Please see "Risk Factors—Our Chief Executive Officer and certain of our officers as well as officers of our Managers will not devote all of their time to our business, which may hinder our ability to operate successfully."
Rights of First Offer and First Refusal related to our Common Control Entities
Pursuant to the Master Agreement that we will enter into with Mr. Giouroukos and our Common Control Entities (defined below) at or prior to the closing of this offering, we will receive the right of first offer to purchase, in the event of any proposed sale of, ownership interests in each of the following vessel-owning entities: Odyssia Containers Holdings LLC ("Odyssia"), Triton Containers Holdings LLC ("Triton"), and the vessel-owning subsidiaries of Black Pearl Containers LLC ("Black Pearl"), which we collectively refer to as the "Common Control Entities." Each of our Common Control Entities will also grant us the right of first offer to purchase any containership that it proposes to sell. Odyssia currently owns one Panamax secondhand vessel and has contracts for the construction of three new design newbuilding Post-Panamax vessels with expected deliveries in 2015, Black Pearl currently owns two Post-Panamax vessels and one Handysize secondhand vessel, and Triton currently owns five secondhand Handysize vessels and three new design newbuilding Post-Panamax vessels, of which one was delivered from the shipyard in 2013 and two were delivered from the shipyard in the first quarter of 2015.
The following table summarizes key information about the vessels owned and operated by our Common Control Entities as of May 21, 2015:
	Vessel Name	Year Built	Capacity (TEU)	Charterer	Time Charter Term	Current Daily Charter Rate	Expiration of Charter (earliest)
1	M/V George I	2006	970	Seaboard	36 months	$6,900	Jan-16
2	M/V Spyros	2005	970	Kingocean	12 months	$6,750	Jan-16
3	M/V Alexia	2006	970	Seaboard	36 months	$6,900	Oct-15
4	M/V Georgia	2005	970	MSC	6 months	$8,000	Nov-15
5	M/V Ioulia	2006	970	Seaboard	36 months	$6,900	Oct-15
6	M/V Eleni I	1996	1,608	MOL	3-5 months	$7,050	May-15
7	M/V Argos	2012	4,249	ZIM	6-9 months	$10,500	May-15
8	M/V CMA CGM Strauss (1)	2004	5,782	CMA CGM	60 months	$24,800	Mar-17
9	M/V CMA CGM Verdi (1)	2004	5,782	CMA CGM	60 months	$24,800	Mar-17
10	M/V UASC Bubiyan	2015	6,877	UASC	38-40 months	$26,000	Mar-18
11	M/V UASC Yas	2015	6,877	UASC	38-40 months	$26,000	Feb-18
12	M/V Safmarine Boland (2)	2013	6,927	A.P. Moller	36-40 months	$35,300	Feb-16
13	Hull No. NCP 0123(3)	2015	9,085	UASC	45-48 months	$40,000	Mar-18
14	Hull No. NCP 0124(3)	2015	9,085	COSCO	60 months	$39,200	Jul-20
15	Hull No. NCP 0125(3)	2015	9,085	COSCO	60 months	$39,200	Aug-20
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(1)	Charterer has the option to extend the duration of the charter after its expiry for an additional 12 months at the market rate plus $500 per day. In addition, the vessel-owner has the option to extend the duration of the charter for the same period at the market rate (based on the average market rate valuation of two brokers, each selected by a party) plus $200 per day if the charterer has not exercised its option.
(2)	Charterer has the option to extend the duration of the charter for an additional 12 months at a daily rate $49,250, upon notice to us 30 months after delivery of each vessel.
(3)	Vessel under construction.

We will also have a right of first refusal to acquire any containership after any of our Common Control Entities, or Mr. Giouroukos, or any entity controlled by any of them, enters into an agreement that sets forth terms upon which they would acquire such containership.
Please see "Certain Relationships and Related Party Transactions—Master Agreement—Rights of First Offer and First Refusal related to our Common Control Entities."
Our Competitive Strengths
We believe that we possess a number of competitive strengths that will allow us to capitalize on growth opportunities in the containership sector, including:
Experienced Management Team. Our Company and management team have a long history of operating and investing in the container shipping industry. Our Chief Executive Officer, George Giouroukos, has more than 21 years of experience in the international shipping industry, having structured and concluded over 155 secondhand and newbuilding vessel transactions. While we believe that Mr. Giouroukos' success in sourcing and completing transactions will provide us with a competitive advantage as we look to expand our Combined Fleet in the future, our competitors, some of which are larger and have more financial resources than we do, may have strong relationships with companies with which we seek to transact business or from which we would acquire vessels. Mr. Giouroukos founded Technomar and ConChart, our technical and commercial managers, in 1994 and 2010, respectively, providing him with leadership and industry experience that will help us accomplish our near- and long-term goals. Our Chief Financial Officer,          , has       years of experience in the shipping industry, specializing in            . We believe the relationships that members of our global executive management team have developed with shipping industry participants, including liner companies, shipbuilders and financial institutions, will provide us with vessel acquisition and employment opportunities in the containership sector as well the ability to access financing to grow our Company.
Relationships with Leading Charterers. We expect to capitalize on and benefit from our Commercial Manager's long-standing relationships with leading liner companies such as A.P. Moller-Maersk, MSC, OOCL, CMA CGM, Evergreen, Hapag Lloyd, UASC and others. We believe that the experience of our global executive management team, coupled with our Commercial Manager's reputation for excellence, will assist us in securing employment for our vessels and will provide us with an established customer base to facilitate our future growth.
Diversified Fleet. Our Initial Fleet includes 18 containerships of various sizes with value-add attributes such as high refrigeration capacity, fuel-efficient designs, and wide-beam and cargo handling gear that render them commercially attractive to liner companies. We believe that these features will enable us to capture a premium to the average charter rates for smaller, less efficient containerships and achieve high levels of employment in weak charter markets. According to Drewry, fuel-efficient wide-beam containerships with carrying capacities of between 5,000 and 11,000 TEU have typically earned a premium in the charter market because of their ability to service a greater number of ports due to their reduced length, shallower draft and enhanced vessel stability, which provides greater cargo carrying capacity. Such vessels also benefit from economies of scale and provide significant savings in fuel costs per container carried. Our Initial Fleet has been assembled to meet our customers' needs and is able to operate on North-South, East-West and Intra-regional trade routes. We believe that the vessels in our Initial Fleet were built to premium standards in reputable shipyards, mainly in South Korea and Japan, and have been well maintained throughout their useful lives.
Quality, Efficient Vessel Operations. We believe that our Managers' experience in the technical and commercial management of containerships and their reputation in the industry as operators with high safety and operating standards will be important in servicing our charterers that are looking for reliable and responsible operators to meet their exact and timely vessel scheduling requirements on a global scale. Our Technical Manager, Technomar, has been successfully managing vessels since commencement of its operations in 1994 and this depth of experience will provide our customers with a high level of customer service.
Our Business Strategies
Our primary objectives are to grow our business, increase distributable cash flow per share and maximize value to our shareholders by pursuing the following strategies:

Fleet Expansion Through Disciplined and Opportunistic Vessel Acquisitions. With vessel prices in the container space near historically low levels, we believe that it is an opportune time to capitalize on attractive prices and expand our fleet beyond the 18 vessels in our Initial Fleet. When evaluating these future acquisitions, including the two Post-Panamax containerships for which we have an Agreement in Principle, we will consider, among other things, fundamental developments in the container shipping sector, the value of the vessel compared to historical levels, the cash flow earned by the vessel in relation to its value, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, its condition and technical specifications, as well as the overall diversification of our fleet and customers. As liner companies seek to employ larger containerships and continue to rely on containership lessors, such as us, to grow their fleets, we believe that we are well-positioned to capitalize on this trend, given our low leverage and reputation as a trustworthy operator. In addition, we intend to leverage management's relationships with vessel owners, banks, brokers, and shipyards, which we expect will provide us with an advantage in sourcing new deals.
Focus on the Sub 11,000 TEU Containership Segment and Fuel-efficient Vessels. We intend to focus on containership size segments from 11,000 TEU and below through second hand vessel acquisitions and the construction of new, large, wide-beam, eco, fuel-efficient containerships with special features such as high refrigeration capacity, based on our belief that these characteristics create a competitive advantage and that the cost-return characteristics on this size segment are attractive and that they offer a wide range of employment opportunities. Specifically, we believe that the wide-beam feature of the specific vessel segment not only enables these vessels to service a greater number of ports due to their reduced length, but is also related to enhanced vessel stability, which accounts for greater cargo carrying capacity. Furthermore, many liner companies do not order containerships below 11,000 TEU resulting in a limited number of such vessels being currently under construction. We will consider acquiring containerships of over 11,000 TEU only whenever these containerships have secured employment.
Proactively Manage and Optimize Our Charter Portfolio. We intend to strategically employ a fleet of containerships according to market conditions for the purpose of providing us with a combination of stable cash flows and high utilization rates, while preserving the flexibility to capitalize on potentially rising charter rates. We currently charter most of our vessels under short term time charters of less than twelve months to position us to benefit from increases in future charter rates. However, we will consider employing vessels on longer term time charters, particularly at times when charter rates reach or exceed historical average levels. Additionally, we will continue to charter our vessels to reputable charterers, such as our long standing clients A.P. Moller-Maersk, MSC, and UASC, and will seek to expand the number of leading liner companies chartering our vessels in order to further diversify our portfolio of time charters from customer, geographic and maturity perspectives, and therefore to reduce counterparty risk.
Leverage Our Manager's Low Cost Operating Structure. We intend to leverage our existing operational expertise as a platform for future growth. Under our management agreements with Technomar and ConChart, we believe that our Managers are able to oversee the technical and commercial management of our fleet at a lower cost than could otherwise be achieved in-house and is competitive with those costs available through independent vessel management companies. Additionally, we believe that our external management arrangement will promote scalability as it will allow for growth without the incurrence of significant additional overhead.
Recent Developments
On February 19, 2015, we sold the M/V Torino, following re-delivery of the vessel from its charterer, for total consideration of $3.3 million to an unaffiliated third party.  We expect to incur a net loss of approximately $1.8 million in connection with this sale.
On February 26, 2015, we acquired the M/V Mamitsa, a 1996-built containership with carrying capacity of 2,682 TEU, in exchange for M/V Pisti, a 1996-built sister ship of the M/V Mamitsa, with aggregate carrying capacity of 2,890 TEU, following re-delivery of the vessel from its charterer, pursuant to a non-monetary exchange with a company controlled by Mr. Giouroukos, our Chief Executive Officer.
On March 11, 2015, we acquired the M/V Fleur, a 2000-built containership with carrying capacity of 5,986 TEU, and paid total consideration of $14.8 million pursuant to a sale and purchase agreement with an unaffiliated third party.
On April 28, 2015, we acquired the M/V Dimitris Y, a 2000-built containership with carrying capacity of 5,986 TEU, and paid total consideration of $14.8 million, pursuant to a sale and purchase agreement with an unaffiliated third party.
On May 20, 2015, we entered into supplemental loan agreements with respect to our $47.5 Million Credit Agricole Credit Facility and $45.0 Million Deutsche Bank Credit Facility to cross collateralize the M/V Kristina under our $47.5 Million Credit Agricole Credit Facility in order to provide additional security thereunder due to a shortfall in the security market value to debt ratio requirement.

Our Dividend Policy
We intend to distribute to our shareholders on a quarterly basis amounts that are approximately equal to 85% of our operating cash flow during the previous quarter less any amounts required to pay cash expenses and capital expenditures, service our debt and maintain reserves for drydockings, surveys and other purposes as our Board of Directors may from time to time determine. While we cannot assure you that we will do so, our initial policy is to declare quarterly dividends to shareholders from our operations in February, May, August and November, beginning in           .   The amount of cash available for dividends will depend principally upon the amount of cash we generate from our operations. The declaration and payment of dividends, if any, will be subject to the discretion of our Board of Directors and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain financing on acceptable terms to execute our growth strategy, provisions of Marshall Islands law governing the payment of dividends, restrictive covenants in our future loan agreements and global financial conditions. There can be no assurance that dividends will be paid.
Formation Transactions
We were formed on September 29, 2014 to own and operate containerships. Prior to the closing of this offering, we, either directly or indirectly through our wholly-owned subsidiaries, will acquire from PCH, or its direct or indirect subsidiaries, as the case may be, a 100% interest in the entities that own and operate the vessels in our Initial Fleet.
In addition, at or prior to the closing of this offering, the following transactions will occur:
•	PCH and the Poseidon Containers Group will amend the loan agreements secured by the vessels in our Initial Fleet;
•	we will enter into a Master Agreement with Mr. Giouroukos, our Chief Executive Officer, and our Common Control Entities, governing, among other things, our right of first offer to purchase ownership interests in each of the Common Control Entities, certain of our rights to purchase each of their owned containerships, our right to receive chartering opportunities from ConChart, and the extent to which Mr. Giouroukos, and entities controlled by him may compete with us;
•	each of our vessel-owning subsidiaries will enter into a new Technical Management Agreement with Technomar;
•	we will enter into a new Commercial Management Agreement with ConChart;
•	we will issue common shares in this offering; and
•	we will grant the underwriters a 30-day option to purchase up to an additional common shares of us.
For further details on these agreements, including amounts involved, please read "Certain Relationships and Related Party Transactions."
Our Corporate Structure
Poseidon Containers Holdings Corp. was incorporated under the laws of the Republic of the Marshall Islands on September 29, 2014. We conduct our operations through various subsidiaries. Each of our containerships is owned by one of our direct or indirect wholly-owned subsidiaries. Upon completion of this offering, PCH will own approximately       % of our outstanding common shares, assuming the underwriters' option to purchase additional shares is not exercised. Please see "Security Ownership of Certain Beneficial Owners and Management" for further information regarding our principal shareholders.
We maintain our principal executive offices at 3-5 Menandrou Street, 14561 Kifissia, Greece. Our telephone number at that address is +30-210-623-3670. After completion of this offering, we will maintain a website at          .
The diagram below depicts our anticipated simplified organizational structure following the completion of this offering:

POSEIDON CONTAINERS HOLDINGS LLC
PUBLIC SHAREHOLDERS
[ ]% Equity Interest
[ ]% Equity Interest
POSEIDON CONTAINERS HOLDINGS CORP.
100% Equity Interest
100% Equity Interest
VESSEL OWNING SUBSIDIARIES
NON-VESSEL OWNING SUBSIDIARIES
Pisti Shipping LLC
Aris Marine LLC
Aphrodite Marine LLC
Athena Marine LLC
Pericles Marine LLC
Hephaestus Marine LLC
Zeus One Marine LLC
Leonidas Marine LLC
Platon Marine LLC
Socrates Marine LLC
Kronos Marine LLC
Rea Marine LLC
Tasman Marine LLC
Mercator Marine LLC
Hudson Marine LLC
(The Republic of the Marshall Islands)
Odysseus Marine LLC
(The Republic of the Marshall Islands)
Sub-holding Company
Alexander Marine LLC
Hector Marine LLC
Ikaros Marine LLC
(The Republic of the Marshall Islands)
Poseidon Fleet Holdings LLC
Achilleas Marine LLC
Hercules Marine LLC
Marine Treasurer LLC
Dimitra Marine LLC
Artemis Marine LLC
Hermes Marine LLC
Apollon Marine LLC
Hera Marine LLC
Drake Marine LLC
Barentsz Marine LLC
(The Republic of the Marshall Islands)

Implications of Being an Emerging Growth Company
We had less than $1.0 billion in revenue during our last fiscal year, which means that we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:
•	the ability to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in the registration statement for our initial public offering;
•	exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal controls over financial reporting, for so long as a company qualifies as an "emerging growth company;"
•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and
•	exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to our auditor's report in which the auditor would be required to provide additional information about the audit and our financial statements.
We may take advantage of these provisions and other applicable provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.0 billion in "total annual gross revenues" during the most recently completed fiscal year, we become a "large accelerated filer" with market capitalization of more than $700 million, or as of any date on which we have issued more than $1.0 billion in non-convertible debt over the three year period to such date. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide to our shareholders may be different from information provided by other public companies.

Risk Factors
We face a number of risks associated with our business and industry. You should carefully consider the risks described in "Risk Factors" beginning on page 15 and the other information in this prospectus before deciding whether to invest in our common shares.

THE OFFERING
Common Shares offered by us	shares or shares if the underwriters exercise their option to purchase additional common shares in full.

Option to purchase additional shares	We have granted the underwriters an option for a period of 30 days to purchase up to additional common shares.

Common shares to be outstanding after this offering(1)	shares or shares if the underwriters exercise their option to purchase additional common shares in full.

Use of proceeds

We estimate that we will receive net proceeds of approximately $         million from this offering (approximately $         million if the underwriters' over-allotment option is exercised in full), in each case after deducting underwriting discounts and commissions and estimated expenses payable by us. These estimates are based on an assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover of this prospectus.

We intend to use the net proceeds of this offering as follows:

•    $           million to fund the purchase price of the vessels in our Expansion Fleet; and

•    $          million for general corporate purposes.

In the event that we do not acquire one or more of the vessels in our Expansion Fleet, we will not escrow or otherwise return such proceeds, and we will have the discretion to use such proceeds for other corporate purposes, which may include the acquisition of other vessels.

Dividends
Initially, we intend to pay quarterly dividends to our shareholders in amounts that are approximately equal to 85% of our cash flow from operations during the previous quarter after expenses and reserves for drydockings, surveys, capital expenditures, debt service and other purposes as our Board of Directors may from time to time determine are required. The declaration and payment of dividends, if any, will be subject to the discretion of our Board of Directors, the requirements of Marshall Islands law and restrictions in our future loan agreements. See "Dividend Policy."

Exchange listing	We intend to apply to list our common shares on the New York Stock Exchange, or the NYSE, under the symbol "PCON."

Risk factors
An investment in our common shares involves substantial risks. You should read this prospectus carefully, including the section entitled "Risk Factors" and the combined financial statements and the related notes to those statements included elsewhere in this prospectus before investing in our common shares.

(1) Includes                  common shares that we will issue to PCH prior to the closing of this offering pursuant to a share exchange agreement in connection with the acquisition of our Initial Fleet. Excludes                 shares reserved for issuance under our Equity Incentive Plan.

SUMMARY FINANCIAL AND OPERATING DATA
The following table sets forth summary combined financial data and other operating data of our predecessor companies, the Poseidon Containers Group. The summary financial data in the table for the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013 have been derived from audited combined financial statements of the Poseidon Containers Group, included elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The data set forth below should be read in conjunction with the audited combined financial statements and the related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other financial information included elsewhere in this prospectus.
	Year Ended December 31,
(In thousands of U.S. dollars)	2014	2013	2012
STATEMENT OF INCOME
Operating revenues	$111,026	$119,236	$115,622
Voyage expenses	(4,950)	(3,386)	(1,754)
Vessel operating expenses	(39,045)	(38,169)	(35,414)
Depreciation	(27,230)	(26,777)	(21,104)
Amortization	(1,616)	(1,203)	(1,037)
Impairment losses	-	(2,573)	-
Brokerage commissions	(2,308)	(2,393)	(1,840)
Management fees	(5,709)	(5,254)	(4,642)
General and administrative expenses	(2,203)	(596)	(608)
Loss on sale of vessels	(15,893)	-	-
Income from operations	12,072	38,885	49,223
Interest income	18	22	88
Interest expense	(10,160)	(10,684)	(6,912)
Other finance expenses	(1,440)	(1,458)	(1,008)
Other income/(expenses), net	732	1,410	1,303
Total other expenses, net	(10,850)	(10,710)	(6,529)
Net income	$1,222	$28,175	$42,694
CASH FLOW DATA
Net cash provided by operating activities	$43,188	$59,872	$59,039
Net cash provided by/(used in) investing activities	$7,128	$(162,030)	$(28,434)
Net cash provided by/(used in) financing activities	$(40,440)	$109,026	$(27,477)
Net increase in cash and cash equivalents	$9,876	$6,868	$3,128

	As of December 31,
(In thousands of U.S. dollars)	2014	2013
BALANCE SHEET DATA (at period end)
Total current assets	$46,448	$33,619
Total assets	$680,603	$720,259
Total current liabilities, including current portion of long-term debt	$49,733	$61,948
Current portion of long-term debt	$39,788	$51,364
Long-term debt, net of current portion	$245,388	$274,343
Parent net investment	$385,483	$383,968

	For the Year Ended December 31,
(In thousands of U.S. dollars, except fleet data)	2014	2013	2012
OTHER DATA
EBITDA(1)	$41,474	$68,136	$72,657
Adjusted EBITDA(1)	$57,367	$70,709	$72,657
FLEET DATA
Number of vessels at period end (containerships)	17	20	17
TEU capacity at period end (containerships)	79,540	82,984	62,203
Ownership days(2)	6,693	7,082	6,222
Available days(3)	6,294	6,828	6,122
Daily vessel operating expenses (expressed in U.S. Dollars)(4)	$5,864	$5,907	$5,757
Time Charter Equivalent (TCE) rates (expressed in U.S. Dollars)(5)	$16,855	$16,967	$18,600
Fleet Utilization(6)	93.9%	96.6%	98.9%

(1)
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a non-U.S. GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by GAAP or other GAAP measures, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations. EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our operating performance. We believe that EBITDA assists our executive management and investors by providing useful information that increases the comparability of our operating performance from period to period by excluding items that we do not believe are indicative of our core operating performance, and against the operating performance of other companies in our industry that provide EBITDA information, and therefore is an alternative measure of our performance and efficiency. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry and monitoring our ongoing financial and operational strength in assessing whether to continue to hold common shares. The following table reconciles EBITDA to net income, the most directly comparable U.S. GAAP financial measure for the periods presented.

	For the Year Ended December 31,
(In thousands of U.S. dollars)	2014	2013	2012
Net (loss)/income	$1,222	$28,175	$42,692
plus:
Depreciation	27,230	26,777	21,104
Amortization	2,862	2,500	1,949
Interest expense	10,160	10,684	6,912
EBITDA	$41,474	$68,136	$72,657

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization, adjusted for impairment losses and loss on sale of vessels. Adjusted EBITDA is a non-U.S. GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by GAAP or other GAAP measures, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we measure our operations. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our investors, and our operating performance. We believe that Adjusted EBITDA assists our executive management and investors by providing useful information that increases the comparability of our operating performance from period to period by excluding items that we do not believe are indicative of our core operating performance, and against the operating performance of other companies in our industry that provide Adjusted EBITDA information, and therefore is an alternative measure of our performance and efficiency. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry and monitoring our ongoing financial and operational strength in assessing whether to continue to hold common shares.
The following table reconciles Adjusted EBITDA to net income, the most directly comparable U.S. GAAP financial measure for the periods presented:
	Year ended December 31,
(In thousands of U.S. dollars)	2014		2013		2012
Net income		$1,222		$28,175		$42,692
plus:
Depreciation		27,230		26,777		21,104
Amortization		2,862		2,500		1,949
Interest expense		10,160		10,684		6,912
Impairment losses		-		2,573		-
Loss on sale of vessels		15,893		-		-
Adjusted EBITDA	$	$ 57,367	$	$ 70,709	$	$ 72,657

(2)	Ownership days are the total calendar days that the vessels were in our possession for the relevant period, including off-hire days associated with major repairs, drydockings or special or immediate surveys.
(3)	Available days are the total calendar days that the vessels were under a time charter, including off hire days (other than scheduled off-hire days associated with major repairs, drydockings or special surveys), and the number of days that a vessel was on lay-up.
(4)	Daily vessel operating expenses is calculated by dividing operating expenses by the ownership days, excluding the number of days that a vessel was on lay-up.
(5)	Time Charter Equivalent, or TCE, rate is a measure of the average daily earnings performance of a vessel. Our method of calculating the TCE rate is consistent with industry standards and is defined time charter revenues less voyage expenses during a period divided by the number of available days during the period. TCE rate is a non-GAAP measure, and is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet. The following table reflects the calculation of our TCE rates for the periods presented.

	Year Ended December 31,
(In U.S. dollars)	2014	2013	2012
Revenues, net	$111,026,008	$119,236,147	$115,621,522
Less voyage expenses	(4,950,117)	(3,385,923)	(1,753,518)
Total revenue, net of voyage expenses	$106,075,891	$115,850,224	$113,868,004
Available days	6,294	6,828	6,122
Time Charter Equivalent (TCE) rates	$16,855	$16,967	$18,600

(6)	Fleet utilization is determined by dividing (i) the number of operating days, which is defined as the number of days that a vessel is under a time charter including the scheduled off-hire days associated with major repairs, drydockings or special surveys, as well as, the number of days that a vessel was on lay-up, by (ii) the number of the ownership days during that period.

RISK FACTORS
You should carefully consider the following risk factors that may affect our business, future operating results and financial condition, as well as the other information set forth in this prospectus, before making a decision to invest in our common shares. If any of the following risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our common shares would likely decline, and you may lose all or part of your investment. The risks below are not the only ones we face. Additional risks not currently known to us, or that we currently deem immaterial, may also adversely affect us.
Risks Related to our Industry
The containership industry is cyclical and volatile in terms of charter rates and profitability, which may adversely affect our earnings and cash flow.
The containership industry is both cyclical and volatile in terms of charter rates and profitability. The recent prolonged downturn in the containership industry may continue and adversely affect our ability to charter or re-charter our vessels or our ability to sell them. Moreover, any new, renewal or replacement charters that we may enter into in the future, may not be sufficient to allow us to operate our vessels profitably. As of May 21, 2015, the charters for 12 of our 18 containerships are scheduled to expire during 2015, exposing us to prevailing charter rates during such period. Fluctuations in charter rates and containership values result from changes in the supply and demand for containership capacity and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
The factors that influence demand for containership capacity are outside of our control and include:
•	supply and demand for products suitable for shipping in containers;
•	changes in global production of products transported by containerships;
•	the distance container cargo products are to be moved by sea;
•	the globalization of manufacturing;
•	global and regional economic and political conditions;
•	developments in international trade;
•	changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported;
•	environmental and other regulatory developments;
•	currency exchange rates; and
•	port and canal congestion.
The factors that influence the supply of containership capacity include:
•	the number of newbuilding deliveries;
•	the scrapping rate of older containerships;
•	access to capital to finance the construction of newbuildings;
•	the price of steel and other raw materials;
•	changes in environmental and other regulations that may limit the useful life of containerships;
•	the number of containerships that are slow-steaming to conserve fuel;
•	the number of containerships that are out of service; and
•	availability of shipyard capacity.
Our ability to employ our existing vessels when their charters expire and any containerships that we acquire will depend upon, among other things, the then current state of the containership market. If the containership market is in a period of sustained depression, we may be unable to operate our vessels profitably.

Liner companies, which represent a significant number of charterers of containerships, have been placed under significant financial pressure, thereby increasing our charter counterparty risk.
The decline in global trade due to the economic slowdown in 2008 and 2009 resulted in a significant decline in demand for the seaborne transportation of containership cargoes, including for exports from China to Europe and the United States.  Consequently, the cargo volumes achieved by liner companies, which charter containerships from ship owners like us, increased by only 5% between 2014 and 2013 and 4% between 2013 and 2012, and further modest increases are projected for 2015. The financial challenges faced by liner companies, some of which announced efforts to obtain third party aid and restructure their obligations, has reduced demand for containership charters and may increase the likelihood of our customers being unable or unwilling to pay us contracted charter rates.  The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure employment for our containerships if our counterparties fail to perform their obligations under, or upon the expiration of, our vessels' current time charters, and any new charter arrangements we are able to secure may be at lower rates.
An over-supply of containership capacity may prolong the current low prevailing rates or lead to a further reduction in charter rates, which may limit our ability to operate our vessels profitably.
While the size of the worldwide containership orderbook has declined over the last 12 months, newbuilding containerships with an aggregate capacity of 3.3 million TEU as of March 31, 2015 were on order, representing 11.7% of the total fleet capacity as of March 2015, according to Drewry. The size of the orderbook is large relative to historical levels and will result in the increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with a decline in the demand for containerships, may result in a further reduction of charter hire rates and may adversely affect our business if we are only able to charter our fleet for reduced rates or unprofitable rates or not able to charter our containerships at all.
We depend upon a limited number of customers for a large part of our revenues. The loss of these customers could adversely affect us.
Our customers in the containership sector consist of a limited number of liner companies. A.P. Moller-Maersk, MSC and OOCL have been our largest customers by revenue for the last three years and together represented 78%, 87% and 77% of our total revenue in 2014, 2013 and 2012, respectively. We expect that a limited number of leading liner companies will continue to generate a substantial portion of our revenues. In addition, in recent years there have been significant examples of consolidation and alliances in the container shipping industry; there are currently over 200 liner companies, but according to Drewry, the top 10 and top 20 companies, including their respective subsidiaries, accounted for approximately 33% and 46% of global liner capacity, respectively, as of March 2015. Financial difficulties in the industry may accelerate the trend towards consolidation. The cessation of business with these liner companies or their failure to fulfill their obligations under the charters for our containerships could have an adverse effect on our financial condition and results of operations, as well as our cash flows.
Seasonal fluctuations could affect our operating results and available cash from quarter to quarter.
We will operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates.  This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of cash flow and hence dividends that we would be able to pay from quarter to quarter.
Declines in charter rates and other market deterioration could cause us to incur impairment charges.
We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates, including future charter rates, earnings from vessels, operating expenses, discount rates and drydock costs. All of these items have been historically volatile.
An impairment charge is recognized if the carrying value of a vessel is in excess of the recoverable amount.  The carrying values of our vessels may not represent their fair market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. In particular, the fair market value of the vessels in our Initial Fleet, or vessels that we may acquire in the future, may increase or decrease depending on a number of factors, including general economic and market conditions affecting the international seaborne transportation industry, supply and demand for containers, costs of newbuildings and governmental or other regulations.  Any impairment charges incurred as a result of declines in charter rates could negatively affect our business, financial condition, operating results, distributions or the trading price of our common shares. For the years ended December 31, 2014, 2013 and 2012, we recognized an impairment loss of $nil, $2.6 million and $nil, respectively.

Containership values decreased significantly since 2008 and have since remained at low levels. Vessel values may decrease further and over time may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss.
Factors that influence vessel values include:
•	prevailing economic conditions and conditions in the containerships markets;
•	a substantial or extended decline in demand for containerships;
•	increases in the supply of vessel capacity;
•	the size and age of a vessel; and
•	the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.
If a charter terminates, we may be unable to re-deploy the affected vessels at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Our inability to dispose of vessels at a reasonable value could result in a loss on their sale and adversely affect our ability to purchase a replacement vessel, results of operations and financial condition.  For example, during the year ended December 31, 2014, we recognized a total net loss of $15.9 million as a result of the sale of four of our vessels.  For additional information, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Year ended December 31, 2014 compared to the year ended December 31, 2013—Loss on Sale of Vessels" and Note 4 to our audited combined financial statements included elsewhere in this prospectus.
We operate our vessels worldwide and as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses.
The international shipping industry is an inherently risky business involving global operations. Our vessels are at a risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions, which may reduce our revenue or increase our expenses.
International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points.  Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery of cargo and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have an adverse effect on our business, financial condition, operating results, distribution of dividends or the trading price of our common shares.
A decrease in the level of China's export of goods or an increase in trade protectionism could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.
China exports considerably more goods than it imports. Our containerships are deployed on routes involving containerized trade in and out of emerging markets, and our charterers' container shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China's exports and on our charterers' business. For instance, the government of China has recently implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a "market economy" and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our business, results of operations and financial condition.

Our operations thus expose us to the risk that increased trade protectionism will adversely affect our business. If global economic recovery is undermined by downside risks and the economic downturn continues, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve has caused and may continue to cause an increase in (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped.
Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us or to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition and our ability to pay cash dividends.
Weak economic conditions throughout the world, particularly in Europe and in the Asia Pacific region, could have a material adverse effect on our business, financial condition and results of operations.
Negative trends in the global economy emerged in 2008 and continued into 2009, and economic conditions remain relatively weak. In particular, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, and the potential for recession in Europe have resulted in devaluation of the Euro, disruptions of financial markets throughout the world and have led to concerns regarding consumer demand both in Europe and other parts of the world, including the United States. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, container shipping. Continuing economic instability could have a material adverse effect on our financial condition and results of operations. In particular, we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or unloading of containers in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, and particularly in China, may exacerbate the effect of the significant downturns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand.
Recently, however, concerns have arisen that China and other countries in the Asia Pacific region may experience slowed or even negative economic growth in the future. Moreover, the current relative weakness in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. In particular, the possibility of sovereign debt defaults by European Union member countries, including Greece, and any resulting weakness of the Euro, including against the Chinese renminbi, could adversely affect European consumer demand, particularly for goods imported, many of which are shipped in containerized form, from China and elsewhere in Asia, and reduce the availability of trade financing which is vital to the conduct of international shipping. Our business, financial condition, results of operations, ability to pay dividends, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.
In addition, as a result of the ongoing economic downturn in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Furthermore, the change in the Greek government and potential shift in its policies may undermine Greece's political and economic stability, which may adversely affect our operations and those of our managers located in Greece. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations and those of our managers located in Greece.
The operation of containerships is inherently risky, and an incident involving significant loss of revenue and increased costs or environmental consequences involving any of our vessels could harm our reputation and business.
Containerships are complex and their operation technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Further, to the extent damage to one of our vessels results in an oil spill or otherwise causes significant environmental damage, the associated costs could exceed the insurance coverage available to us.
If our vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover. The loss of time and revenues while these vessels are being repaired, as well as the actual cost of these repairs, would decrease our results of operations. Further, the total loss of any of our vessels or involvement in an incident with the potential risk of environmental consequences, and the resulting media coverage could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss that could have an adverse effect on our business, our results of operations and cash flows weaken our financial condition and negatively affect our ability to pay dividends to our shareholders.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:
•	marine disasters;
•	piracy;
•	environmental accidents;
•	bad weather;
•	mechanical failures;
•	grounding, fire, explosions and collisions;
•	human error; and
•	war and terrorism.
An accident involving any of our vessels could result in any of the following:
•	death or injury to persons, loss of property or environmental damage;
•	delays or failure in the delivery of cargo;
•	loss of revenues from or termination of charter contracts;
•	governmental fines, penalties or restrictions on conducting business;
•	spills, pollution and the liability associated with the same;
•	higher insurance rates; and
•	damage to our reputation and customer relationships generally.
Maritime claimants could arrest our vessels, which would have a negative effect on our cash flows.
Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of money to have the arrest lifted, which would have a negative effect on our cash flows.
In addition, some jurisdictions, including South Africa, enforce a "sister ship" theory of liability, pursuant to which a claimant may arrest both the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.
A shortage of qualified officers and crew could have an adverse effect on our business and financial condition.
As the world containership fleet continues to grow, the demand for skilled officers and crew has been increasing, which has led to a shortfall of such personnel. Increases in our historical vessel operating expenses have been attributable primarily to the rising costs of recruiting and retaining officers for our fleet. If our Technical Manager or we are unable to employ skilled staff and crew, we will not be able to adequately staff our vessels. A material decrease in the supply of skilled officers and crew or an inability of our Technical Manager to attract and retain such qualified officers and crew could impair our ability to operate, or increase the cost of crewing our vessels, which could adversely affect our business, financial condition and results of operations and cash flows.
If labor or other interruptions are not resolved in a timely manner, they could have an adverse effect on our business, results of operations, cash flows, financial condition and available cash.
In addition to providing services to us using its own on-shore employees, our Technical Manager, Technomar is responsible for recruiting the senior officers and other crewmembers for our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest or any other labor interruption, could prevent or hinder our operations from being carried out as we expect and could have an adverse effect on our business, financial condition, operating results, distribution of dividends or the trading price of our common shares.

Reliability of suppliers may limit our ability to obtain supplies and services when needed.
We rely, and will in the future rely, on a significant supply of consumables, spare parts and equipment to operate, maintain, repair and upgrade our fleet of ships. Delays in delivery or unavailability of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our fleet. This would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations.
Fuel, or bunker prices, may adversely affect profits.
While we generally will not bear the cost of fuel, or bunkers, for vessels operating on time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.
Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.
We are subject to international safety regulations and requirements imposed by classification societies and the failure to comply with these regulations may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our vessels will be affected by the requirements set forth in the International Maritime Organization's, or the IMO, International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.  If our Technical Manager fails to comply with the ISM Code, we may be unable to trade with our vessels; our insurers may invalidate our existing insurance; we may face decreased availability of insurance coverage for the affected vessels; and the affected vessels may be denied access to, or may be detained in, the ports of certain jurisdictions.
In addition, the hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention, or SOLAS. The cost of maintaining our vessels' classifications may be substantial. However, if a vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to transport cargo between ports and will be unemployable, which will negatively impact our revenues and results from operations.
We are subject to complex laws and regulations, including environmental laws and regulations, which can adversely affect our business, financial condition, operating results, distributions or the trading price of our common shares.
Our operations will be subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These laws and regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended and generally referred to as CLC), the IMO International Convention on Civil Liability for Bunker Oil Pollution Damages of 2001 (as from time to time amended and generally known as the Bunker Convention), the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended and generally referred to as MARPOL), including designation of Emission Control Areas thereunder, the IMO International Convention for the Safety of Life at Sea of 1974 (as from time to time amended and generally referred to as SOLAS), the IMO International Convention on Load Lines of 1966 (as from time to time amended), the U.S. Maritime Transportation Security Act of 2002 and the International Labour Organization's, or ILO's, Maritime Labour Convention of 2006, or MLC. In addition, we are subject to requirements imposed by various national and international agencies and regulatory bodies, including, but not limited to, requirements of the U.S. Coast Guard, the U.S. Environmental Protection Agency, or EPA, and the IMO.  Compliance with such laws, regulations and requirements, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, requirements relating to greenhouse gas or other air emissions, the management of ballast and bilge waters, maintenance and inspection, development and implementation of emergency procedures and maintenance of insurance coverage (or the provision of other financial assurances) with respect to pollution incidents. We may become subject to additional or more onerous requirements.  For example, the 2010 Deepwater Horizon oil spill in the Gulf of Mexico may result in additional regulatory or legislative initiatives that may affect our operations or require us to incur additional compliance expenses. These costs could have an adverse effect on our business, financial condition, operating results, distribution of dividends or the trading price of our common shares. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions, third party claims or the suspension or termination of our operations.

An oil spill could also result in significant liability including fines, penalties, criminal or civil liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, and could harm our reputation with current or potential charterers of our vessels.  Moreover, environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone, or EEZ, around the United States. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have an adverse effect on our business, financial condition, operating results, dividends or the trading price of our common shares.
If our vessels call on ports located in countries that are subject to sanctions and embargoes imposed by the United States and other governments, our reputation and the market for our common shares could be adversely affected.
Although no vessels owned or operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, in the future, our vessels may call on ports in these countries from time to time on our charterers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to include ships or shipping services by non-U.S. companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.
In 2012, President Obama signed Executive Order 13608, which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contacts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics that is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving an actual or alleged violation is expensive and can consume significant time and attention of our executive management.
Governments could requisition our vessels during a period of war or emergency, which may negatively impact our business, financial condition, results of operations and available cash.
A government could requisition one or more of our vessels for title or for hire or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner.  Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency.  Even if we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of the payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our business, financial condition, operating results, distribution of dividends or the trading price of our common shares.
Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, off the coast of West Africa and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide continued to decrease since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. If piracy attacks result in certain regions in which our vessels are deployed being characterized as "war risk" zones by insurers or designated as "war and strikes" listed areas by the Joint War Committee (comprising underwriting representatives from both the Lloyd's and International Underwriting Association company markets), piracy insurance coverage may become more difficult to obtain, and premiums payable for such insurance coverage could increase significantly.
In addition, crew costs, including costs that may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, operating results, distribution of dividends or the trading price of our common shares and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
Technological innovation could reduce the amount of charter payments we receive and the value of our vessels.
The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter payments we receive for our vessels once their current charters expire and the resale value of our vessels could significantly decrease. As a result, our business, financial condition, operating results, ability to pay dividends or the trading price of our common shares could be adversely affected.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risks of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships (MARPOL), and some countries have made voluntary pledges to control the emissions of greenhouse gasses. The IMO has approved two new sets of mandatory requirements to address greenhouse gases from ships: the Energy Efficiency Design Index and the Ship Energy Efficiency Management plan, discussed in detail in "Business –Greenhouse Gas Regulation." Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our vessels and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
Risks Related to our Company
If we cannot take delivery of the vessels in our Expansion Fleet, we may use a portion of the proceeds from this offering for corporate purposes with which you may not agree.
If we cannot take delivery of the vessels in our Expansion Fleet, if the sellers fail to deliver any vessels to us as agreed, if we cancel the acquisition of a vessel because a seller has not met its obligations, our executive management will have the discretion to apply the proceeds of this offering that we would have used to purchase those vessels to acquire other vessels or for other purposes. In particular, certain events may arise that could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive total loss of a vessel, or substantial damage to a vessel prior to its delivery. We will not escrow the proceeds from the offering and will not return the proceeds to you if we do not take delivery of one or more of the vessels in our Expansion Fleet. It may take a substantial period of time before we can locate and purchase other suitable vessels that meet our acquisition standards. During this period, the portion of the proceeds of the offering originally planned for the acquisition of these vessels will be invested on a short-term basis, in which case they will not yield returns at rates comparable to those these vessels might have earned, or utilized for general corporate purposes, in which case they may cease to be available for future vessel acquisitions.
Delays in deliveries of the vessels in our Expansion Fleet, or other vessels that we may agree to acquire, or our inability to otherwise complete the acquisitions of such vessels, could harm our operating results.
We have contracted to acquire           containerships with a TEU-weighted average age of approximately           years, for a total purchase price of $          million. In addition, we may purchase additional vessels from time to time. The delivery of these vessels could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels.
The delivery of secondhand vessels could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financings or damage to or destruction of vessels while being operated by the seller prior to the scheduled delivery date.
The completion and delivery of any newbuildings we order or agree to acquire could be delayed because of, among other things:
•	quality or engineering problems;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	work stoppages or other labor disturbances at the shipyard;
•	bankruptcy of or other financial crisis involving the shipyard;
•	a backlog of orders at the shipyard;
•	political, social or economic disturbances;
•	weather interference or a catastrophic event, such as a major earthquake or fire;
•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;
•	an inability to finance the constructions of the vessels; or
•	an inability to obtain requisite permits or approvals.
If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter under which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation of the charter, our business, financial condition, operating results, ability to pay dividends or the trading price of our common shares could be adversely affected.
The failure of our counterparties to meet their obligations to us under any vessel purchase agreements or charter agreements that we may enter into in the future could cause us to suffer losses or otherwise adversely affect our business.
We intend to strategically employ our Combined Fleet, and any additional vessels that we may acquire, on time charters with staggered maturities based on the market conditions, which would preserve the flexibility to capitalize on potentially rising charter rates. The ability and willingness of each of our counterparties to perform its obligations under a vessel purchase agreement or time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the container shipping industry and the overall financial condition of the counterparties. If we are unable to take delivery of a contracted vessel, including due to the failure of the seller of a vessel to deliver a vessel to us as agreed or to otherwise meet its obligations, this may have a material adverse effect on our business. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters, and our future customers may fail to pay charter hire or attempt to renegotiate charter rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows and our ability to pay dividends.
Charterers may terminate or default on their charters or may elect not to re-charter our vessels upon expiration of their charters, which could adversely affect our results of operations and cash flow.
Our Initial Fleet is currently employed on short- to-medium term time charters ranging from 0.2 to 3 years. These charters may terminate early due to a material default on behalf of the charterer. The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive loss of the relevant vessel, the requisition for hire of the relevant vessel, the dry-docking of the relevant vessel for a certain period of time or the failure of the relevant vessel to meet specified performance criteria.
If our charterers decide to terminate or default on their charters or elect not to re-charter our vessels upon expiration of their charters, we may not be able to re-charter them on terms similar to these charters or at all. If we receive lower charter rates under replacement charters or are unable to re-charter the vessels that we wish to place on time charters, our available cash may be significantly reduced or eliminated.
We may have difficulty securing profitable employment for our vessels if their charters expire in a weak containership market.
The containership industry is both cyclical and volatile in terms of charter rates and profitability. The future state of the containership market may impact our ability to employ our vessels when their charters expire, and any containerships that we may acquire in the future. If we seek to employ our vessels during a downturn in the containership market, we may be unable to charter our vessels at attractive rates, or at all. As of May 21, 2015, the charters for 12 of the 18 containerships in our Initial Fleet are scheduled to expire during 2015, exposing us to prevailing charter rates during such period. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot charter or our vessels profitably, our results of operations and operating cash flow will be adversely affected.
If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international containership market, which would negatively affect our financial condition and our ability to expand our business.
The operation of containership vessels and the transportation of containers are extremely competitive and our industry is capital intensive and highly fragmented. Competition arises primarily from other containership owners, some of which have substantially greater resources than we do. Generally, we compete for charters based on price, vessel location, size, age and condition, and the acceptability of the containership and its operators to the charterer. We may be unable to compete effectively with other containership owners.

In addition, as vessels age, it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our older vessels.
We face substantial competition from a number of experienced companies, including state-sponsored entities. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. In the future, we may also face competition from reputable, experienced and well-capitalized marine transportation companies that do not currently own containerships, but may choose to do so. Any increased competition may cause greater price competition for time charters, as well as for the acquisition of high-quality secondhand vessels and newbuild vessels. Further, since the charter rate is generally considered to be one of the principal factors in a charterer's decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market. As a result of these factors, we may be unable to re-charter our containerships, expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.
If we do not identify suitable vessels for acquisition or successfully integrate any acquired vessels, we may not be able to grow or effectively manage our growth.
One of our strategies is to continue to grow by expanding our operations through vessel additions to our Combined Fleet. Our future growth and the development of our fleet will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:
•	identify suitable containerships and/or vessel owning shipping companies for acquisitions at attractive prices;
•	identify businesses engaged in managing, operating or owning containerships for acquisitions or joint ventures;
•	integrate any acquired containerships or businesses successfully with our existing operations;
•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;
•	improve our operating, financial and accounting systems and controls; and
•	obtain required financing for any subsequent proposed vessel acquisitions or our operations.
Our failure to effectively identify, purchase, develop and integrate any containerships or businesses could adversely affect our business, financial condition, operating results, distribution of dividends or the trading price of our common shares. Finally, acquisitions may require additional equity issuances or debt issuances (with amortization payments). If we are unable to effectively execute our expansion strategy, our financial condition may be adversely affected.
Growing any business by acquisition presents numerous risks, including the subsequent discovery of undisclosed liabilities and obligations, difficulties in obtaining additional qualified personnel, challenges related to managing relationships with customers and suppliers during growth, and risks associated with integrating newly acquired vessels and operations into existing infrastructures. The growth of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our Managers, and may necessitate that we, and they, increase the number of personnel to support such expansion. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with such growth plans.
We will be required to make substantial capital expenditures to expand the number of vessels in our fleet and to maintain all our vessels, which will be dependent on additional financing.
Our business strategy is based, in part, upon the expansion of our fleet through the acquisition of additional vessels. We currently expect that we will fund our vessel acquisitions through the issuance of additional common shares and the assumption of debt.
We will also be required to make capital expenditures to maintain our vessels.  The costs of maintaining vessels are highly uncertain, depending on a variety of factors, including age, size and condition of the vessel and location of the drydock. Such costs may be substantial. In addition, we will incur substantial maintenance costs in the future for any newly acquired vessels. A vessel must be drydocked within 5 years of its delivery from the shipyard, and vessels are typically drydocked every 30 to 60 months thereafter depending on the vessel, not including any unexpected repairs. Maintenance capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in the cost of labor and materials; customer requirements; increases in our fleet size or the cost of replacement vessels; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and competitive standards.

In addition, maintenance capital expenditures will vary significantly from quarter to quarter based on the number of vessels drydocked during that quarter. Significant maintenance capital expenditures may reduce the amount of cash available for distribution to our shareholders.
To fund any shortfall for purchasing additional vessels or dry-docking costs from time to time, we may be required to incur additional borrowings or raise capital through the sale of debt or additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control.
If capital expenditures are financed through cash from operations or by issuing debt or equity securities, our ability to pay dividends may be diminished, our financial leverage could increase or our shareholders may be diluted.
Use of cash from operations to expand or maintain our fleet will reduce cash available for distribution to shareholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends to our shareholders. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay dividends. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution and would increase the aggregate amount of cash required to maintain our currently intended level of quarterly dividends to shareholders, both of which could have a material adverse effect on our ability to pay dividends.
Risks Related to our Operations
Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.
We will carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, and protection and indemnity insurance, which comprises pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover all potential losses from our operational risks. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.
We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future.
We may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations.
Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, upon renewal or expiration of our current policies, the insurance that may be available to us may be significantly more expensive than our existing coverage.
Because we obtain some of our insurance through protection and indemnity associations, we may be required to make additional premium payments.
Although we carry protection and indemnity insurance consistent with industry standards, all risks may not be adequately insured against, and any particular claim may not be paid. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments, or calls, over and above budgeted premiums if member claims exceed association reserves.

These calls will be in amounts based on our claim records, the claim records of Technomar, our Technical Manager, as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.
The acquisition of secondhand vessels exposes us to increased operating costs and as our fleet ages, the risks associated with older vessels could adversely affect our results of operations.
Our current business strategy includes growing our fleet through the acquisition of additional vessels, which could include secondhand vessels. While we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if such vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders of the secondhand vessels that we acquire.
In general, the costs required to maintain a vessel in good operating condition increase as the vessel ages. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. In addition, cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.
Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
An increase in voyage or operating expenses or dry-docking costs could materially and adversely affect our financial performance.
Our voyage, operating expenses and dry-dock capital expenditures depend on a variety of factors including fuel, crew, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire shipping industry. Also, while we do not bear the cost of fuel (bunkers) under our time charters, fuel is a significant expense in our operations when, for example, moving to or from dry-dock or when off-hire. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil-producing countries and regions, regional production patterns and environmental concerns. These may increase vessel operating and dry-docking costs further. If costs continue to rise, they could materially and adversely affect our results of operations.
As our vessels age, the expenses associated with maintaining and operating them are expected to increase, which could have an adverse effect on our business, financial condition, results of operations and cash flows.
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. Potential charterers may also choose not to charter older vessels. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, the expenses associated with maintaining and operating our vessels as they age could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Because we generate all of our revenues in United States dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could negatively affect our results of operations.
Historically our revenue has been generated in U.S. dollars, but we incur capital, operating and administrative expenses in multiple currencies, including, among others, the Euro. If the U.S. dollar weakens significantly, we would be required to convert more U.S. dollars to other currencies to satisfy our obligations, which would cause us to have less cash available for distribution. Because we report our operating results in U.S. dollars, changes in the value of the U.S. dollar also result in fluctuations in our reported revenues and earnings. In addition, under U.S. GAAP, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash and accounts payable are revalued and reported based on the prevailing exchange rate at the end of the reporting period. This revaluation may cause us to report significant non-monetary foreign currency exchange gains and losses in certain periods.

We depend on our Managers to assist us in operating our business.
We subcontract the commercial and technical management of our fleet, including crewing, maintenance and repair, to our Managers; the loss of our Managers' services or their failure to perform their obligations to us could materially and adversely affect the results of our operations.
Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services. Our business will be harmed if our service providers fail to perform these services satisfactorily, if they cancel their agreements with us, or if they stop providing these services to us.
Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with our Managers and their reputation and relationships in the shipping industry. If our Managers suffer material damage to their reputation or relationships, it may harm our ability to:
•	obtain new charters;
•	obtain financing on commercially acceptable terms; or
•	maintain satisfactory relationships with suppliers and other third parties.
Our Managers are privately held companies and there are little or no publicly available information about them.
Our Managers will directly provide us with a variety of services for the technical and commercial management of our vessels. Technical management services include technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training, as well as supply provisioning. Commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and collection and insurance. As a result, we will depend upon the continued services of our Managers.
We would be materially adversely affected if either our Managers become unable or unwilling to provide services for our benefit at the level of quality they have provided others such services in the past and at comparable costs as they have charged others in the past.  If we were required to employ a ship management company other than Technomar or ConChart, we cannot offer any assurances that the terms of such management agreements and results of operations would be more beneficial to us in the long term.
Our Managers' ability to render management services will depend in part on their own financial strength. Circumstances beyond our control could impair Technomar's or ConChart's financial strength, and because they are privately held companies, information about their financial strength is not publicly available. As a result, our shareholders and we might have little advance warning of financial or other problems affecting Technomar or ConChart even though their financial or other problems could have a material adverse effect on our shareholders and us.
Fees payable to our Managers will be substantial and will be payable regardless of our profitability.
All of the vessels in our Combined Fleet receive upon their delivery to us, commercial and technical management services from ConChart and Technomar, respectively. Our Chief Executive Officer, George Giouroukos, is the majority beneficial owner of Technomar and sole beneficial owner of ConChart. The services provided by ConChart, as our commercial manager, include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and collection and insurance.  The services provided by Technomar, as our technical manager, include technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing, training and supply provisioning. The fees and expenses payable pursuant to these management agreements will be payable without regard to our business, results of operation and financial condition. Additionally, we have limited rights to terminate our management agreements. The payment of fees to our managers could adversely affect our results of operations and ability to pay dividends.
At or prior to the completion of this offering, we will enter into new Management Agreements between each of our vessel-owning subsidiaries and Technomar and between us and ConChart respectively. Please see "Business—Management of our Vessels" for a description of our Management Agreements.
We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.
Our success depends to a significant extent upon the abilities and efforts of our management team. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could adversely affect our business, results of operations and ability to pay dividends. We do not intend to maintain "key man" life insurance on any of our officers or other members of our management team.

Our Chief Executive Officer and certain other officers as well as officers of our Managers will not devote all of their time to our business, which may hinder our ability to operate successfully.
Our Chief Executive Officer and certain of our other officers as well as officers of our Managers will be involved in other business activities not associated with us and are not required to work full-time on our affairs, which may result in their spending less time than is appropriate or necessary to manage our business successfully. For example Mr. Giouroukos, our Chief Executive Officer, is the director, president, and majority beneficial owner of Technomar and is the sole beneficial owner of ConChart. Initially, we expect that Mr. Giouroukos will devote substantially all of his business time to the management of our business. The actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. We intend to seek to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct thereof. These conflicts of interest could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. Please see "Management—Directors and Officers" for additional information on the other business activities of our officers and directors.
Our affiliates currently own and operate containerships which may compete with us and the fiduciary duties of our officers and directors may conflict with those of the officers and directors of our Common Control Entities and their affiliates.
Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chief Executive Officer also serves as an executive officer and/or director of the Common Control Entities. As a result, this individual has fiduciary duties to manage the business of our Common Control Entities and their affiliates in a manner beneficial to such entities and their shareholders. Consequently, our Chief Executive Officer may encounter situations in which his fiduciary obligations to our Common Control Entities and us are in conflict. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have an adverse effect on our business.
Pursuant to the Master Agreement that we will enter into at or prior to the closing of this offering, we will receive the right of first offer to purchase up to 100% of the ownership interests in each of the Common Control Entities or any vessels owned by such entities upon a proposed sale to a third party.  We will also receive the right of first refusal to acquire any containership after any of our Common Control Entities, or Mr. Giouroukos, or any entity controlled by any of them, enters into an agreement that sets forth terms upon which they would acquire such containership.  In addition, the Master Agreement will set forth the terms on which Mr. Giouroukos, and any entity controlled by him, may compete with us.  In addition, we will receive the right of first offer on any containership that he, or any entity which he controls, proposes to sell, and the right of first refusal on any containership he, or any entity which he controls, agrees to acquire, following the consummation of this offering. However, we have no right to require our affiliates to offer any of these containerships and we may not exercise our right to acquire these vessels in the future. Accordingly, such vessels may compete with us, which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. Please see "Certain Relationships and Related Party Transactions—Master Agreement."
In addition, our Chief Executive Officer, George Giouroukos, is the majority beneficial owner of Technomar and sole beneficial owner of ConChart, our Managers. This relationship, and other relationships between certain of our executive officers and members of our Managers, may create certain conflicts of interest between us and our commercial and technical managers. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels they manage which are owned by other companies affiliated with our Managers and Mr. Giouroukos. The Master Agreement will specify that we will have the right to take advantage of certain Time Charter Opportunities. However, we will have a maximum of two business days within which to exercise such right after which ConChart will have the right to direct such Time Charter Opportunity itself or to another person or entity. These provisions may not resolve the conflicts of interest created, which could have an adverse effect on our results of operations. Please read "Certain Relationships and Related-Party Transactions — Master Agreement."

Following the completion of this offering, PCH will own a substantial ownership stake in us and PCH's interests could conflict with interest of our other shareholders.
Following the completion of this offering, PCH will own approximately      % of our outstanding common shares. As a result of this substantial ownership interest, PCH currently has the ability to exert significant influence over certain actions requiring shareholders' approval, including, increasing or decreasing the authorized share capital, the election of directors, and other decisions. While transactions with PCH could benefit us, the interests of PCH could at times conflict with the interests of our other shareholders. Conflicts of interest may arise between us and PCH or its affiliates, which may result in the conclusion of transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares.
We expect to operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.
We expect that our operations will be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001, Spain on March 11, 2004, London on July 7, 2005, Mumbai on November 26, 2008 and continuing hostilities in Iraq and Afghanistan and elsewhere in the Middle East and the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States and elsewhere. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.
We may be subject to litigation that could have an adverse effect on us.
We may in the future be involved from time to time in litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters and governmental claims for taxes or duties as well as other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome of any claim or other litigation matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management's attention to these matters, could have an adverse effect on us and, in the event of litigation that could reasonably be expected to have a material adverse effect on us, could lead to an event of default under certain of our credit facilities.
Due to our lack of diversification, adverse developments in the containership business could reduce our ability to service our debt obligations and pay dividends to our shareholders.
We rely exclusively on the cash flow generated from charters for our containerships. Due to our lack of diversification, an adverse development in the container shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business. An adverse development could also impair our ability to service debt or pay dividends to our shareholders.
We may have more difficulty entering into multi-year, fixed-rate time charters if a more active short-term or spot container shipping market develops.
One of our principal strategies is to enter into multi-year, fixed-rate time charters, particularly in strong charter rate environments while in weaker charter rate environments we would generally expect to target somewhat shorter charter terms. If more containerships become available for the spot or short-term charter market, we may have difficulty entering into additional multi-year, fixed-rate time charters for our containerships due to the increased supply of containerships and the possibility of lower rates in the spot market. As a result, we will then have to charter more of our containerships for shorter periods and our revenues, cash flows and profitability could then reflect fluctuations in the short-term charter market.

Risks Related to our Indebtedness
The amount of our debt could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.
Our indebtedness could affect our future operations, as a portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes. Covenants contained in our debt agreements may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions, limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities, and limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes.
Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, reducing or eliminating dividends to our shareholders, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to affect any of these remedies on satisfactory terms, or at all.
We may be unable to comply with covenants in our current or future credit facilities.
Our credit facilities impose, or are expected to impose, operating restrictions on us that prohibit, or otherwise limit our ability, or the ability of our subsidiaries party thereto, to:
•	pay dividends to shareholders if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend;
•	undergo a change in control or merge or consolidate with, or transfer all or substantially all our assets to, another person;
•	change the flag, class or technical or commercial management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel;
•	incur additional indebtedness;
•	acquire new assets; and
•	sell, transfer or lease the vessel mortgaged under such facility.
Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we may not be able to obtain our lenders' permission when needed. This may limit our ability to pay dividends, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.
In addition, certain of our credit facilities require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants include requirements that:
•	we maintain corporate indebtedness of less than 75% of the market value of our total assets;
•	we maintain an amount of minimum liquidity with the lending institutions in the form of restricted cash, retention and cash collateral accounts;
•	we maintain certain minimum cash relative to our total interest bearing debt, on a combined basis;
•	the fair market value of the vessels (including or excluding the value of the attached charter, as applicable in each credit facility) mortgaged under the applicable credit facility does not fall below 115% to 166%, as applicable in each credit facility, of the outstanding amount of the loan; and
•	we maintain a minimum market adjusted net worth of not less than $50 million.

A violation of any of the operating restrictions and financial covenants contained in our existing or future credit facilities could constitute an event of default under these credit facilities, which, unless cured under the applicable credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.
Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities."
The market values of our vessels may decrease, which could cause us to breach covenants in our credit facilities and adversely affect our operating results.
The market values of containerships have generally experienced high volatility. The market values of containerships have declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. The market value of our vessels are likely to fluctuate depending on general economic and market conditions affecting the shipping industry and other factors, including prevailing charter rates, competition from other shipping companies and other modes of transportation, supply of vessels available to the market, applicable governmental regulations and the cost of newbuildings.
We may not be able to obtain other financing or incur debt on terms that are acceptable to us if the market value of our fleet declines. In addition, a decrease in the market values of our vessels for any reason could cause us to breach certain covenants that are contained in our existing credit facilities and in future financing agreements that we may enter into in the future.
If we are unable to comply with covenants under our existing or future credit facilities, and are not able to obtain covenant waivers or modifications for such noncompliance, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our covenants, sell vessels in our fleet, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business.  In addition, if we were unable to obtain waivers or modifications for such noncompliance, we could be required to reclassify all of our indebtedness as current liabilities, which would be significantly in excess of our cash and other current assets, and which could trigger further defaults under our credit facilities.  If our indebtedness is accelerated in full or in part, it might be difficult for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to conduct our business. If we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss and a reduction in earnings.
Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities."
Indebtedness under our credit facilities are subject to floating rates of interest and will not be hedged by any interest rate swap agreement at the time of this offering, which could result in higher interest expense if interest rates increase.
As of December 31, 2014, we had $285.2 million of total outstanding indebtedness under our credit facilities.  Loans advanced under our secured credit facilities are, generally, advanced at a floating rate based on LIBOR, which has been stable recently, but was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. Such floating rate interest risk will not be hedged at the time of this offering, as we have not entered into any interest rate swap arrangements. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future increase. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial loss. As a result, if interest rates, which have been at historically low levels since the recent economic downturn, increase, the higher interest expense could reduce our cash flows from operations and affect our ability to pay dividends.

There is no assurance that any derivative contract we may enter into will provide adequate protection against adverse changes in interest rates or currency exchange rates.
In the future, we may enter into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness. In addition, from time to time we may also enter into certain currency hedges.  However, there is no assurance that any derivative contracts we enter into in the future will provide adequate protection against adverse changes in interest rates or currency exchange rates, or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate and currency hedges may increase or suitable hedges may not be available. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs.
To the extent our future derivative contracts may not qualify for treatment as hedges for accounting purposes, we would recognize fluctuations in the fair value of such contracts in our income statement. In addition, changes in the fair value of any derivative contract are recognized in "Accumulated Other Comprehensive Income" on our balance sheet, and can affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes would affect, among other things, our net income and earnings per share.
The current state of global financial markets and current economic conditions, among other factors, may adversely impact our ability to obtain financing or refinance our future credit facilities on acceptable terms, which may hinder or prevent us from operating or expanding our business.
Global financial markets and economic conditions have been, and continue to be, volatile. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.
Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available to the extent required, or that we will be able to refinance our credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete the acquisition of our newbuildings and additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
In addition, volatility and uncertainty concerning current global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our vessels and services and could also result in defaults under our current charters. A tightening of the credit markets may further negatively impact our operations by affecting the solvency of our suppliers or customers which could lead to disruptions in delivery of supplies, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues.
Furthermore, our ability to obtain additional debt financing for future acquisitions of vessels may be dependent on the performance of our then existing charters and the creditworthiness of our charterers. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operations and our ability to implement our business strategy and to expand our fleet.

Risks Related to our Declaration and Payment of Dividends
We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.
We are a holding company, and our current and future subsidiaries, which will be all wholly-owned by us, either directly or indirectly, will conduct all of our operations and own all of our operating assets. We will have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders will depend on the ability of our subsidiaries to distribute funds to us. In turn, the ability of our subsidiaries to make dividend payments to us will depend on them having profits available for distribution and, to the extent that we are unable to obtain dividends from our subsidiaries, this will limit the discretion of our Board of Directors to declare dividends.
We cannot assure you that our Board of Directors will declare dividends to our shareholders.
The declaration and payment of dividends to our shareholders, if any, will always be subject to the sole discretion of our Board of Directors.  The timing and amount of dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, covenants included in the agreements governing our outstanding indebtedness, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and provisions of Marshall Islands law affecting the payment of dividends.  The containership industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution in any period.  Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.
We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution, including as a result of the risks described in this section of the prospectus.  We currently expect that we will fund our vessel acquisitions through the issuance of additional common shares and the assumption of debt. We may also use cash reserves established by our Board of Directors from time to time.  If financing is not available to us on acceptable terms, our Board of Directors may decide to finance or refinance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends to our shareholders.
Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or at any time when a company is insolvent or would be rendered insolvent by the payment of such a dividend.  We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us.  We can give no assurance that dividends will be paid in the amounts anticipated in this prospectus or at all.
We may be unable to pay dividends.
We intend to distribute to our shareholders on a quarterly basis amounts that are approximately equal to 85% of our operating cash flow during the previous quarter less any amounts required to pay cash expenses and capital expenditures, service our debt and maintain reserves for drydockings, surveys and other purposes as our Board of Directors may from time to time determine. The amount of cash available for distribution will principally depend upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based upon, among other things:
•	the rates we obtain from our charters;
•	the level of our operating costs, such as the cost of crews and insurance;
•	the number of off-hire days for our fleet and the timing of, and number of days required for, drydocking of our vessels;
•	delays in the delivery of any vessels we agree to acquire in the future;
•	prevailing global and regional economic and political conditions; and
•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.
The actual amount of cash available for distribution also will depend upon other factors, such as:
•	the level of capital expenditures we make, including for maintaining the vessels in our Combined Fleet and acquiring new vessels, which we expect will be substantial;

•	our debt service requirements and restrictions on dividends contained in our existing credit facilities and future financing agreements;
•	fluctuations in our working capital needs; and
•	the amount of any cash reserves established by our Board of Directors, including reserves for working capital and other matters.
Our dividend policy may be affected by restrictions on dividends under our existing credit facilities or other credit facilities we may enter into in the future which contain material financial tests and covenants that must be satisfied. If we are unable to satisfy these restrictions included in our existing credit facilities or other credit facilities we may enter into in the future, or if we are otherwise in default under our existing credit facilities or other credit facilities we may enter into in the future, we would be prohibited from paying dividends. In addition, the declaration and payment of dividends is subject at all times to the discretion of our board directors and compliance with the laws of the Republic of the Marshall Islands. Please see the section of this prospectus supplement entitled "Dividend Policy" for more details.
Our ability to grow and satisfy our financial needs may be adversely affected by our dividend policy.
We intend to distribute to our shareholders on a quarterly basis amounts that are approximately equal to 85% of our operating cash flow during the previous quarter less any amounts required to pay cash expenses and capital expenditures, service our debt and maintain reserves for drydockings, surveys and other purposes as our Board of Directors may from time to time determine. In determining the amount of cash available for distribution after payment of our cash expenses, our Board of Directors will determine appropriate reserves to be set aside for, among other things, contingent liabilities, liquidity needs, principal payment and other amounts required under the terms and conditions of our existing credit facilities and any credit facilities we may enter into in the future, the requirements of Marshall Islands law, the acquisition of additional vessels, drydocking costs, repairs, claims and other liabilities and obligations.  Accordingly, our growth, if any, may not be as fast as other shipping companies that reinvest all of their cash for acquisitions.
We believe that we will generally finance any capital expenditures from cash balances and external financing sources (which may include borrowings under new secured credit facilities or securities offered in the public and private debt and equity capital markets). To the extent we do not have sufficient cash balances or are unable to obtain external financing for these purposes, our dividend policy may significantly impair our ability to meet our financial needs or to grow.
Risks Related to the Offering
There is no existing market for our common shares, and a trading market that will provide you with adequate liquidity may not develop. The price of our common shares may fluctuate significantly, and you could lose all or part of your investment.
Prior to this offering, there has been no public market for the common shares. After this offering, there will be only              publicly traded common shares, assuming no exercise of the underwriters' over-allotment option. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common shares at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common shares and limit the number of investors who are able to buy the common shares.
The price of our common shares after this offering may be volatile.
The price of our common shares after this offering may be volatile and may fluctuate due to factors including:
•	actual or anticipated fluctuations in quarterly and annual results;
•	fluctuations in the containership industry;
•	mergers and strategic alliances in the shipping industry;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	shortfalls in our operating results from levels forecasted by securities analysts; announcements concerning us or our competitors;
•	the failure of securities analysts to publish research about us after this offering, or analysts making changes in their financial estimates;
•	general economic conditions;

•	terrorist acts;
•	future sales of our stocks or other securities;
•	investors' perception of us and the containership industry;
•	the general state of the securities market; and
•	other developments affecting us, our industry or our competitors.
Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our common shares may also be volatile. This market volatility, as well as general economic, market or political conditions could reduce the market price of our common shares in spite of our operating performance. Consequently, you may not be able to sell our common shares at prices equal to or greater than those that you pay in this offering.
Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.
We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, as well as rules subsequently adopted by the SEC and NYSE, including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or Dodd-Frank, have imposed various requirements on public companies, including changes in corporate governance practices. Our directors, management and other personnel will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations relating to public companies will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.
Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting as well as disclosure controls and procedures. In particular, subject to certain phase-in periods that may be available to us as an emerging growth company, we will have to perform systems and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. Compliance with Section 404 will require substantial accounting expense and significant management efforts, and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to satisfy ongoing compliance requirements.
As a "foreign private issuer," we are entitled to exemptions from certain NYSE corporate governance standards applicable to domestic companies, and as such, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.
We are a "foreign private issuer" under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, "foreign private issuers" are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a "foreign private issuer" is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a "foreign private issuer" to follow its home country practice in lieu of the listing requirements of the NYSE. requirements, including (1) the requirement that a majority of the Board of Directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.  Please see "Management—Board of Directors and Committees" and "Management—Corporate Governance Practices."

If we do not implement all required accounting practices and policies, we may be unable to provide the required financial information in a timely and reliable manner.
Prior to this offering, as a privately held company, we did not adopt the financial reporting practices and policies required of a publicly traded company. Implementation of these practices and policies could disrupt our business, distract our management and employees and increase our costs. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the financial information that a publicly traded company is required to provide in a timely and reliable fashion. Any such delays or deficiencies could limit our ability to obtain financing, either in the public capital markets or from private sources, and could thereby impede our ability to implement our growth strategies. In addition, any such delays or deficiencies could result in failure to meet the requirements for continued listing of our common shares on the NYSE, which would adversely affect the liquidity of our common shares.
In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.
We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.
We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" as described under "Summary—Implications of Being an Emerging Growth Company." While we have elected to take advantage of some of the reduced reporting obligations, we are choosing to "opt out" of the extended transition period relating to the exemption from new or revised financial accounting standards. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.
You will incur immediate and substantial dilution.
We expect the initial public offering price per share of our common shares to be substantially higher than the pro forma net tangible book value per share of our issued and outstanding common shares. As a result, you would incur immediate and substantial dilution of $          per share, representing the difference between the assumed initial public offering price of $          per unit and our pro forma net tangible book value per unit on          . In addition, purchasers of our common shares in this offering will have contributed approximately       % of the aggregate price paid by all purchasers of our common shares, but will own only approximately          % of the shares outstanding after this offering. Please refer to the "Dilution" section of this prospectus.
Substantial future sales of our common shares could cause the market price of our common shares to decline.
Sales of a substantial number of our common shares in the public market following this offering, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.
Although we do not currently have any plans to sell additional common shares, subject to the rules of the NYSE, in the future, we may issue additional common shares, and other equity securities of equal or senior rank, without shareholder approval, in a number of circumstances.
The issuance by us of additional common shares or other equity securities of equal or senior rank would have the following effects:
•	our existing shareholders' proportionate ownership interest in us will decrease;
•	the dividend amount payable per share on our common shares may be lower;
•	the relative voting strength of each previously outstanding share may be diminished; and
•	the market price of our common shares may decline.

Our shareholders also may elect to sell large numbers of shares held by them from time to time. The number of common shares available for sale in the public market will be limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and existing shareholders have entered into with the underwriters of this offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and existing shareholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of           days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. LLC.
Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current Board of Directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the common shares.
Several provisions of our articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our Board of Directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.  These provisions:
•	authorize our Board of Directors to issue "blank check" preferred stock without shareholder approval;
•	provide for a classified Board of Directors with staggered, three-year terms;
•	prohibit cumulative voting in the election of directors;
•	authorize the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding stock entitled to vote for those directors;
•	prohibit shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action; and
•	establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by shareholders at shareholder meetings.
These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.
Increases in interest rates may cause the market price of our common shares to decline.
An increase in interest rates may cause a corresponding decline in demand for equity investments in general and in particular for yield-based equity investments such as our common shares. Any such increase in interest rates or reduction in demand for our common shares resulting from other relatively more attractive investment opportunities may cause the trading price of our common shares to decline.
Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.
Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or the PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB is prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike with respect to most U.S. public companies, our shareholders and we are deprived of the possible benefits of such inspections.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law or bankruptcy law.
Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the Republic of the Marshall Islands law are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.
We have limited operations in the United States and maintain limited assets in the United States. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us, bankruptcy laws other than those of the U.S. could apply. The Republic of the Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the U.S. may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the U.S., or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court's jurisdiction if any other bankruptcy court would determine it had jurisdiction. These factors may delay or prevent us from entering bankruptcy in the United States and may affect the ability of our shareholders to receive any recovery following our bankruptcy.
Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our executive management.
We are organized under the laws of the Marshall Islands, and substantially all of our assets are located outside of the United States. In addition, our directors and officers generally are or will be non-residents of the United States, and all or substantial portions of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors or officers. For more information regarding the relevant laws of the Marshall Islands, see "Service of Process and Enforcement of Civil Liabilities."
Risks Related to Taxation
In addition to the following risk factors, you should read "Tax Considerations—Marshall Islands Tax Considerations", and "Tax Considerations—United States Federal Income Tax Considerations" for  a more complete discussion of expected material Marshall Islands, and U.S. Federal income tax consequences of owning and disposing of our common shares.
We may have to pay tax on U.S.-source income, which would reduce our earnings and cash flow.
Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a ship owning or chartering corporation, such as ourselves, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income and as such is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.
We believe that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to United States federal income tax on our United States source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if "non-qualified" shareholders with a 5% or greater interest in our shares were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to the exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our gross U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. A number of our charters contain provisions that obligate the charterers to reimburse us for the 4% gross basis tax on our U.S. source shipping income.
United States tax authorities could treat us as a "passive foreign investment company," which would have adverse United States federal income tax consequences to United States shareholders.
A non-U.S. entity treated as a corporation for United States federal income tax purposes will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of "passive income," or at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." In general, U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. If we are treated as a PFIC for any taxable year, we will provide information to U.S. shareholders to enable them to make certain elections to alleviate certain of the adverse U.S. federal income tax consequences that would arise as a result of holding an interest in a PFIC.
Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.
There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.
If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Tax Considerations – U.S. Federal Income Tax Considerations – U.S. Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares. See "Tax Considerations – U.S. Federal Income Tax Considerations – U.S. Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

FORWARD-LOOKING STATEMENTS
Our disclosure and analysis in this prospectus is pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward-looking statements.
All statements in this prospectus that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:
•	our future operating or financial results;
•	global and regional economic and political conditions, including piracy;
•	our pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs;
•	competition in the containership industry;
•	statements about shipping market trends, including charter rates and factors affecting supply and demand;
•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•	our ability to enter into time charters after our current charters expire and our ability to earn income in the spot market; and
•	our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels' useful lives.
Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in the "Risk Factors" section of this prospectus. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters;
•	potential liability from future litigation and potential costs due to environmental damage and vessel collisions;
•	the length and number of off-hire periods and dependence on third-party managers; and
•	other factors discussed in the "Risk Factors" section of this prospectus.
You should not place undue reliance on forward-looking statements contained in this prospectus, because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this prospectus are qualified in their entirety by the cautionary statements contained in this prospectus. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS
We estimate that we will receive net proceeds of approximately $                   million from this offering assuming the underwriters' over-allotment option is not exercised, and approximately $                   million if the underwriters' over-allotment option is exercised in full, in each case after deducting underwriting discounts and commissions and estimated expenses payable by us. These estimates are based on an assumed initial public offering price of $           per share, which is the mid-point of the range on the cover of this prospectus.
We intend to use the net proceeds of this offering as follows:

•	$ million to fund the purchase price of the vessels in our Expansion Fleet; and

•	$ million for general corporate purposes.

If we do not acquire one or more of the vessels in our Expansion Fleet, we will have discretion to apply the proceeds of this offering that we intend to use to purchase those vessels to acquire other vessels or for other purposes. We will not escrow the proceeds from this offering and will not return the proceeds to you if we do not take delivery of such vessels.
The net proceeds from any exercise of the underwriters' option to purchase additional common shares (approximately $           million if exercised in full) will be used for general corporate purposes.
A $1.00 increase or decrease in the assumed initial public offering price of $           per common share would cause the net proceeds from this offering, after deducting the estimated underwriting discount and commissions and offering expenses payable by us, to increase or decrease, respectively, by approximately $           million. In addition, we may also increase or decrease the number of common shares we are offering. Each increase of 1.0 million common shares offered by us, together with a concomitant $1.00 increase in the assumed public offering price to $           per common share, would increase net proceeds to us from this offering by approximately $           million. Similarly, each decrease of 1.0 million common shares offered by us, together with a concomitant $1.00 decrease in the assumed initial offering price to $           per common share, would decrease the net proceeds to us from this offering by approximately $           million.

DIVIDEND POLICY
We intend to distribute to our shareholders on a quarterly basis amounts that are approximately equal to 85% of our operating cash flow during the previous quarter less any amounts required to pay cash expenses and capital expenditures, service our debt and maintain reserves for drydockings, surveys and other purposes as our Board of Directors may from time to time determine. While we cannot assure you that we will do so, our initial policy is to declare quarterly dividends to shareholders from our operations in February, May, August, and November, beginning in           .   The amount of cash available for dividends will depend principally upon the amount of cash we generate from our operations.
The declaration and payment of dividends, if any, will be subject to the discretion of our Board of Directors and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain financing on acceptable terms to execute our growth strategy, provisions of Marshall Islands law governing the payment of dividends, restrictive covenants in our future loan agreements and global financial conditions. There can be no assurance that dividends will be paid. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to our profitability.
We are a holding company with no material assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to pay dividends, if any, in the future, depends on our subsidiaries and their ability to distribute funds to us. Our credit facilities have restrictions on our ability, and the ability of certain of our subsidiaries, to pay dividends in the event of a default or breach of covenants under the credit facility agreements. Under such circumstances, we or our subsidiaries may not be able to pay dividends so long as we are in default or have breached certain covenants of a particular credit facility without our lender's consent or waiver of the default or breach. In addition, Marshall Islands law generally prohibits the payment of dividends (i) other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or (ii) when a company is insolvent or (iii) if the payment of the dividend would render the company insolvent.
In addition, we may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs that could reduce or eliminate the amount of cash that we have available for distribution as dividends. The containership charter market is cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Factors beyond our control may affect the charter market for our vessels and our charterers' ability to satisfy their contractual obligations to us, and we cannot assure you that dividends will actually be declared or paid in the future. We cannot assure you that we will be able to pay regular quarterly dividends, and our ability to pay dividends will be subject to the limitations set forth above and in the section of this prospectus titled "Risk Factors."
Any distributions made by us with respect to our common shares to a United States Holder (as defined in "Tax Considerations—United States Federal Income Tax Considerations—United States Federal Income Taxation of United States Holders") will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Subject to applicable limitations, including a holding period requirement, dividends paid on our common shares to certain non-corporate United States Holders will generally be treated as "qualified dividend income" that is taxable to such United States Holders at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our common shares will be traded); and (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed in "Tax Considerations—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status and Significant Tax Consequences", we do not believe that we are or will be for any future taxable years). There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of such non-corporate United States Holders, although we expect such dividends to be so eligible provided an eligible non-corporate United States Holder meets all applicable requirements. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate United States Holder.

CAPITALIZATION
The table below sets forth our combined capitalization:
•	On an actual basis as of December 31, 2014; and
•
On an as adjusted basis as of May 21, 2015 to reflect total scheduled debt payments in the aggregate amount of $13.3 million and drawdowns under our credit facilities in the aggregate amount of $25.0 million.

•	On an as further adjusted basis to reflect:
o	the sale by us of common shares pursuant to this offering, assuming an initial public offering price of $ per share, representing the midpoint of the range set forth on the cover page of this prospectus and assuming no exercise of the underwriter's option to purchase additional shares, and after deducting estimated underwriting discounts and commissions and estimated offering expenses;
o	the application of the net proceeds of this offering as described under "Use of Proceeds"; and
o	the issuance of common shares to PCH prior to the closing of this offering pursuant to a share exchange agreement in connection with the acquisition of our Initial Fleet.
There have been no significant changes to our capitalization since December 31, 2014, as so adjusted. You should read this table in conjunction with the financial statements and the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" included elsewhere in this prospectus. Unless otherwise stated, all dollar amounts expressed below are in thousands, except for per share amounts.
	As of December 31, 2014
(In thousands of U.S. dollars)	Actual	As Adjusted	As Further Adjusted
Debt (secured)
$176.0 Million DVB Credit Facility	$69,665	67,189
$31.5 Million ABN AMRO Credit Facility	21,050	19,950
$91.4 Million ABN AMRO Credit Facility	32,500	29,250
$52.5 Million ABN AMRO Credit Facility	45,938	43,750
$62.5 Million ABN AMRO Credit Facility	12,500	37,180
$47.5 Million Credit Agricole Credit Facility	35,100	33,700
$90.0 Million Unicredit Credit Facility	31,500	30,100
$45.0 Million Deutsche Bank Credit Facility	36,923	35,769
Total Debt	285,176	296,888

Shareholder's equity
Common shares with par value, actual shares authorized shares issued and outstanding; as adjusted shares authorized shares issued and outstanding	-	-
Additional paid-in capital	-	-
Retained earnings	-	-
Total Shareholders' Equity	-	-
Parent net investment	385,483	385,483
Total Capitalization (1)	$670,659	682,371

(1)	A $1.00 increase in the assumed initial public offering price of $ per share (representing the mid-point of the estimated price range on the cover of this prospectus) would increase additional paid-in capital by and total capitalization by $ , while a $1.00 decrease in the assumed initial public offering price of $ per share would increase total debt by $ , decrease additional paid-in capital by $ and decrease total capitalization by $ , in each case, assuming no exercise of the underwriters' option to purchase additional shares and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remained the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The above assumes that any resulting change in net proceeds increases or decreases cash and cash equivalents or the amount used to repay indebtedness.

DILUTION
Dilution is the amount by which the offering price paid by the purchasers of our shares in this offering will exceed the net tangible book value per share after the offering. The net tangible book value is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities. The historical net tangible book value as of December 31, 2014 was $           million in total and $      per share, based on            shares outstanding as of December 31, 2014.
As adjusted to give effect to the issuance by us of          common shares in this offering, assuming an initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value as of December 31, 2014 would have been $            million in total, or $      per share. This represents an immediate increase in net tangible book value of $    per share to existing shareholders and an immediate dilution in net tangible book value of $      per share to new investors in this offering
The following table illustrates the pro forma per share dilution and appreciation as of December 31, 2014:
Assumed initial public offering price per share	$
Net adjusted tangible book value per share as of	$
Increase in net adjusted tangible book value per share attributable to new investors in this offering	$
Pro forma net adjusted tangible book value per share after giving effect to this offering	$
Dilution per share to new investors	$

A $1.00 increase or decrease in the assumed initial public offering price of $          per share would cause the adjusted net tangible book value to increase or decrease, respectively, by approximately $         million, or $         per share.
The following table summarizes, on an as adjusted basis as of December 31, 2014 the differences between the number of common shares acquired from us, the total amount paid and the average price per share paid by the existing holders of common shares and by purchasers in this offering, based upon an assumed initial public offering price of $     per share (the mid-point of the estimated initial public offering price range on the cover page of this prospectus of $      to $         per share).
	Pro forma Outstanding Shares		Total Consideration		Average Price
	Number	Percentage	Amount	Percentage	per share
	(Expressed in thousands of U.S. dollars, except percentages and per share data)
Existing shareholders
New investors
Total	0	0.00%	$0	0.00%

SELECTED HISTORICAL FINANCIAL AND OTHER DATA
The following table sets forth selected combined financial data and other operating data of our predecessor companies, the Poseidon Containers Group. The selected financial data in the table as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013, and 2012 have been derived from audited combined financial statements of the Poseidon Containers Group, included elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The data set forth below should be read in conjunction with the audited combined financial statements and the related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other financial information included elsewhere in this prospectus.

	Year Ended December 31,
(In thousands of U.S. dollars)	2014	2013	2012
STATEMENT OF INCOME
Operating revenues	$111,026	$119,236	$115,622
Voyage expenses	(4,950)	(3,386)	(1,754)
Vessel operating expenses	(39,045)	(38,169)	(35,414)
Depreciation	(27,230)	(26,777)	(21,104)
Amortization	(1,616)	(1,203)	(1,037)
Impairment losses	-	(2,573)	-
Brokerage commissions	(2,308)	(2,393)	(1,840)
Management fees	(5,709)	(5,254)	(4,642)
General and administrative expenses	(2,203)	(596)	(608)
Loss on sale of vessels	(15,893)	-	-
Income from operations	12,072	38,885	49,223
Interest income	18	22	88
Interest expense	(10,160)	(10,684)	(6,912)
Other finance expenses	(1,440)	(1,458)	(1,008)
Other income/(expenses), net	732	1,410	1,303
Total other expenses, net	(10,850)	(10,710)	(6,529)
Net income	$1,222	$28,175	$42,694
CASH FLOW DATA
Net cash provided by operating activities	$43,188	$59,872	$59,039
Net cash provided by/(used in) investing activities	$7,128	$(162,030)	$(28,434)
Net cash provided by/(used in) financing activities	$(40,440)	$109,026	$(27,477)
Net increase in cash and cash equivalents	$9,876	$6,868	$3,128

	As of December 31,
(In thousands of U.S. dollars)	2014	2013
BALANCE SHEET DATA (at period end)
Total current assets	$46,448	$33,619
Total assets	$680,603	$720,259
Total current liabilities, including current portion of long-term debt	$49,733	$61,948
Current portion of long-term debt	$39,788	$51,364
Long-term debt, net of current portion	$245,388	$274,343
Parent net investment	$385,483	$383,968

	For the Year Ended December 31,
(In thousands of U.S. dollars, except fleet data)	2014	2013	2012
OTHER DATA
EBITDA(1)	$41,474	$68,136	$72,657
Adjusted EBITDA(1)	$57,367	$70,709	$72,657
FLEET DATA
Number of vessels at period end (containerships)	17	20	17
TEU capacity at period end (containerships)	79,540	82,984	62,203
Ownership days(2)	6,693	7,082	6,222
Available days(3)	6,294	6,828	6,122
Daily vessel operating expenses (expressed in U.S. Dollars)(4)	$5,864	$5,907	$5,757
Time Charter Equivalent (TCE) rates (expressed in U.S. Dollars)(5)	$16,855	$16,967	$18,600
Fleet Utilization(6)	93.9%	96.6%	98.9%

(1)	EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a non-U.S. GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by GAAP or other GAAP measures, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations. EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our operating performance. We believe that EBITDA assists our executive management and investors by providing useful information that increases the comparability of our operating performance from period to period by excluding items that we do not believe are indicative of our core operating performance, and against the operating performance of other companies in our industry that provide EBITDA information, and therefore is an alternative measure of our performance and efficiency. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry and monitoring our ongoing financial and operational strength in assessing whether to continue to hold common shares. The following table reconciles EBITDA to net income, the most directly comparable U.S. GAAP financial measure for the periods presented.
	For the Year Ended December 31,
(In thousands of U.S. dollars)	2014	2013	2012
Net (loss)/income	$1,222	$28,175	$42,692
plus:
Depreciation	27,230	26,777	21,104
Amortization	2,862	2,500	1,949
Interest expense	10,160	10,684	6,912
EBITDA	$41,474	$68,136	$72,657

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization, adjusted for impairment losses and loss on sale of vessels. Adjusted EBITDA is a non-U.S. GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by GAAP or other GAAP measures, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we measure our operations. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our investors, and our operating performance. We believe that Adjusted EBITDA assists our executive management and investors by providing useful information that increases the comparability of our operating performance from period to period by excluding items that we do not believe are indicative of our core operating performance, and against the operating performance of other companies in our industry that provide Adjusted EBITDA information, and therefore is an alternative measure of our performance and efficiency. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry and monitoring our ongoing financial and operational strength in assessing whether to continue to hold common shares.
The following table reconciles Adjusted EBITDA to net income, the most directly comparable U.S. GAAP financial measure for the periods presented:
	Year ended December 31,
(In thousands of U.S. dollars)	2014	2013	2012
Net income	$1,222	$28,175	$42,692
plus:
Depreciation	27,230	26,777	21,104
Amortization	2,862	2,500	1,949
Interest expense	10,160	10,684	6,912
Impairment losses	-	2,573	-
Loss on sale of vessels	15,893	-	-
Adjusted EBITDA	$57,367	$70,709	$72,657

(2)	Ownership days are the total calendar days that the vessels were in our possession for the relevant period, including off-hire days associated with major repairs, drydockings or special or immediate surveys.
(3)	Available days are the total calendar days that the vessels were under a time charter, including off hire days (other than scheduled off-hire days associated with major repairs, drydockings or special surveys), and the number of days that a vessel was on lay-up.
(4)	Daily vessel operating expenses is calculated by dividing operating expenses by the ownership days, excluding the number of days that a vessel was on lay-up.
(5)	Time Charter Equivalent, or TCE, rate is a measure of the average daily earnings performance of a vessel. Our method of calculating the TCE rate is consistent with industry standards and is defined time charter revenues less voyage expenses during a period divided by the number of available days during the period. TCE rate is a non-GAAP measure, and is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet. The following table reflects the calculation of our TCE rates for the periods presented.

	Year Ended December 31,
(In U.S. dollars)	2014	2013	2012
Revenues, net	$111,026,008	$119,236,147	$115,621,522
Less voyage expenses	(4,950,117)	(3,385,923)	(1,753,518)
Total revenue, net of voyage expenses	$106,075,891	$115,850,224	$113,868,004
Available days	6,294	6,828	6,122
Time Charter Equivalent (TCE) rates	$16,855	$16,967	$18,600

(6)	Fleet utilization is determined by dividing (i) the number of operating days, which is defined as the number of days that a vessel is under a time charter including the scheduled off-hire days associated with major repairs, drydockings or special surveys, as well as, the number of days that a vessel was on lay-up, by (ii) the number of the ownership days during that period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATION
The following presentation of management's discussion and analysis of financial condition and results of operations should be read in conjunction with our historical combined financial statements of the Poseidon Containers Group, accompanying notes thereto and other financial information, appearing elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" and elsewhere in this prospectus. You should also carefully read the following discussion with "Risk Factors," "The International Containership Industry," "Forward-Looking Statements," and "Selected Financial and Other Data." The financial statements have been prepared in accordance with U.S. GAAP.
Overview
We are Poseidon Containers Holdings Corp., an international shipping company that provides worldwide seaborne transportation services of containers with our diversified and fuel-efficient fleet of containerships. We commenced business operations in December 2010 through our predecessor companies, the Poseidon Containers Group, which were certain vessel-owning and non-vessel owning subsidiaries of Poseidon Containers Holdings LLC, or PCH, a privately held company that was collectively founded by George Giouroukos, our Chief Executive Officer, together with Kelso & Company, or Kelso, and Maas Capital Investments, or Maas. We were incorporated in the Republic of the Marshall Islands on September 29, 2014 for the purpose of owning and operating containership vessels, with a view to take advantage of acquisition and chartering opportunities in the container shipping industry. Our initial fleet of 18 containerships consists of five Handymax vessels, two Panamax vessels and 11 Post-Panamax vessels, of which three are new-designs, with an aggregate carrying capacity of 89,931 TEU and a TEU-weighted average age of approximately 11.3 years, which is consistent with the industry average age of approximately 11.3 years, as of March 31, 2015, according to Drewry. We refer to these 18 vessels collectively as our "Initial Fleet."
We believe that it is an opportune time to acquire modern, high-specification, containerships with carrying capacities of between 1,000 and 11,000 TEU. According to Drewry, liner companies are exhibiting a preference for fuel-efficient, wide-beam, containerships (which represent approximately 30% of the current orderbook) because they achieve lower fuel consumption, provide benefits of fuel savings, have the capability to carry more containers than vessels of narrower beam and have the flexibility to serve a wide range of ports worldwide, offering economies of scale and greater employment opportunities. As of April 30, 2015, there were only 187 fuel-efficient new-design vessels in the worldwide fleet, representing 3.1% of the existing worldwide fleet, including three of our vessels, with an additional 132 such vessels on order, representing 2.2% of the existing worldwide fleet. We intend to continue to increase the size of our fleet through timely and selective acquisitions of additional containerships with similar specifications, in a manner that we believe will create long-term shareholder value.  The timing of these acquisitions will depend on our ability to identify suitable vessels at prices and with other terms that we believe are attractive.  We believe that the experience and reputation of our executive management team and our Managers, which are described below, will assist us in identifying, acquiring, and operating suitable vessels, as well as managing our growth.
Consistent with our growth strategy, we have contracted to acquire                containerships, with an aggregate carrying capacity of                 TEU and a TEU-weighted average age of approximately                 years, for a total purchase price of $                 million.  We refer to these containerships collectively as our "Expansion Fleet." Unless otherwise indicated, references to our "Combined Fleet" are to our fleet of containerships after giving effect to our purchase of the Expansion Fleet. In addition, pursuant to an Agreement in Principle that we have entered into with certain unaffiliated third parties, we may acquire up to two additional 2000-built Post-Panamax containerships, each with a carrying capacity of 5,986 TEU, for consideration of up to $14.8 million per vessel, until August 31, 2015 and September 30, 2015, respectively, subject to the negotiation and execution of definitive documentation, including a sale and purchase agreement for each vessel.
Following the completion of this offering, we expect to have approximately $                 million of cash from the net proceeds of this offering (based on an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover of this prospectus). We plan to fund the purchase price of the vessels in our Expansion Fleet with $      million of the net proceeds of this offering. In the event that we do not acquire one or more of the vessels in our Expansion Fleet, we will not escrow or otherwise return such proceeds, and we will have the discretion to use such proceeds for other corporate purposes, which may include the acquisition of other vessels.

Prior to the completion of this offering, we will acquire each of the vessels in our Initial Fleet through a share exchange agreement between us and PCH, pursuant to which we will acquire (i) a 100% equity interest in the vessel-owning companies which own the vessels in our Initial Fleet and (ii) a 100% equity interest in 12 non-vessel owning companies, in exchange for                  of our newly issued common shares at the public offering price per share.  We expect the acquisition of our Initial Fleet will be accounted for as a transaction between entities under common control because the vessels included in the share exchange will remain under common control before and after the transaction. Accordingly, the assets and liabilities of the holding companies which own such vessel will be recorded us at their historical carrying amounts.
Factors Affecting Our Results of Operations
Our financial results are largely driven by the following factors:
•	Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions change the size of our fleet and give rise to gains and losses and other one-time items.
•	Charter Rates. The charter rates we obtain for our vessels also drive our revenues. Charter rates are based primarily on demand and supply of containership capacity at the time we enter into the charters for our vessels. Demand and supply can fluctuate significantly over time as a result of changing economic conditions affecting trade flow between ports served by liner companies and the industries which use liner shipping services.
•	Utilization of Our Fleet. We employ our vessels on time charters with an average term of 0.8 years, which increases the utilization of our fleet. The amount of time our vessels spend in drydock undergoing repairs, maintenance or upgrade work also affects our results of operations. Historically, our fleet has had a limited number of unscheduled off-hire days.
•	Expenses. Our ability to control our fixed and variable expenses, including those for commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses also affects our financial results. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are denominated can cause our vessel operating expenses to increase.
In addition to those factors described above affecting our operating results, our net income is affected by our financing arrangements, including any interest rate swap arrangements that we may enter into, and, accordingly, prevailing interest rates and the interest rates and other financing terms we may obtain in the future.
Voyage Expenses
Voyage expenses are expenses as incurred, and are comprised of port and canal charges, bunker (fuel) expenses (bunker costs and other voyage-related expenses, other than brokerage commissions, are normally covered by our charterers, except in certain cases such as vessel re-positioning).
Vessel Operating Expenses
Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricants, exchange differences, crew travelling, communication, tonnage taxes and other miscellaneous expenses related to the operation of the vessel. Aggregate expenses increase as the size of the Company's fleet increases.
Management Fees
We pay Technomar, our technical manager, a daily management fee per vessel for their services. During the years ended December 31, 2014, 2013, and 2012, we paid Technomar a fixed daily fee of $670, $640, and $609 per day per vessel, respectively, amounting to an aggregate of $5.7 million, $5.3 million, and $4.6 million, respectively.  Upon our taking delivery of the vessels in our Initial Fleet, we will enter into new technical management agreements with Technomar, pursuant to which we will pay Technomar a fixed daily fee of $700 per day, per vessel for 2015 (subject to annual review and adjustment) based on an assumed EURO to USD rate of €1.00 to $1.05.

In addition, we pay ConChart, our commercial manager, a management fee for their services. During the years ended December 31, 2014, 2013, and 2012, we paid ConChart a fee of 1.25% on all gross charter freight, charter hire, and demurrage with respect to each vessel in our fleet, amounting to an aggregate of $1.4 million, $1.5 million, an $1.5 million, respectively.  Upon our taking delivery of the vessels in our Initial Fleet, we will enter into a new commercial management agreement with ConChart, pursuant to which we will pay ConChart a commission of 1.25%, which we believe is the standard rate in the shipping industry, on charter hire and freight revenue earned for chartering and post fixture services provided.
General and Administrative expenses
General and administrative expenses include audit fees, legal fees and other corporate and administrative expenses. After the completion of this offering, we expect to incur additional general and administrative expenses going forward as a public company. We expect that the primary components of general and administrative expenses will consist of the expenses associated with being a public company, which include the preparation of disclosure documents, legal and accounting costs, investor relation costs, incremental director and officer liability insurance costs, director and executive compensation and costs related to compliance with the Sarbanes-Oxley Act of 2002.
Deferred Drydocking and Special Survey Costs
We follow the deferral method of accounting for special survey and drydocking costs, whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period until the next scheduled survey, which is five years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. We capitalize the total costs associated with drydockings and special surveys and amortize these costs on a straight-line basis over 60 months respectively.
Major overhaul performed during drydocking is differentiated from normal operating repairs and maintenance. The related costs for inspections that are required for the vessel's certification under the requirement of the classification society are categorized as drydock costs. A vessel at drydock performs certain assessments, inspections, refurbishments, replacements and alterations within a safe non-operational environment that allows for complete shutdown of certain machinery and equipment, navigational, ballast (keep the vessel upright) and safety systems, access to major underwater components of vessel (rudder, propeller, thrusters and anti-corrosion systems), which are not accessible during vessel operations, as well as hull treatment and paints. In addition, specialized equipment is required to access and maneuver vessel components, which are not available at regular ports.
Repairs and maintenance normally performed during operation either at port or at sea have the purpose of minimizing wear and tear to the vessel caused by a particular incident or normal wear and tear. Repair and maintenance costs are expensed as incurred.
The following is a drydocking schedule for the vessels in our Initial Fleet as of May 21, 2015:
Vessel	Next drydock
M/V Maira	August 12, 2015
M/V Newyorker	January 31, 2016
M/V Nikolas	August 14, 2015
M/V Mamitsa	June 30, 2016
M/V Athena	February 5, 2018
M/V Dolphin II	January 21, 2017
M/V Orca I	November 05, 2016
M/V Japan	December 02, 2018
M/V OOCL Britain	January 17, 2019
M/V OOCL Netherlands	December 17, 2015
M/V Singapore	May 28, 2015
M/V Agios Dimitrios	February 16, 2016
M/V Mary	January 09, 2018
M/V Kristina	March 28, 2018
M/V Tasman	January 31, 2020
M/V Fleur	March 31, 2020
M/V Safmarine Highveld	April 29, 2018
M/V Dimitris Y	May 31, 2015

Depreciation
We depreciate our containerships on a straight-line basis over their estimated remaining useful economic lives. We estimated the useful lives of our containerships to be 30 years from the year built. Depreciation is based on cost, less the estimated scrap value of $350 per ton for all vessels.
Foreign Currency Translation
Our functional currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S.-dollar denominated. Additionally, we may transact a portion of our operations in Euros; however, our primary cash flows are U.S.-dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations.
Interest Expense, Interest Income and Other finance expenses
We incur interest expense on outstanding indebtedness under our credit facilities which we include in interest expenses. We also incurred financing costs in connection with establishing those facilities, which is included in our finance costs. Further, we earn interest on cash deposits in interest bearing accounts. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. Although we have historically not entered into interest rate swaps to help manage our exposure to fluctuations in interest rates applicable to our floating rate indebtedness, we may do so in the future.
Available days
Available days for the fleet represent total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
Operating days
Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
Time Charter Equivalents ("TCE") Rates
Time Charter Equivalents (TCE) rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.
Fleet Utilization
Fleet utilization is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.
Critical Accounting Policies
Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2 to the combined financial statements of the Poseidon Containers Group, included elsewhere in this prospectus.
Reduced Emerging Growth Company Requirements
We are an "emerging growth company" as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies, as described in "Prospectus Summary—Implications of Being an Emerging Growth Company."

While we have elected to take advantage of some of the reduced reporting obligations, we are choosing to "opt out" of the extended transition period relating to the exemption from new or revised financial accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.
In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company.
Use of Estimates
The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
Vessels, net
Vessels are stated at cost, less accumulated depreciation. The cost of vessels consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in a business combination are recorded at fair value. Vessels acquired in an asset acquisition are measured at cost (including transaction costs). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.
Vessels acquired in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics such as management agreements, employees and customer base. Otherwise, these are treated as purchase of assets. Where we identify any intangible assets or liabilities associated with the acquisition of a vessel purchased in the secondhand market, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. We have acquired certain vessels in the secondhand market, all of which were considered to be acquisitions of assets.
Depreciation expense is calculated using the straight-line method over the useful life of the vessel, after considering the estimated residual scrap value. We estimate the useful life of its vessels to be 30 years from the vessel's original construction. Scrap value is estimated by taking the cost of steel times the weight of the ship noted in lightweight tons (lwt). We estimate the residual value of the vessels to be $350 per lwt, as it represents management's best estimate taking into consideration the cyclicality of the nature of the future demand for scrap steel.
It is our policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Accordingly, gains or losses on disposal of vessels are determined by comparing the proceeds with the carrying amount and are recognized within "Gain or Loss on vessel's disposal" in the combined statement of operations.
Impairment of Long-lived Assets
Vessels are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Our management team evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. In the case of long-lived assets held and used, if the future net undiscounted cash flows for each asset group (consisting of the individual vessel and the intangible with respect to the charter agreement attached to that vessel) are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.

Undiscounted projected net operating cash flows are determined for each asset group (consisting of the individual vessel and the intangible with respect to the time charter agreement to that vessel) and compared to the vessel carrying value and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings. Within the shipping industry, vessels may be bought and sold with or without a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group.  In developing estimates of undiscounted future cash flows, management utilizes an estimated daily time charter equivalent for its vessels' unfixed and noncontracted days based on a 10-year average historical one year time charter rates, based on publications by independent third party maritime research services. Recognizing that the container sector is cyclical and subject to significant volatility based on factors beyond its control, management believes the use of revenue estimates to be reasonable.
In the event that impairment would occur, the fair value of the related asset would be determined and a charge would be recorded to operations calculated by comparing the asset's carrying value to its fair value. Fair value is estimated by management with the assistance of third-party valuations performed on an individual vessel basis.
The impairment assessment as of December 31, 2013 concluded that step two of the impairment analysis was required for one vessel as of December 31, 2013, as the undiscounted projected net operating cash flows did not exceed the carrying value. We recognized an impairment loss of $2.6 million for the year ended December 31, 2013. We did not recognize an impairment loss for the years ended December 31, 2014 and 2012.
As of December 31, 2014, we performed a sensitivity analysis with regard to our vessels, each of which passed step one of the impairment analysis, on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flow for unfixed days. In that regard, there would continue to be no requirement to proceed with step two of the impairment analysis on any of the vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate we use to forecast future cash flow for unfixed days, ranging from 29% to 66% (depending on the vessel). When using a 5-year average, 3-year average, and 1-year average (of the one-year charter rate for similar vessels) in this impairment analysis, we would recognize impairment on 5 vessels, 11 vessels, and 15 vessels, respectively.
Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn, vary significantly from our forecasts, management may be required to perform step two of the impairment analysis in the future that could expose us to material impairment charges in the future.
Our Fleet—Vessel Carrying Values
Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy.
As of December 31, 2014, the 17 vessels comprising our fleet at that time had carrying values which exceeded their charter-free market values. These 17 vessels had an aggregate carrying value of $624.8 million, which exceeded their aggregate charter-free market value by approximately $156.8 million.
The aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels at December 31, 2014, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy.  For purposes of this calculation, we have assumed that our vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2014. However, as of the same date, some of those container vessels were employed for their remaining charter duration, under time charters which we believe were above market levels. We believe that if these vessels were sold with those charters attached, we would have received a premium over their charter-free market value.
Our estimates of charter-free market value assume that our vessels were all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  Our estimates are based on information available from various industry sources, including:
•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;
•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;
•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;
•	offers that we may have received from potential purchasers of our vessels; and
•	vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.
As we obtain information from various industry and other sources, our estimates of charter-free market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them.
Revenue recognition
Revenue is recorded when (i) services are rendered, (ii) we have signed a charter agreement or other evidence of an arrangement, (iii) the price is fixed or determinable, and (iv) collection is reasonably assured. We generate revenue from time charters.
Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers' disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.
Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by us and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.
Unearned revenue is received prior to the balance sheet date relating to services to be rendered after the balance sheet date and is recognized as income when earned. Commissions (address and brokerage), regardless of charter type, are always paid by us. Address commissions payable to the charterer, if any, are recognized as incurred and are presented net of revenues.  Brokerage commissions are recognized as incurred and recorded as a separate line in the Combined Statement of Operations.
Provisions
We, in the ordinary course of business, are subject to various claims, suits and complaints. Our management provides for a contingent loss in the financial statements if the contingency has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. If we have determined that the reasonable estimate of the loss is a range, and there is no best estimate amount within the range, we will provide the lower amount of the range.

Results of Operations
Year ended December 31, 2014 compared to the year ended December 31, 2013

	Year ended December 31,
(In thousands of U.S. dollars)	2014	2013
STATEMENT OF INCOME
Operating revenues	$111,026	$119,236
Voyage expenses	(4,950)	(3,386)
Vessel operating expenses	(39,045)	(38,169)
Depreciation	(27,230)	(26,777)
Amortization	(1,616)	(1,203)
Impairment losses	-	(2,573)
Brokerage commissions	(2,308)	(2,393)
Management fees	(5,709)	(5,254)
General and administrative expenses	(2,203)	(596)
Loss on sale of vessels	(15,893)	-
Income from operations	12,072	38,885
Interest income	18	22
Interest expense	(10,160)	(10,684)
Other finance expenses	(1,440)	(1,458)
Other income/(expenses), net	732	1,410
Total other expenses, net	(10,850)	(10,710)
Net income	$1,222	$28,175

During the year ended December 31, 2014, we had an average of 18.3 containerships compared to 19.4 containerships for the year ended December 31, 2013. Our fleet utilization was 93.9% in the year ended December 31, 2014, compared to 96.6% in the year ended December 31, 2013 (which includes laid up vessels M/V Trapani in the year ended December 31, 2014 and M/V Pisti, M/V Trapani and M/V Athena in the year ended December 31, 2013). The three new buildings M/V Mary, M/V Kristina and M/V Safmarine Highveld, which were delivered during 2013, were operating for the full year ended December 31, 2014 compared to 11.5, 9.0, and 8.0 months, respectively, during the same period in 2013.
Revenues, Net
Operating revenues decreased by 6.9%, or $8.2 million, to $111.0 million for the year ended December 31, 2014, from $119.2 million for the year ended December 31, 2013.
Revenues, Net for the year ended December 31, 2014 reflect:
•	$8.3 million increase in revenues for the year ended December 31, 2014 compared to the year ended 2013, related to the full operation of three 6,927 TEU newbuildings during the entire year ended December 31, 2014, due to the fact that these vessels were added to our fleet on January 10, 2013, March 29, 2013 and April 30, 2013, respectively.
•	$1.8 million increase in revenues for the year ended December 31, 2014 compared to the year ended December 31, 2013, related to the M/V Pisti and M/V Athena, which were generating revenues in the year ended December 31, 2014 and were periodically laid up during the year ended December 31, 2013.
•	$8.3 million decrease in revenues for the year ended December 31, 2014 compared to the year ended December 31, 2013, related to the M/V Melina, M/V Tarragona and M/V Tangier, which were sold during the year ended December 31, 2014 and were generating revenues for the whole year ended December 31, 2013.
•	$10.0 million decrease in revenues in the year ended December 31, 2014 compared to the year ended December 31, 2013, which was mainly attributable to the softening of the charter market between the two periods and to a decrease of utilization by 2.7%.
TCE rates on average declined by $112, to $16,855, for the year ended December 31, 2014 from $16,967 for the year ended December 31, 2013.

Voyage expenses
Voyage expenses increased by 47%, or $1.6 million, to $5.0 million for the year ended December 31, 2014, from $3.4 million for the year ended December 31, 2013. This increase was mainly due to voyage expenses for the disposal of M/V Trapani, M/V Melina, M/V Tarragona and M/V Tangier, due to changes in chartering of our vessels, which resulted in an increase in ballast periods and higher bunker costs for the year ended December 31, 2014, as compared to the same period in 2013.
Vessel Operating Expenses
Vessel operating expenses increased by 2.1%, or $0.8 million, to $39.0 million for the year ended December 31, 2014, from $38.2 million for the year ended December 31, 2013. This movement was mainly attributable to an increase of $3.1 million due to the operation of three 6,927 TEU newbuildings for the entire year ended December 31, 2014, which were delivered to us during the course of the year ended December 31, 2013, the operation of M/V Pisti and M/V Athena for the entire year ended December 31, 2014, which were periodically laid up during the year ended December 31, 2013, a decrease of $1.9 million due to the disposal of M/V Trapani, M/V Melina, M/V Tarragona and M/V Tangier and a decrease of $0.4 million due to the more cost-efficient operation of the remaining fleet vessels.
Our average daily operating costs decreased by less than 1%, or $43 to $5,864 per day for the year ended December 31, 2014, from $5,907 per day for the year ended December 31, 2013.
Depreciation
Depreciation expense increased by 1.5%, or $0.4 million, to $27.2 million for the year ended December 31, 2014, from $26.8 million for the year ended December 31, 2013. This increase was mainly attributable to the full operation of three 6,927 TEU newbuildings during the entire year ended December 31, 2014, as compared to only part of 2013.
Amortization of Deferred Drydocking and Special Survey Costs
Amortization of deferred dry-docking and special survey costs increased by 33.3%, or $0.4 million, to $1.6 million for the year ended December 31, 2014, from $1.2 million for the year ended December 31, 2013, mainly due to the drydocking of M/V OOCL Britain during 2014 and due to the drydocking of M/V Athena, M/V Tarragona and M/V Japan during the last months of 2013.
Impairment losses
We did not incur any impairment losses during the year ended December 31, 2014, compared to an impairment loss of $2.6 million that we incurred for the year ended December 31, 2013 related to M/V Trapani.
Brokerage commissions
Brokerage commissions decreased by 4.2%, or $0.1 million, to $2.3 million for the year ended December 31, 2014, from $2.4 million for the year ended December 31, 2013.
Management fees
Management fees increased by 7.5%, or $0.4 million, to $5.7 million for the year ended December 31, 2014, from $5.3 million for the year ended December 31, 2013. The increase was mainly attributable to the increase in fees we paid to our Technical Manager for the year ended December 31, 2014 as a result of the increase in management rates (fixed daily fee increased to $670 per day for 2014 from $640 per day for 2013) and the operation of three 6,927 newbuildings for the entire year ended December 31, 2014, which were delivered to us during the course of the year ended December 31, 2013.  This increase was partially offset by a decrease in management fees we paid in connection with the M/V Tarragona, M/V Tangier and M/V Melina, which were sold during the year ended December 31, 2014.
Other income/(expenses), net
Other income/(expenses), net decreased by 50.0%, or $0.7 million, to $0.7 million for the year ended December 31, 2014, from $1.4 million for the year ended December 31, 2013.
General and administrative expenses
General and administrative expenses increased by $1.6 million to $2.2 million for the year ended December 31, 2014, from $0.6 million for the year ended December 31, 2013.  This increase was mainly due to the annual advisory fee of $1.25 million payable to certain related parties, and increased corporate and administrative expenses.

Loss on sale of vessels
For the year ended December 31, 2014, we recognized an aggregate loss of $15.9 million in connection with the sale of four vessels, M/V Trapani, M/V Melina, M/V Tangier and M/V Tarragona, for scrap, as a result of their respective carrying values being in excess of the net consideration we received upon their sale. The proceeds from the sales of these vessels were used to partially finance the acquisition of additional newer vessels. During 2013, no vessels were sold.
Interest Expense, Interest Income, and Other Finance Expenses
Interest expense decreased by 4.7%, or $0.5 million, to $10.2 million for the year ended December 31, 2014, from $10.7 million for the year ended December 31, 2013. The overall decrease in interest expense was mainly due to the decrease of the outstanding balance of long-term borrowings by $40.5 million to $285.2 million for the year ended December 31, 2014, from $325.7 million for the year ended December 31, 2013. The overall average interest rate on long-term borrowings for the years ended December 31, 2014 and 2013 were 3.311% and 3.369%, respectively.
Amortization of deferred loan fees of $1.2 million for the year ended December 31, 2014 has remained overall steady compared to $1.3 million for the year ended December 31, 2013.
Year ended December 31, 2013 compared to the year ended December 31, 2012
(In thousands of U.S. dollars)	Year Ended December 31,
	2013	2012
STATEMENT OF INCOME
Operating revenues	$119,236	$115,622
Voyage expenses	(3,386)	(1,754)
Vessel operating expenses	(38,170)	(35,414)
Depreciation	(26,777)	(21,104)
Amortization	(1,203)	(1,037)
Impairment losses	(2,573)	-
Brokerage commissions	(2,393)	(1,840)
Management fees	(5,254)	(4,642)
General and administrative expenses	(596)	(608)
Income from operations	38,885	49,223
Interest income	22	88
Interest expense	(10,684)	(6,912)
Other finance expenses	(1,458)	(1,008)
Other income/(expenses), net	1,410	1,303
Total other expenses, net	(10,710)	(6,529)
Net income	$28,175	$42,694

During the year ended December 31, 2013, we had an average of 19.4 containerships compared to 17.0 containerships for the year ended December 31, 2012. Our fleet utilization was 96.6% for the year ended December 31, 2013 compared to 98.9% for the year ended December 31, 2012 (which includes the laid up vessels, M/V Pisti, M/V Trapani and M/V Athena for the year ended December 31, 2013 and M/V Pisti and M/V Trapani for the year ended December 31, 2012). During the year ended December 31, 2013, three newbuildings of 6,927 TEU were delivered, M/V Mary, M/V Kristina and M/V Katherine.
Revenues, Net
Operating revenues increased 3.1%, or $3.6 million, to $119.2 million for the year ended December 31, 2013, from $115.6 million for the year ended December 31, 2012.
Revenues, Net for the year ended December 31, 2013, reflect:
•	$28.7 million of incremental revenues for the year ended December 31, 2013 compared to the year ended December 31, 2012, related to three 6,927 TEU new buildings which were added to our fleet on January10, 2013, March 29, 2013 and April 30, 2013.
•	$7.0 million decrease in revenues for the year ended December 31, 2013 compared to the year ended December 31, 2012, related to the M/V Trapani and for a period M/V Athena which were laid up for the year ended December 31, 2013 and was generating revenues for the year ended December 31, 2012.

•	$18.1 million decrease in revenues for the year ended December 31, 2013 compared to the year ended December 31, 2012, which was mainly attributable to the softening of the charter market between the two periods.
TCE rates average declined by $1,633 to $16,967 for the year 2013 from $18,600 for the year 2012. This decline was counterbalanced by an increase of 706 available days to 6,828 for the year 2013 from 6,122 for the year 2012.
Voyage expenses
Voyage expenses increased by 88.9%, or $1.6 million, to $3.4 million for the year ended December 31, 2013, from $1.8 million for the year ended December 31, 2012. The increase was mainly a result of expenses related to taking delivery and positioning for employment the three 6,927 TEU newbuildings which were added to our fleet on January10, 2013, March 29, 2013 and April 30, 2013 and a result of layup expenses and bunkers consumption due to change of chartering.
Vessel Operating Expenses
Vessel operating expenses increased by 7.9%, or $2.8 million, to $38.2 million for the year ended December 31, 2013, from $35.4 million for the year ended December 31, 2012. The increase is mainly attributable to the increase in the average number of vessels in our fleet during the year ended December 31, 2013 compared to the year ended December 31, 2012.
The average daily operating cost per vessel increased to $5,907 per day for the year ended December 31, 2013, from $5,757 per day for the year ended December 31, 2012.
Depreciation
Depreciation expense increased 27.0%, or $5.7 million, to $26.8 million for the year ended December 31, 2013, from $21.1 million for the year ended December 31, 2012. The increase in depreciation expense was due to the increased average number of vessels in our fleet during the year ended December 31, 2013 compared to the year ended December 31, 2012.
Amortization of Deferred Drydocking and Special Survey Costs
Amortization of deferred dry-docking and special survey costs increased 20.0%, or $0.2 million, to $1.2 million for the year ended December 31, 2013, from $1.0 million for the year ended December 31, 2012. The increase reflects increased dry-docking and special survey costs incurred within the year and amortized during the year ended December 31, 2013 compared to the year ended December 31, 2012.
Impairment losses
Impairment losses were $2.6 million for the year ended December 31, 2013 due to the impairment test performed on M/V Trapani on the basis of its sale on February 4, 2014. There were no impairment losses during the year ended December 31, 2012.
Brokerage commissions
Brokerage commissions increased 33.3%, or $0.6 million, to $2.4 million for the year ended December 31, 2013, from $1.8 million for the year ended December 31, 2012. The increase was mainly the result of the increase in the average number of vessels in our fleet.
Management fees
Management fees increased 15.2%, or $0.7 million, to $5.3 million for the year ended December 31, 2013, from $4.6 million for the year ended December 31, 2012. The increase was mainly the result of the increase in the fees paid to our Technical Manager for the year ended December 31, 2013 compared to the year ended December 31, 2012, due to the increase in the average number of vessels in our fleet.
Other income/(expenses),net
Other income /(expenses), net increased 7.7%, or $0.1 million, to $1.4 million for the year ended December 31, 2013, from $1.3 million for the year ended December 31, 2012.
General and administrative expenses
General and administrative expenses were not materially changed for the year ended December 31, 2013 compared to the year ended December 31, 2012, remaining consistent at $0.6 million for both periods.

Interest Expense, Interest Income, and Other Finance Expenses
Interest expense increased by 55.1%, or $3.8 million, to $10.7 million for the year ended December 31, 2013, from $6.9 million for the year ended December 31, 2012. The change in interest expense was mainly due to the increase in our average debt by $98.8 million, to $325.7 million for the year ended December 31, 2013, from $226.9 million for the year ended December 31, 2012. Within 2013, the Company has financed the newbuildings that were delivered during the year with an amount of $149.5 million of borrowings and repaid $50.7 million of outstanding debt. The overall average interest rate on long-term borrowings for the years ended December 31, 2013, and 2012 was 3.37% and 3.62%.
Amortization of deferred loan fees increased by 44.4%, or $0.4 million, to $1.3 million for the year ended December 31, 2013, from $0.9 million for the year ended December 31, 2012. The change in amortization of deferred loan fees was mainly due to the finance of the newbuildings that took place within 2013, the increase in deferred loan fees due to newbuildings was $3.0 million, which were deferred and are amortized over the term of the respective credit facilities.
Liquidity and Capital Resources
Historically, our principal source of funds has been advances provided by our owners, cash generated by operations, long-term bank borrowings of our vessel-owning entities, and cash from vessel sales. Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, interest payments and servicing the current portion of our debt obligations. Our long-term liquidity needs primarily relate to debt repayment and capital expenditures related to any further growth of our fleet.
We anticipate that our primary sources of funds will be cash from operations and equity or capital markets, debt financings, subject to restrictions on uses of such funds, and incurrence of debt under any new credit facilities we arrange.
As of December 31, 2014 and December 31, 2013, we had an aggregate of $34.6 million and $24.7 million of cash and cash equivalents, respectively, and $6.9 million of restricted cash, for both years.
As of December 31, 2014, we had an aggregate of $285.2 million outstanding under our credit agreements, which were raised to finance the purchase of the vessels owned by such entities, of which $39.8 million was due within next 12 months of that date.  As of December 31, 2013, we had an aggregate of $325.7 million outstanding under various credit agreements, which were raised to finance the purchase of the vessels owned by such entities, comprised of outstanding amounts in U.S. dollars of which $51.4 million was due within 12 months. Please see "—Credit Facilities."
As of December 31, 2014, our current assets totaled $46.4 million, while current liabilities totaled $49.7 million, resulting in a negative working capital position of $3.3 million.
The deficit in working capital is primarily due to our balance of the current portion of long-term debt, which, management believes, is a common attribute to the balance sheets of shipping companies. The payment of this current portion of long-term debt is payable during the next twelve months, and is due on specific dates and between specific quarterly and semi-annual intervals. Due to the timing of these debt installment payments, we are not required to maintain or to hold substantial levels of cash in order to fund these installments at any time, which are intentionally expected to be primarily funded with cash from operations of our vessels.
Accordingly, this deficit in working capital, which is the result of the amount of the current portion of long-term debt, does not directly impact our ongoing liquidity needs and operations on a day-to-day basis.  We collect charter hire payments on a predictable and repeatable basis (for example, every fifteen days or once per month), in advance, which gives us the opportunity to reserve adequate cash to cover our operating costs, as well as to satisfy the quarterly and semi-annual installments due on our long-term borrowings. We believe that we are able to effectively manage our deficit as our management is able to project the expected timing and amount of (i) cash inflows from contracted charter hire, (ii) cash outflows for vessel operating costs (including management fees) and (iii) cash outflows for debt and interest payments.
We expect to generate sufficient cash for at least the next 12 months to make the required principal and interest payments on indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Our dividend policy will also affect our liquidity.  Please see "Dividend Policy."
Cash Flows
	Year ended December 31,
(In thousands of U.S. dollars)	2014	2013	2012
CASH FLOW DATA
Net cash provided by operating activities	$43,118	$59,872	$59,039
Net cash provided by/(used in) investing activities	$7,128	$(162,030)	$(28,434)
Net cash (used in)/provided by financing activities	$(40,440)	$109,026	$(27,477)
Net increase in cash and cash equivalents	$9,876	$6,868	$3,128

Net Cash Provided by Operating Activities
Net cash flows provided by operating activities decreased by 27.9%, or $16.7 million, to $43.2 million in the year ended December 31, 2014 compared to $59.9 million in the year ended December 31, 2013. The decrease was primarily due to a decrease of $12.8 million in net income adjusted for non-cash operating activities and a negative change in operating assets and liabilities of $3.9 million during the year ended December 31, 2014.
Net cash flows provided by operating activities increased by 1.5%, or $0.9 million, to $59.9 million in the year ended December 31, 2013 compared to $59.0 million in the year ended December 31, 2012. The increase was primarily the result of a favorable change in operating assets and liabilities by $6.6 million and an unfavorable change in the working capital position by $5.7 million.
Net Cash Provided by/(Used in) Investing Activities
Net cash flows provided by investing activities increased by $169.1 million to $7.1 million in the year ended December 31, 2014 compared to $(162.0) million used in investing activities in the year ended December 31, 2013. The increase was primarily the result of installment payments for newbuildings of $158.1 million, as well as interest capitalized and other related capital expenditures of $3.7 million, during year ended December 31, 2013, as compared to $nil for year ended December 31, 2014.  Additionally, the net proceeds from sale of vessels amounted to $22.3 million for the year ended December 31, 2014, compared to $nil for the same period in 2013. Finally, the outflows for acquisition or additional cost to vessels increased to $15.2 million in the year ended December 31, 2014 from $0.2 million in the year ended December 31, 2013, which was mainly due to the acquisition of M/V Tasman.
Net cash flows used in investing activities increased by $133.6 million to $162.0 million in the year ended December 31, 2013 compared to $28.4 million used in investing activities, in the year ended December 31, 2012. The difference between the years ended December 31, 2013 and 2012 was primarily result of installment payments for newbuildings of $158.1 million, as well as interest capitalized and other related capital expenditures during the year ended December 31, 2013.
Net Cash Provided by/(Used in) by Financing Activities
Net cash flows used in financing activities increased by $149.4 million to $(40.4) million in the year ended December 31, 2014 compared to $109.0 million provided by financing activities in the year ended December 31, 2013. The difference was a result of proceeds from long-term debt borrowed primarily to fund vessel acquisitions, which were $12.5 million in the year ended December 31, 2014 compared to $149.5 million in the year ended December 31, 2013, and repayments of long-term debt were $53.0 million in the year ended December 31, 2014 compared to $50.7 million in the year ended December 31, 2013. There was no material withdrawal or deposit in restricted cash in the year ended December 31, 2014 compared to a deposit of $1.4 million in the year ended December 31, 2013. Deferred financing charges increased by $0.2 in the year ended December 31, 2014 compared to an increase of $3.0 million in the year ended December 31, 2013. Additionally, the net parent contribution (which is net of cash retained by Poseidon Containers Holdings LLC) increased by $0.3 million in the year ended December 31, 2014 compared to an increase of $14.6 million in the year ended December 31, 2013.

Net cash flows provided by financing activities increased by $136.5 million to $109.0 million in the year ended December 31, 2013 compared to $(27.5) million used in financing activities in the year ended December 31, 2012. Proceeds from long-term debt were $149.5 million in the year ended December 31, 2013 compared to nil in the year ended December 31, 2012, and repayments of long-term debt were $50.7 million in the year ended December 31, 2013 compared to $42.7 million in the year ended December 31, 2012. Restricted cash increased by $1.4 million in the year ended December 31, 2013 compared to an increase of $2.0 million in the year ended December 31, 2012. Deferred financing charges increased by $3.0 million in the year ended December 31, 2013 compared to an increase of $0.4 million in the year ended December 31, 2012, mainly attributable to the Deutsche Bank credit facility and ABN credit facility that were entered into during 2013. Additionally, the net parent contribution (which is net of cash retained by Poseidon Containers Holdings LLC) increased by $14.6 million in the year ended December 31, 2013 compared to an increase of $17.6 million in the year ended December 31, 2012.
Credit Facilities

	Amounts Outstanding as of
(In millions of U.S. dollars)	December 31, 2014	December 31, 2013
$176.0 Million DVB Credit Facility	$69.7	$86.3
$31.5 Million ABN AMRO Credit Facility	21.1	23.3
$91.4 Million ABN AMRO Credit Facility	32.5	52.1
$52.5 Million ABN AMRO Credit Facility	45.9	50.3
$62.5 Million ABN AMRO Credit Facility	12.5	-
$47.5 Million Credit Agricole Credit Facility	35.1	37.9
$90.0 Million Unicredit Credit Facility	31.5	34.3
$45.0 Million Deutsche Bank Credit Facility	36.9	41.5
Total interest bearing debt	$285.2	$325.7

$176.0 Million DVB Credit Facility
On September 2, 2010, we entered into a $45.0 million loan facility with DVB Bank to partially finance the acquisition of M/V Pisti, M/V Maira, M/V Nikolas and M/V Newyorker. On October 18, 2010, we increased the amount of the loan by $27.0 million, of which the additional borrowings were used to finance a portion of the aggregate purchase price of five additional vessels, M/V Melina, M/V Torino, M/V Trapani, M/V Tarragona, and M/V Tangier. On December 6, 2012, we increased the amount of the loan by an additional $104.0 million, of which $52.0 million was used to finance a portion of the aggregate purchase price of one additional vessel, M/V Mary, and the remaining commitment of $52.0 million was cancelled due to the sale of the vessel-owning company that was scheduled to draw down on the loan upon delivery of an additional vessel. This facility bears interest at LIBOR plus a margin of 2.85% per annum. In December 2014, we and DVB Bank mutually agreed to amend the payment of the balloon of $23.5 million of Tranches A, B, C and D for M/V Pisti, M/V Maira, M/V Nikolas and M/V Newyorker with maturity date of September 7, 2015. Per the supplemental facility agreement, entered into on February 26, 2015, the new maturity date of the DVB facility is September 7, 2018. Also, within this amended facility agreement the mortgage of M/V Pisti was discharged as a result of the non-monetary exchange with M/V Mamitsa (see note 20). As a result of this agreement, as of December 31, 2014, the amount of $1.6 million out of the total balloon payment of $23.5 million is classified as current debt and the remaining amount is classified as long-term debt.  As of December 31, 2014 and 2013, the outstanding balances on this facility were $69.7 million and $86.3 million, respectively.  Additionally, as of December 31, 2014, the tranches related to M/V Trapani, M/V Melina, M/V Torino, M/V Tarragona and M/V Tangier have been fully repaid.
$31.5 Million ABN AMRO Credit Facility
On February 10, 2011, we entered into a $31.5 million loan facility with ABN AMRO Bank to partially finance the acquisition of M/V CMA CGM Orca. This facility bears interest at LIBOR plus a margin of 3.00% per annum. As of December 31, 2014 and 2013, the outstanding balances on this facility were $21.1 million and $23.3 million, respectively.  Please see "Certain Relationships and Related Party Transactions—Our loan agreements with ABN AMRO" for a description of our relationship with ABN AMRO.

$91.4 Million ABN AMRO Credit Facility
On November 29, 2011, we entered into a $91.4 million credit facility with ABN AMRO Bank to finance the acquisition of four vessels, M/V Japan, M/V OOCL Britain, M/V Singapore and M/V OOCL Netherlands. This facility bears interest at LIBOR plus a margin of 3.35% per annum.  As of December 31, 2014 and 2013, the outstanding balances on this facility were $32.5 million and $52.1 million, respectively. Please see "Certain Relationships and Related Party Transactions—Our loan agreements with ABN AMRO" for a description of our relationship with ABN AMRO.
$52.5 Million ABN AMRO Credit Facility
On April 25, 2013, we entered into a $52.5 million loan facility with ABN-AMRO Bank to partially finance the acquisition of M/V Katherine. This facility bears interest at LIBOR plus a margin of 3.25% per annum. As of December 31, 2014 and 2013, the outstanding balances of this facility were $45.9 million and $50.3 million, respectively. Please see "Certain Relationships and Related Party Transactions—Our loan agreements with ABN AMRO" for a description of our relationship with ABN AMRO.
$62.5 Million ABN AMRO Credit Facility
On December 17, 2014, we entered into a $62.5 million loan facility with ABN-AMRO Bank to partially finance the acquisition of M/V Tasman and four additional vessels for which we have the right of first refusal to acquire. This facility bears interest at LIBOR plus a margin of 4.0% per annum. As of December 31, 2014 and 2013, the outstanding balances of this facility were $12.5 million and $nil, respectively. Please see "Certain Relationships and Related Party Transactions—Our loan agreements with ABN AMRO" for a description of our relationship with ABN AMRO.
$47.5 Million Credit Agricole Credit Facility
On May 4, 2011, we entered into a $47.5 million loan facility with Credit Agricole Bank, of which $26.3 million was used to fully repay the outstanding indebtedness on our $52.5 million ABN AMRO Bridge Credit Facility related to our acquisition of M/V Dolphin II and the remaining $16.0 million was used to finance the acquisition of M/V Athena. This facility bears interest at LIBOR plus a margin of 2.75% per annum. As of December 31, 2014 and 2013, the outstanding balances amounts of these tranches were $35.1 million and $37.9 million, respectively.
On May 20, 2015, we entered into a supplemental loan agreement with Credit Agricole to provide additional security under this facility due to a shortfall in the security market value to debt ratio requirement, through the cross collateralization of the vessel M/V Kristina, which also serves as security under our $45.0 Million Deutsche Bank Credit Facility.
$90.0 Million Unicredit Credit Facility
On February 15, 2011, we entered into a $90.0 million loan facility with Unicredit Bank.  On February 17, 2011, we drew down $44.0 million to finance the acquisition of the M/V Agios Dimitrios, and the undrawn portion was thereafter terminated. This facility bears interest at LIBOR plus a margin of 3.00% per annum. As of December 31, 2014 and 2013, the outstanding balances on this facility were $31.5 million and $34.3 million, respectively.
$45.0 Million Deutsche Bank Credit Facility
On February 28, 2013, we entered into a $45.0 million loan facility with Deutsche Bank to finance the acquisition of M/V Kristina. This facility bears interest at LIBOR plus a margin of 3.30% per annum. As of December 31, 2014 and 2013, the outstanding balances on this facility were $36.9 million and $41.5 million, respectively.
On May 20, 2015, we entered into a supplemental loan agreement with Deutsche Bank to cross collateralize the M/V Kristina under our $47.5 Million Credit Agricole Credit Facility, due to a shortfall in the security market value to debt ratio requirement thereunder.
Security
Our secured indebtedness is generally secured by:
•	first priority mortgages over the vessels owned by the respective borrowers; and
•	first priority assignment of all earnings and insurances from the mortgaged vessels.

Covenants
Our credit facilities impose, or are expected to impose, operating restrictions on us that prohibit, or otherwise limit our ability, or the ability of our subsidiaries party thereto, to:
•	pay dividends to shareholders if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend;
•	undergo a change in control or merge or consolidate with, or transfer all or substantially all our assets to, another person;
•	change the flag, class or technical or commercial management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel;
•	incur additional indebtedness;
•	acquire new assets; and
•	sell, transfer or lease the vessel mortgaged under such facility.
In addition, certain of our credit facilities require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants include requirements that:
•	we maintain corporate indebtedness of less than 75% of the market value of our adjusted total assets;
•	we maintain an amount of minimum liquidity with the lending institutions in the form of restricted cash, retention and cash collateral accounts;
•	we maintain certain minimum cash relative to our interest bearing debt, on a combined basis;
•	the fair market value of the vessels (including or excluding the value of the attached charter, as applicable in each credit facility) mortgaged under the applicable credit facility does not fall below 115% to 166%, as applicable in each credit facility, of the outstanding amount of the loan; and
•	we maintain a minimum market adjusted net worth of not less than $50 million.
We expect that our ability to pay dividends to our shareholders will be subject to our ability to satisfy financial and other covenants described above.
A violation of any of our financial covenants or operating restrictions contained in our credit facilities may constitute an event of default under our credit facilities, which, unless cured within the grace period set forth under the applicable credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.
Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities. A cross-default provision means that a default on one loan would result in a default on certain other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.
Moreover, in connection with any waivers of or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness
As of December 31, 2014 and December 31, 2013, we were in compliance with all of the covenants contained in our debt agreements.

Contractual Obligations
Our contractual obligations as of December 31, 2014 were:
(In thousands of U.S. dollars)	Total	2015	1-3 years (2016-2017)	3-5 years (2018-2019)	More than 5 years (after January 1, 2020)
Payments under the technical and commercial management agreements (1)	$107,490	$5,710	$11,413	$11,397	$78,970
Long-term debt obligations (2)	285,176	39,788	68,688	152,638	24,062
Interest on long-term debt obligations (3)	36,843	9,626	17,793	6,006	3,418
Total	$429,509	$55,124	$97,894	$170,041	$106,450

(1)	Represents a fixed technical management fee of $670 per vessel per day based on an assumed EURO to USD rate of €1.00 to $1.05 and a variable commercial management fee of 1.25% of estimated charter hire based on charter agreements in place as of December 31, 2014. The amounts shown above assume that our management agreements remain in effect for the economic life of the vessels in our Initial Fleet, and do not give effect to any escalation in management fees.
(2)	These long-term debt obligations reflect our existing debt obligations as of December 31, 2014.
(3)	The calculation of interest is based on outstanding debt balances as of December 31, 2014 amortized by both the contractual fixed amortization payments. The interest payments in this table are based on an assumed LIBOR rate of 0.45% in 2015, 0.89% in 2016, 1.29% in 2017, 1.58% in 2018, 1.78% in 2019 and 1.93% thereafter.

Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
We are subject to market risks relating to changes in interest rates because we, through our subsidiaries, have floating rate debt outstanding. During the years ended December 31, 2014, December 31, 2013 and 2012, we paid interest under our existing credit facilities based on LIBOR applicable to deposits in the currency of the outstanding amounts plus a margin.
The following table sets forth the sensitivity of our existing loans in U.S. dollars as of December 31, 2014, assuming as to a 100 basis point increase in LIBOR during the next five years on the same basis, and reflects the additional interest expense.
Payment due by period ended	Amount (in millions)
December 31, 2015	$2.3
December 31, 2016	$2.3
December 31, 2017	$1.9
December 31, 2018	$0.9
December 31, 2019	$0.3

We expect to have sensitivity to interest rate changes with respect to future credit facilities. We have not entered into any interest rate swap arrangements.

Foreign Currency Exchange Risk
We generate all of our revenues in U.S. dollars. For the years ended December 31, 2014, 2013 and 2012, we incurred approximately 24.9%, 27.4% and 27.9%, respectively, of our expenses in currencies other than the U.S. dollar.  Further, the management fees we paid to Technomar in 2014, 2013, and 2012 were $670, $640, and $609, respectively, in each case, per vessel per day and based on an assumed EURO to USD rate of €1.00 to $1.05. As of December 31, 2014, approximately 28.9% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in euro, Japanese yen and Singapore dollars). As of December 31, 2013, approximately 31.7% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in euro, Japanese yen, Singapore dollars).
A hypothetical 10% immediate and uniform adverse move in all currency exchange rates affecting our accounts payable from the rates in effect as of December 31, 2014, would have increased the fair value of our accounts payable by approximately $91,967.  A hypothetical 10% immediate and uniform adverse move in all currency exchange rates affecting our accounts payable from the rates in effect as of December 31, 2013, would have increased the fair value of our accounts payable by approximately $153,641.
Off-Balance Sheet Arrangements
We do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

THE INTERNATIONAL CONTAINERSHIP INDUSTRY
All the information and data presented in this section, including the analysis of the international container shipping industry, have been provided by Drewry Shipping Consultants Ltd, or "Drewry." Drewry has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry's database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry's database; (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.
Overview
The maritime shipping industry is fundamental to international trade as the only practicable and cost-effective means of transporting large volumes of many essential commodities and finished goods. Approximately 90% of world trade by volume is transported by sea. Seaborne cargo is broadly categorized as either liquid or dry cargo. Liquid cargos include crude oil, refined petroleum products, vegetable oils, gases and chemicals. Dry cargos include dry bulk cargo, containerized cargo and non-containerized cargo, which is often referred to as general cargo. In 2013, 9.8 billion tons of cargo of all types were moved by sea, of which 3.5 billion tons were liquid and 6.3 billion were dry. From 2000 to 2013, world seaborne trade grew at a CAGR of 4.2%.
Container shipping occupies an increasingly important position in world trade and is the fastest growing sector of international shipping. Containerships are the only way to transfer finished and semi-finished products, and therefore as populations grow, containership demand is expected to grow as well. In 2013, approximately 180 million 20-foot equivalent units, or TEU, of containerized cargo were transported by sea. Global container trade has increased every year, with the exception of 2009, since the introduction of long-haul containerized shipping lanes in the late 1960s. Between 2000 and 2013, world container trade grew at a CAGR of 8.0%.
Containerships range in size from ships able to carry less than 500 TEU to those with capacity in excess of 18,000 TEU. The containership fleet has grown rapidly, rising from under 2 million TEU at the end of 1991 to 17.65 million TEU in July 2014. Matching capacity with demand has, however, been the perennial challenge for the industry, and the market is currently oversupplied as result of the high levels of new ordering that occurred between 2006 and 2008 and, to a limited extent, again in mid-2010 and late 2011. At its peak in 2008, the total container orderbook was equivalent to 60% of the fleet, but it has since declined to 20% as ships have been delivered from the orderbook and the size of the global fleet is now considerably larger. The rate of growth in fleet supply is therefore set to moderate.
Approximately 55% of the July 2014 containership orderbook consists of ships over 10,000 TEU, and these ships will participate in relatively few trades because of their size. At the other end of the spectrum, there are relatively few new orders for ships below 3,000 TEU that have traditionally been used in feeder type employment.  This is because the size of feeder ships is increasing and ships of 3,000-5,000 TEU are now providing feeder and transhipment services to the largest ships working the main East-West routes. In recent months, a few owners have targeted some new sub-3,000 TEU orders aimed at deployment within intra-Europe, intra-Asian and Chinese domestic trades.
In 2009, vessel charter rates fell due to rising supply and weak demand. In 2010 and 2011, charter rates recovered partly as there was a surge in containership demand brought about by restocking in the developed economies. In 2012, there was a further decline in the market, and in mid- 2014, rates remain well below long-term averages. Falling charter rates have had a negative impact on asset values, and secondhand values of modern containerships have fallen in some cases by as much as 60% from the last cyclical peak. Rates and values in this sector are highly cyclical and it would appear that they are at, or close to, a cyclical low. Some secondhand valuations of older ships are now considered to be barely above scrap value. Newbuilding prices have risen slightly this year as yard berth coverage in Asia has increased and the charter market has made incremental gains in the last six months.
In terms of financing, newbuilding past and current trends in the containership finance industry include:
The Kommanditgesellshaft (KG) investment vehicle (German closed-end funds of private investors) has for the past 40 years invested in containerships and has raised ship mortgage finance significantly. In fact, Germany owns more than 30% of the global fleet of containerships.
•	Starting from about 2000, some independent owners changed their business from chartering out mainly smaller- or average-size containerships for short periods of up to two years to chartering out newly-ordered very large ships over longer periods of five to 15 years.
•	From 2005 to 2010, growth in the independent owners' business led to the stock market listings of several major independent owners, for example, Seaspan (SSW), Danaos (DAC) and Costamare (CMRE).

•	Since the credit crunch in 2009, the German KG system has substantially diminished and the German banks that have supported them are facing difficulties. It is estimated that equity capital raised by closed-end funds decreased by 52% in the third quarter of 2010 when compared to the same quarter of 2009. More generally, since 2009, banks have had to become more cautious about new lending to shipping companies. Some banks have said that they will no longer provide pre-financing for the equity portion of KG funds.
•	Since 2010, Chinese banks have become more active in lending to the container shipping sector in Asia.
With bank loans harder to come by, some liners have explored other avenues to fund new investments. Some liner operators are looking for alternative sources of funding such as bonds or opening their equity to new private shareholders. A new development on the equity side is that some pension funds are becoming interested in investing in the container shipping and bulk shipping sectors through ship asset investment funds rather than stocks and shares in listed shipping companies.
Overall, in early 2014 there is still a lack of capital in the container shipping market, which presents a challenge to the industry. Conventional banks are struggling to lend to both established industry players and new entrants. Simultaneously, existing liner companies are faced with low operating margins and little spare capital for investment, and the KG funds, traditionally the largest source of non-liner equity, are greatly diminished. As such, there is likely to be further reductions in new vessel ordering in the short to medium term.
Global Container Throughput and Fleet Capacity, 1980 to 2013
(Annual Percent Change)

Source: Drewry

In conclusion, in mid-2014 the container shipping market continues to grow. Global fleet growth will continue to challenge the industry in the next one to two years as carriers struggle to deploy the very large containerships across their portfolio of services without damaging the fragile supply/demand balance.  In essence there is still too much capacity and it is concentrated among larger ships. Overall, provided that demand continues to grow and there is no resurgence in new ordering, the conditions are slowly being laid for the next market recovery in 2015 and 2016.
Container Shipping - Introduction
The containers used in maritime transportation are steel boxes of standard dimensions. The standard unit of measure of volume or capacity in container shipping is the TEU, representing a container which is 20 feet long and typically 8.5 feet high and 8 feet wide. In recent years, 40-foot long high cube containers (9.5 feet high), equivalent to two TEU, have increasingly been used by large retailers to move lightweight, fast-moving consumer goods across the globe. There are specialized containers of both sizes to carry refrigerated perishables or frozen products, as well as tank containers that carry liquids such as liquefied gases, spirits or chemicals.

A container shipment begins at the shipper's premises with the delivery of an empty container. Once the container has been filled with cargo, it is transported by truck, rail or barge to a container port, where it is loaded onto a containership. The container is shipped either directly to the destination port or through an intermediate port where it is transferred to another vessel, an activity referred to as transshipment. When the container arrives at its destination port, it is off-loaded and delivered to the receiver's premises by truck, rail or barge.
Container shipping has a number of advantages compared to other shipping methods, including:
Less Cargo Handling: Containers provide a secure environment for cargo. The contents of a container, once loaded into the container, are not directly handled until they reach their final destination. Using other shipping methods, cargo may be loaded and discharged several times, resulting in a greater risk of breakage and loss.
Efficient Port Turnaround: With specialized cranes and other terminal equipment, containerships can be loaded and unloaded in significantly less time and at lower cost than other cargo ships.
Highly Developed Intermodal Network: Onshore movement of containerized cargo, from points of origin, around container ports, staging or storage areas, and to final destinations, benefits from the physical integration of the container with other transportation equipment such as road chassis, railcars and other means of hauling the standard-sized containers. Sophisticated port and intermodal industries have developed to support container transportation.
Reduced Shipping Time: Containerships can travel at a speed of up to 25 knots, even in rough seas, thereby transporting cargo over long distances in shorter periods of time. Such speed reduces transit time and facilitates the timeliness of regularly scheduled port calls, compared to general cargo shipping. However, since 2008, due to higher fuel prices and the negative effects of the global recession, most operators have reduced speeds and deployed more ships on some voyage strings. This has also had a positive environmental effect in helping reduce ship emissions.
Types of Containerships
Containerships are typically "cellular," which means they are equipped with metal guide rails to allow for rapid loading and unloading and provide for more secure carriage. In some cases, smaller containerships will be equipped with their own cranes for loading and unloading. These ships are often referred to as "geared" ships. The larger ships, typically over 3,000 TEU, are virtually all "gearless." Partly cellular containerships include roll-on/roll-off ships, or "ro-ro" ships, designed to carry chassis and trailers, and multipurpose ships which can carry a variety of cargo including containers.
The main categories of containerships are broadly as follows:
•	Very Large: Very large ships have a capacity in excess of 13,000 TEU and are almost exclusively deployed on the Asia-North Europe and Mediterranean and Transpacific trades. Middle East trades may eventually see the regular deployment of ships with capacity exceeding 13,000 TEU and, as of mid-2014, a handful are operating on the Asia-Mid East route.
•	Large: Large ships have a capacity of 8,000 to 12,999 TEU and are currently deployed on the Transpacific, Asia-Middle East and Asia/Europe to Latin America trades.
•	Post Panamax: Post Panamax ships have a capacity of 5,000 to 7,999 TEU and are named for their inability to transit through the existing Panama Canal due to their ships' widths. However, there are plans to widen the existing Panama Canal, with completion expected in early 2016 which would allow ships with capacity of up to 13,500 TEU to transit the waterway. Ships of this size are mainly deployed in many smaller or developing trade routes outside of the main East-West arteries.
•	Panamax: Panamax ships have a capacity between 3,000 to 4,999 TEU, which is the maximum size that the Panama Canal can currently handle. There is a fear that many of these ships may become redundant once the widened Panama Canal is fully open and carriers continue to deploy the largest ships they can across their service portfolios in order to minimize slot costs.
•	Intermediate: Intermediate ships range in capacity between 2,000 and 2,999 TEU and are generally able to operate on all trades.
•	Handysize: Handysize ships have capacities ranging from 1,000 to 1,999 TEU and are used in regional trades, a primary example being the intra-Asian trades.
•	Feeder: Feeder ships have capacities of less than 1,000 TEU and are usually employed as feeders on trades to and from hub ports or on small niche trades or domestic routes.

Types of Owner
Containerships are owned by two types of shipowners, (i) liner companies, who own and operate their own and chartered-in ships and (ii) independent non-operating owners, who do not operate ships but instead charter them out to liner companies. Approximately 50% of the fleet is owned by liner companies and 50% by independent non-operating owners.
Historically, to ensure the best chances of securing and renewing charter contracts and finding customers, non-operating owners have tended to invest in the most standard sizes or types of containerships and have mainly stayed away from investing in route-specific ships or in the very largest ships, unless backed by employment contracts. Non-operating owners have also tended to own a higher proportion of small- and average-size containerships, whereas liner companies have tended to own a higher proportion of above-average-size containerships. More recently, some non-operating owners have focused on ordering small numbers of wide-beam and new-design ships that are increasingly sought after by the liner companies and can attract a premium in the charter market.  The top 20 fleets for both the owned and independent sectors are shown in the tables below

Source: Drewry

Top 20 Independent Shipowners, July 2014 ('000 teu)

Company	Country	Existing Fleet						On Order	
		<4,000 teu	4,000-7,999 teu	8,000-9,999 teu	10,000+ teu	Total teu	Ave age (yrs)	No. of Vessels	000 Teu
Reederei C.-P. Offen	Germany	57	164	142	256	618	7	0	0
Seaspan Corp.	Canada	48	154	104	155	461	7	30	360
Blue Star Holding	Germany	92	145	158	52	447	9	0	0
Peter Dohle/ Hammonia	Germany	152	177	25	50	404	8	4	50
Costamare Shipping	Greece	61	127	146	0	333	13	11	138
Danaos Shpg.	Greece	45	101	79	93	319	8	0	0
NSB Niederelbe	Germany	35	156	74	0	264	11	0	0
NVA Norddeutsche	Germany	51	85	92	0	229	7	0	0
Zodiac Maritime Agy.	United Kingdom	12	102	69	26	210	8	20	174
Schulte Group	Germany	67	89	53	0	209	7	12	28
Eastern Pacific Shpg	Singapore	13	102	35	39	188	9	2	32
Shoei Kisen K.K.	Japan	34	132	16	0	182	7	5	70
Rickmers Reederei	Germany	71	58	0	13	142	11	8	44
Technomar Shpg. Inc.	Greece	37	89	0	0	126	13	2	14
Ahrenkiel Steamship	Germany	77	41	0	0	118	9	0	0
Enesel S.A.	Greece	0	0	29	83	112	0	5	65
NSC Schiffahrt	Germany	55	56	0	0	111	6	4	36
Polaris Shipmngt.	Isle of Man	0	9	0	92	100	3	0	0
Hansa Shipping GmbH	Germany	59	37	0	0	96	9	0	0
Thomas Schulte	Germany	70	21	0	0	92	6	1	3
Total		**1,035**	**1,846**	**1,021**	**859**	**4,761**		**104**	**1,014**

Notes: Blue Star Holding includes fleets of E.R. Schiffahrts and Komorowski Holdings

Source: Drewry
Global Alliances
Alliances are generally agreements that cover vessel sharing and operational matters such as the use of certain terminals where carriers can take advantage of favorable terms for berthing. Often the alliance will implement a best ship policy, whereby members pool vessel resources to deploy the best appropriately-sized ships in the same service.
Until recently, there were four main alliances among the major carriers. The dynamics have changed considerably and at present there are now only two major operational alliances, with a third (2M) – proposed between Maersk and MSC.
The two main operational alliances are:
•	G6 – This is an extension of the Grand Alliance and the New World Alliance incorporating OOCL, NYK, Hapag-Lloyd, HMM, MOL and APL. The vessel sharing agreements operate in the Asia-North Europe and Mediterranean and Asia to U.S. east coast Transpacific trades. During 2014, the lines have increased their overall agreement to include the Transatlantic and Asia-USWC Transpacific trades.
•	CKYHE or Green Alliance – This alliance comprises of Cosco, K Line, Yang Ming and Hanjin. At present, these lines have agreements on the Asia-North Europe, Mediterranean and Transpacific trades. In February 2014, Evergreen joined the alliance and is initially formalizing service changes on the Asia -North Europe and Mediterranean trades and in the future this is likely to encompass the Transpacific.

While these are official alliances, there are also other forms of operational cooperation agreements, such as vessel sharing agreements, slot swap or exchange agreements and slot charter agreements and also other less binding operational cooperation frameworks between individual liner companies which are not commonly known by an industry title or name. Many carriers work with other liner companies in the intra-Asian market, for example, and agree to operate a service together, each liner company providing a certain number of ships. For instance, UASC and China Shipping Container Lines have no formal or binding alliance agreement but cooperate in terms of vessel sharing on the Asia-North Europe, Transpacific and Asia to Middle East trades. Other loose operational agreements are also prevalent in the Asia to East and West Coast South America lanes.
Containership Demand
In general, trends in seaborne trade are influenced by the underlying demand for bulk commodities, raw materials and semi-finished and finished goods, which, in turn, are influenced by the level of worldwide economic activity. The world container trade growth is thus primarily driven by the growth in economic output and consumption and changes in global sourcing and patterns of world trade. Generally, growth in GDP and industrial production correlate with changes in the demand for international container shipping. GDP is one of the best indicators of prospective container volumes and historically container trade volumes have grown at a multiple of 2.5 times GDP growth. While this has not been the case since 2008 and 2009, the relationship between GDP and container trade volume growth has staged a modest recovery since 2012 and overall in the period 2010 to 2013 the average multiple has been 1.7. The fall from the long-term average is partially due to the maturity of the trend of outsourcing to China.
Inexpensive and reliable container transport has facilitated manufacturing and distribution processes that have accompanied globalization, allowing manufacturing to move away from traditionally high-cost production areas, such as Japan, Western Europe and North America, to lower-cost production areas, such as China, Vietnam and other parts of South East Asia. There has been little impact on the quality of the distribution process to the primary consumer markets. As an illustration of the relative low cost of container transportation, many technologically advanced countries are exporting component parts for assembly in other countries and re-importing the finished products. Manufacturers have also focused more on "just-in-time" delivery methods, which are facilitated by the fast transit times and frequent, reliable services offered by container liner companies and the container industry. However, this concept was upended in 2007/08 with the onset of much higher fuel prices and the advent of liner slow steaming. Average transit times in the deep-sea trades are now much longer than they were five or six years ago.
Global Real GDP Growth and Total Seaborne Trade, 1980 to 2013
(YoY % change)

Source:  Drewry

In addition to the levels of economic growth, there are several structural factors that impact global container trade, including continuing penetration by containerization of traditional shipping sectors, such as general cargo and refrigerated cargo markets and, to a limited extent, even some dry and wet bulk commodities that traditionally have been the preserve of the dry bulk carrier and oil tanker markets. Container operators have made significant inroads into the specialized refrigerated market in the last five to ten years, partially because of the lack of investment in new reefer ships.
In 2009, the volume of container trade contracted for the first time in history due to the severity of the worldwide recession. However, in 2010, global container trade recovered in the wake of renewed growth in the world economy and inventory rebuilding. In 2011, approximately 160 million TEU of containerized cargo were transported by sea, representing an increase of 6.96% over the 2010 total. In 2012, total container trade grew to 173 million TEU and the provisional data for 2013 indicate further growth to 180 million TEU.
The long-term trend in world container cargo volumes between 1991 and 2013 is shown in the chart below.  During these years, world container trade grew at a CAGR of 8.0% by volume.
World Containerized Cargo, 1991 to 2013
 (Million TEU per annum)

Source: Drewry
Another measure of containership demand is world container port throughput. World container port throughput is made up of three different traffic streams: loaded containers, empty containers and transshipment containers (full and empty). The following chart shows world container port throughput from 1991 through 2013 in terms of both loaded and empty container movements on a global basis. During this period, port movement of containers increased by approximately seven times, from just over 96 million TEU in 1991 to 643 million TEU in 2013.

World Container Port Throughput Including Empty Containers and Trans-shipments,
1991 to 2013
(Million TEU per annum)
Source: Drewry

Growth in the container market has at times outpaced investment in port and canal infrastructure, which has occasionally resulted in congestion in some parts of the transportation chain. Congestion increases ships' time in transit and reduces overall efficiency. As the largest containerships are deployed in the major trades, incremental tonnage is required to feed cargo to these mother ships from ports that do not have either the volume or the infrastructure to serve very large ships of over 10,000 TEU of capacity directly. In this context, both congestion and increased transshipment absorb shipping capacity but do not represent incremental growth to the overall container market.

Main Container Trades
There are three core trades in the container shipping industry: the Transpacific, Transatlantic and Asia-Europe trades. These trades are often referred to as the East-West trades.
Containerized Seaborne Trade – Main East-West Routes : 2013

Source: Drewry

Trade along these routes is primarily driven by United States and European consumer demand for products made in Asia. The volume of trade between Asia and the Middle East is now larger than that on the Transatlantic and should be considered as a major East-West trade on which carriers can deploy very large ships.  The East-West trades are generally served by the large and very large containerships.
Supporting these core trades are the North-South trades and a network of regional trades, of which the largest is the intra-Asia market. Other regional trades include the Europe-Mediterranean, Caribbean-United States, Asia-Australia and North America-South America trades. The North-South trades are generally served by the Panamax and Post-Panamax containerships, although in the last two to three years, more ships of around 8,000-9,000 TEU are being deployed in the North-South routes. Regional trades are generally served by feeder and Handysize containerships, but lately there has been an increase in Panamax usage. The following table shows the trades on which different sizes of containerships may adequately be deployed.
Containerships -Typical Deployment by Size Category

Source: Drewry

The maps below indicate the main North-South and intra-regional trades, while an indicative breakdown of global container seaborne trade by route.
Containerized Seaborne Trade – Main North-South Routes

Containerized Seaborne Trade – Main Intra-Regional Trades

Source: Drewry

Containership Supply
As of July 2014, the world fleet of fully cellular containerships consisted of 5,080 ships, totalling 17.65 million TEU in capacity. These figures exclude multi-purpose and ro-ro ships with container carrying capability.
World Cellular Containership Fleet by Size, July 2014

Source: Drewry

The fleet has grown rapidly to meet the increases in trade, with capacity rising from under 2 million TEU at the end of 1991 to 17.65 million TEU in July 2014.
Development of World Container Fleet Capacity, 1991 to July 2014
(Thousand TEU – End Period)

Source: Drewry
In tandem with the growth in capacity of the overall fleet, average ship capacity has also steadily increased. The average size of containerships in service was 3,474 TEU as of July 2014, compared with 1,590 TEU in 1997, and is expected to continue to increase due to the number of large-sized containerships on order.
As of July 2014, the global containership newbuilding orderbook in terms of TEU was 3.44 million TEU, equivalent to 20% of the existing cellular containership fleet, which is low when compared to 2007-2008, when the orderbook reached 60% of the existing fleet, and below the average for the sector over the last decade. However, the orderbook is largely comprised of ships with capacity exceeding 8,000 TEU, which account for 82.3% of the overall orderbook in TEU terms. At the other end of the spectrum, there are fewer new orders for below 3,000 TEU ships, as the capacity of feeder ships is increasing and ships of 3,000 to 5,000 TEU are now providing feeder and transshipment services to the largest ships working the main East-West routes. However, very recently there has been increased interest in the sub-3,000 TEU sector.

Containership Orderbook by Size, July 2014

Source: Drewry

Containership Orderbook Delivery Schedule, July 2014

Source: Drewry

The size of the orderbook increased rapidly from 2006 to 2008 when strong freight rates and robust demand on the key core East-West trades encouraged high levels of new ordering. The combination of deliveries, orderbook cancellations and conversions and an absence of new orders in 2009, led to the size of the orderbook contracting, but this position was reversed in 2011 due to renewed ordering of very large containerships, with new orders in the year totalling 1.5 million TEU. New ordering in the container sector in 2012 declined and amounted to just 0.42 million TEU. However, in 2013, there was another surge in new ordering with approximately 1.7 million TEU ordered.

Orders for New Containerships

2014 January to July
Source: Drewry

Large and some very large containerships are expected to be able to transit the enlarged Panama Canal, including ships with capacity of up to 13,500 TEU. The largest containerships currently on order (19,000 TEU) are not expected to be able to transit the enlarged waterway and have primarily been designed towards deployment in the Asia-Europe trade.
Eco wide-beams, 5,000-11,000 TEU

Since 2011, both liner companies and independent owners have surged into the 8,000 TEU to 9,500 TEU wide-beam newbuilding market. These ships can be used for many trade lanes due to economies of scale in terms of size, while their wide-beam and energy efficient designs lower slot costs. Many of them are deployed in ships serving Latin America markets, due to their high reefer intake design, and some are deployed in the Transpacific trade. On the six weekly services currently operating on the Asia to East Coast South America trade, there are already in excess of twenty ships of this new design that have been deployed. The average size of vessel operating on this trade is now 7,300 TEU, compared to 4,300 TEU in early 2011. In time, older 8,000 TEU designs will also be replaced by the newbuildings' new design as they are delivered from the yards.
The wide-beam feature of the specific vessel segment offers a range of advantages over other vessel types including:
•	It enables these vessels to service a greater number of ports due to their reduced length.
•	It is related to enhanced vessel stability, which accounts for greater cargo carrying capacity and economies of scale, allowing for to up to 15% more loaded containers.
•	The fuel-efficient design lowers costs. Fuel-efficient vessels can be 30%-40% more economical per container carried.
As of July 2014, there are a total of 105 ships of this size (total 947,000 TEU) in the orderbook for delivery by end 2016, which comprises 27.5% of the total orderbook. 37 of these will be chartered by CMA CGM and MSC, and although a few were initially placed on speculative orders by independent owners, many of them have now been chartered. Upon delivery, it is expected that these ships will command a premium in the charter market because of the savings offered, proven already by fixtures.
The attraction of these ships is clear for the market, but the deployment in certain emerging routes has affected the supply/demand balance which in turn has seriously eroded prevailing freight rates during the last two years, particularly to/from the Latin America market. The decision to order these ships is therefore mainly with a view to realize economies of scale and fuel cost savings. The fuel-efficiency of these vessels is proven by the profitability of liner companies.

Post-Panamax (over 5,000 TEU)
Liner companies now believe that big ships as the best fit for virtually all of their global trades, with the probable exception of West Africa for the moment, although ships of 5,500 TEU are still being deployed by several carriers. Ships of 8,000 TEU and above are therefore replacing those in the 5,000 to 7,500 TEU size range that are simply not seen as being large enough to give the carriers the economies of scale and slot cost savings they seek. In turn, vessels in the 5,000 to 7,500 TEU size range, as part of the overall global cascade, are displacing the Panamax ships because of their greater economies of scale.
Ships of 3,000 TEU and below
Traditionally, these ships have operated in domestic and regional trade lanes, with the vast majority of ships used for feedering also included into this size category. All but a small number of ships deployed in the intra-Asia trade still fall into the sub-3,000 TEU category, although a small number of ships of over 4,000 TEU have been recently deployed.
As of July 2014, 144 ships of 3,000 TEU and below were on order, a total of 265,000 TEU by capacity, which equates to only 7.7% of the entire orderbook. Investment in this size segment has been limited, and none of the top 20 liner companies has made any significant orders for years, with the exception of CMA CGM, which ordered three 2,500 TEU ships with ice-class certification in May 2014. However, there has been some momentum since the beginning of 2014, with 14 separate orders for a total of 36 ships of this size segments. Most will be built by Chinese yards and many have been contracted for specific deployment in China domestic or North Asian regional trades as well as within intra-Europe networks.
With scrapping levels of smaller units significantly increasing in the last 18 months and the constant delivery of ultra large container vessels, the under 3,000 TEU size segment has reduced from 28.4% of the global fleet in January 2012 to 22.9% in July 2014.  Therefore, there is a possible window of opportunity to continue investing in new fuel-efficient designs of this size which will still be required on many niche, regional and feeder routes and whose newbuilding market, unlike other size sectors, is hardly saturated.
Deliveries & Slippage
The majority of the containerships on order are scheduled to be delivered in the remainder of 2014, 2015 and 2016, but based on past evidence, it cannot be assumed that these ships will be delivered on time. Historically, slippage rates were typically less than 10%, but in the period from 2008 to 2013, slippage rates rose significantly due to a number of reasons;
•	In the most recent new ordering spree, which peaked in early 2008, shipowners were often quoted unrealistic delivery times by some of the less experienced and newly emerging shipyards.
•	Financing was not in place for all of the ships on order, and even today some owners are finding it difficult to secure adequate funding for newbuildings.
•	Orders were placed at "greenfield" shipyards, some of which could not secure funding to finance yard development. A greenfield yard is a shipyard with no prior experience in building ships for international accounts.
•	The economic and financial crisis and the steep decline in shipping markets since 2009 have forced some orderbook cancellations.
The chart below illustrates that delays in delivery increased dramatically in 2009, with only 1.1 million TEU of the 2 million TEU due to be delivered in 2009 being delivered by the end of the year. In effect, almost 50% of the new container tonnage which was scheduled to be delivered in 2009 was delivered late. The data for 2010 and 2011 indicate a similar picture, with slippage rates improving somewhat in 2012 and 2013.

Containerships: Scheduled vs. Actual Deliveries
('000 TEU)

Scheduled deliveries based on the orderbook as of 1 January in each year.
Source: Drewry

Demolition
Demolition activity has surged since the beginning of 2012. This has been driven by operators' desire to utilize the most fuel-efficient tonnage, as many older container ships are unable to provide owners and operators the cost savings they require. In addition, the charter market has not fully recovered since 2009 and most tonnage under 4,000 TEU has been unable to consistently earn revenue above operating costs. With costly dry docking required once a vessel reaches fifteen years of age, some owners have decided to realize residual values, by scrapping the older sections of their fleet. This is likely to be a continuing trend for the industry, especially as older Panamax ships will increasingly become redundant once the widened Panama Canal is opened in late 2015, early 2016.
In 2012, 330,000 TEU were scrapped and a further 441,000 TEU were scrapped in 2013, a record for the containership industry. The two most obvious trends are that the average age of ships being scrapped is declining and the average size of ships is increasing.  In 2013, the average age of ships scrapped was ranged from a low of 20.2 years for ships between 1,500-2,000 TEU and a high of 30.4 years for ships less than 500TEU, with the overall average being close to 23 years. This compares with 29-30 years, which has been the average over the last decade.  In the same period the average size of ship being sent for demolition increased from 1,500 to 2,283 TEU last year.
Increased scrapping should act as a welcome modifier to the growing global fleet that continues to affect the overall health of the industry.
Idle Tonnage
At any given point in time, a proportion of the fleet can be idle or inactive.  The volume of idle capacity will vary depending on wider market conditions, with the most recent peak being reached in 2009 when containership supply and demand were out of line by a large margin.  The volume of idle tonnage has since declined and in 2014 has not exceeded 3-4% of the total fleet.  A large part of the current idle fleet consists of small (sub-4,000 TEU) and older ships.
The Impact of Larger Ships and Cascading
The ordering of 10,000+ TEU ships has naturally raised questions of how cargo will be moved in the future, in particular the impact on the traditional hub/spoke feeder model and level of transhipment.
In this respect it seems likely that, as far as the main East-West trades are concerned, the liner companies will continue to deploy 10,000+ TEU ships on the Asia-Europe trades and bigger ships of 9,000-10,000 TEU on the Asia-US West Coast trade and, from 2016 onwards, on the Asia-US East Coast trade due to the Panama Canal expansion.

Essentially this is a hub and spoke model with the big ships calling at three to four hub ports in Asia and three to four in Europe. Smaller feeder ships will carry cargo from outlying areas such as Indonesia, Philippines and Japan to Asian hub ports and from hub ports in Northern Europe and the Mediterranean to Eastern Europe and Russia. However, it is clear that the trend will be for feeder ships to get bigger.
Ships below 10,000 TEU will therefore tend to move away from the Asia-North Europe route and are likely to find employment in trading in Transpacific and other North-South routes as part of the cascading process. The liners are deploying the largest ships they can on all major East-West and North-South trades in order to exercise competitive advantage and to enjoy economies of scale. In theory, the deployment of the larger ships will result in lower slot costs. Therefore all ships of Post-Panamax size and above are most attractive to carriers and larger sized ships open for trading in the charter market enjoyed improved daily rates in 2013. This more positive momentum has carried into 2014, but earnings are still well below long-term averages.
So far, carriers have not positioned too many ships of 4,500 TEU and above in the huge intra-Asian trade lane, and many regional operators firmly believe there is still a place for the smaller ships. But in the last year we have tracked more ships of 4,000 TEU trading within intra-Asia.  In recent months, carriers have also upgraded the size of ships working in the Asia to West Africa trade, and this route is acting as a slight relief valve for older, gearless Panamax tonnage. There are a number of North-South trade lanes where ships of over 8,000 TEU are now trading, including Asia-WCSA and Asia and Europe-ECSA. There are, however, some natural limits to the cascading process, for example, trade through the Panama Canal until late 2015/early 2016 and in parts of West Africa, Asia and Latin America where, due to physical infrastructure restraints, liner companies have invested in and continue to invest in shallow draught and wide-beam ships.
Supply-Demand Balance
The historical changes in cargo demand and in fleet supply have followed the same upwards trends, with the exception of the drop in cargo demand in 2009 and in several years when demand and supply trends were temporarily out of step. The figure below illustrates the long-term trends in both demand and supply.
World Container Cargo Demand and Container Fleet Capacity, 1991 to 2013
(Million TEU loaded per annum for demand – left axis - and thousand TEU end period for capacity – right axis)

Source: Drewry
The units of measurement of demand (containers loaded per annum) and supply (container slot capacity at end of period) in the figure above are different; therefore, the fact that the cargo demand line is above the fleet capacity line does not mean that there is chronic under-supply of containerships. However, the data provide a valid illustration of trends over time.
The figure below illustrates the relative supply-demand balance in the global container shipping sector, using the Drewry Global Supply-Demand Index. This index is based on a reference level of 100.0 in 1980 and has been tracked over time.

Development of Drewry Global Supply-Demand Index, 1991 to 2013
(1980=100)
Source: Drewry
The Drewry Global Supply-Demand experienced a sharp swing from under-capacity during the period 2004-2007 to a phase of over-capacity since 2009/2010. The level of ordering in 2014 has been quite low, but it is possible that carriers will face difficulties in deploying the large number of new ships in excess of 8,000 TEU into their service networks between now and mid-2016.
Containership Time Charter Rates
The main factors affecting charter rates are primarily supply and demand for container shipping. The shorter the charter period, the greater the charter rate is affected by the current supply/demand balance and by the current phase of the market cycle. For longer charter periods, from three years to ten years, charter rates tend to be more stable and less cyclical. Other factors affecting charter rates include the age and characteristics of the ships (including fuel consumption, speed, new design, whether geared or gearless) and supply demand dynamics.
The growth in demand for container shipping has generally increased demand pressure and over time has caused an increase in time charter rates. The following chart indicates annual average charter rates for representative containerships from 2003 to July 2014.
One Year Containership Charter Rates, 2003 to 2014
(Period averages US $/Day)
Source: Drewry

With some exceptions, charter rates for all vessel sizes increased steadily from 2002 until 2005, in some cases rising by as much as 50% as charter markets experienced significant growth. In 2006, charter rates weakened due to supply rising faster than demand and market conditions. This trend continued in 2007 and 2008, and in 2009, rates fell even further due to rising supply and weak demand. In 2010 and 2011, charter rates recovered partly due to the restocking of inventories after the sharp contraction in container trade in 2009.  However, they subsequently fell again in the first half of 2012 as increases in supply once again outpaced the changes in demand due to economic recession in Europe and elsewhere. In January 2013, charter rates were close to the all-time low witnessed in 2009, and, as such, below long-term averages. Throughout most of 2013, the charter market made no noticeable recovery across most size segments, other than the 5,000 TEU+ category, which enjoyed material improvement. However, in the final quarter of the year, rates were a little stronger. However, they still remain below long term averages. As of mid-2014, the charter market has slightly increased since the beginning of the year, but the majority of ships under 5,000 TEU are unable to command rates above $10,000 per day. There is therefore evidence of a two-tier market since newer designs with shallow draught, fuel saving specifications, high reefer intake or wide-beam design will certainly command a premium over older ships.
Containership Newbuilding Prices
The factors which influence newbuilding prices include ship type, shipyard capacity, demand for ships, "berth cover," for example, the forward book of business of shipyards, buyer relationships with the yard, individual design specifications, including fuel-efficiency or environmental features and the price of ship materials, engine and machinery equipment and particularly the price of steel.
Newbuilding prices rose steadily from 2002 due to a shortage in newbuilding capacity during a period of high ordering and increased shipbuilders' costs as a result of rising steel prices. However, since the second half of 2008, weak market conditions significantly slowed new ordering to the point that virtually no new orders were placed for containerships in 2009. In 2011, prices weakened across all size segments and this weakness continued into 2013 as shipyards were forced to cut prices. Towards the end of 2013 however there was some evidence suggesting that the price drop had levelled out. In 2014, prices have improved slightly, although this is mainly a result of better performance in other shipping sectors meaning that overall berth coverage has improved for the main Asian yards. Few yards have any open slots left for 2016 delivery for containerships.

Containership Newbuilding Prices, 2003 to 2014
(Average by Year US$ Millions)

Source: Drewry

Containership Secondhand Prices
Values for younger ships tend to fluctuate on a percentage, if not on a nominal, basis less than values for older ships. This is attributed to the finite life of ships which makes the price of younger ships with a commensurably longer remaining economic life less susceptible to the level of prevailing and expected charter rates, while prices of older ships are influenced more since their remaining economic life is limited.
Ships are usually sold through specialized brokers who report transactions to the maritime transportation industry on a regular basis. The sale and purchase market for ships is usually quite transparent and liquid, with a number of ships changing hands on an annual basis.

Secondhand values for containerships increased between 2005 and 2008, supported by a strong charter market, but prices collapsed in 2009 due to the economic crisis and the resulting over-capacity in container shipping. Prices recovered partly during 2010 and 2011 as charter rates returned closer to average historical levels, but in 2012 they weakened once again in the face of much softer charter rates. In mid-2013, prices for 2,500 and 3,500 TEU ships were approximately 50% below prices at the end of 2007, while given the current oversupply, the value of certain older fuel inefficient secondhand ships is only marginally above scrap value.
Containership Secondhand Prices, 2003 to 2014
 (5-Year-Old Ships; End Period US$ Millions)

Source:  Drewry

BUSINESS
Overview
We are Poseidon Containers Holdings Corp., an international shipping company that provides worldwide seaborne transportation services of containers with our diversified and fuel-efficient fleet of containerships. We commenced business operations in December 2010 through our predecessor companies, the Poseidon Containers Group, which were certain vessel-owning and non-vessel owning subsidiaries of Poseidon Containers Holdings LLC, or PCH, a privately held company that was collectively founded by George Giouroukos, our Chief Executive Officer, together with Kelso & Company, or Kelso, and Maas Capital Investments, or Maas. We were incorporated in the Republic of the Marshall Islands on September 29, 2014 for the purpose of owning and operating containership vessels, with a view to take advantage of acquisition and chartering opportunities in the container shipping industry. Our initial fleet of 18 containerships consists of five Handymax vessels, two Panamax vessels and 11 Post-Panamax vessels, of which three are new-designs, with an aggregate carrying capacity of 89,931 TEU and a TEU-weighted average age of approximately 11.3 years, which is consistent with the industry average age of approximately 11.3 years, as of March 31, 2015, according to Drewry. We refer to these 18 vessels collectively as our "Initial Fleet."
We believe that it is an opportune time to acquire modern, high-specification, containerships with carrying capacities of between 1,000 and 11,000 TEU. According to Drewry, liner companies are exhibiting a preference for fuel-efficient, wide-beam, containerships (which represent approximately 30% of the current orderbook) because they achieve lower fuel consumption, provide benefits of fuel savings, have the capability to carry more containers than vessels of narrower beam and have the flexibility to serve a wide range of ports worldwide, offering economies of scale and greater employment opportunities. As of April 30, 2015, there were only 187 fuel-efficient new-design vessels in the worldwide fleet, representing 3.1% of the existing worldwide fleet, including three of our vessels, with an additional 132 such vessels on order, representing 2.2% of the existing worldwide fleet. We intend to continue to increase the size of our fleet through timely and selective acquisitions of additional containerships with similar specifications, in a manner that we believe will create long-term shareholder value.  The timing of these acquisitions will depend on our ability to identify suitable vessels at prices and with other terms that we believe are attractive.  We believe that the experience and reputation of our executive management team and our Managers, which are described below, will assist us in identifying, acquiring, and operating suitable vessels, as well as managing our growth.
Consistent with our growth strategy, we have contracted to acquire                containerships, with an aggregate carrying capacity of                 TEU and a TEU-weighted average age of approximately                 years, for a total purchase price of $                 million.  We refer to these containerships collectively as our "Expansion Fleet." Unless otherwise indicated, references to our "Combined Fleet" are to our fleet of containerships after giving effect to our purchase of the Expansion Fleet. In addition, pursuant to an Agreement in Principle that we have entered into with certain unaffiliated third parties, we may acquire up to two additional 2000-built Post-Panamax containerships, each with a carrying capacity of 5,986 TEU, for consideration of up to $14.8 million per vessel, until August 31, 2015 and September 30, 2015, respectively, subject to the negotiation and execution of definitive documentation, including a sale and purchase agreement for each vessel.
Following the completion of this offering, we expect to have approximately $                million of cash from the net proceeds of this offering (based on an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover of this prospectus). We plan to fund the purchase price of the vessels in our Expansion Fleet with $      million of the net proceeds of this offering. In the event that we do not acquire one or more of the vessels in our Expansion Fleet, we will not escrow or otherwise return such proceeds, and we will have the discretion to use such proceeds for other corporate purposes, which may include the acquisition of other vessels.

Our Initial Fleet
The following table summarizes key information about our Initial Fleet as of May 21, 2015:
	Vessel Name	Year Built	Capacity (TEU)	Charterer	Time Charter Term	Current Daily Charter Rate	Expiration of Charter
1	M/V Maira	2000	2,506	Seaboard	9-10 months	$7,750	Oct-15
2	M/V Newyorker	2001	2,506	NOL	3-5 months	$7,750	Jun-15
3	M/V Nikolas	2000	2,506	Evergreen	3.5-4 months	$7,500	Jun-15
4	M/V Mamitsa	1996	2,682	MSC	12 months	$7,750	Dec-15
5	M/V Athena	2003	2,762	MOL	80-110 days	$7,750	Jun-15
6	M/V Dolphin II(1)	2007	5,095	ZIM	9-13 months	$7,550	May-15
7	M/V Orca I(2)	2006	5,095	MSC	12 months	$7,475	May-15
8	M/V Japan (3)	1996	5,344	COSCO	120-220 days	$18,000	Aug-15
9	M/V Britain(3)	1996	5,344	CSCL	6-9 months	$15,800	Jul-15
10	M/V OOCL Netherlands(3)	1997	5,390	OOCL	4-6 months	$14,800	May-15
11	M/V Singapore(3)	1997	5,390	OOCL	5-8 months	$14,800	May-15
12	M/V Tasman(3)	2000	5,986	K-LINE	5-8 months	$16,250	May-15
13	M/V Fleur(3)	2000	5,986	CSCL	70-100 days	$16,975	Jul-15
14	M/V Dimitris Y(3)	2000	5,986	-	-	-	-
15	M/V Agios Dimitrios (3)(6)	2011	6,572	UASC	9-14 months	$15,100	Jun-15
16	M/V Mary(4)(5)	2013	6,927	A.P. Moller	36- 40 months	$33,250	Jan-16
17	M/V Kristina(4)(5)	2013	6,927	A.P. Moller	36-40 months	$33,250	Mar-16
18	M/V Safmarine Highveld(4)(5)	2013	6,927	A.P. Moller	36- 40 months	$35,300	Apr-16
_________
(1)	Charterer exercised its option to extend the duration of the charter for an additional 12 months at an escalated daily rate of $15,450 commencing on June 25, 2015.
(2)	Charterer exercised its option to extend the duration of the charter for an additional 12 months at an escalated daily rate of $14,500 commencing on May 26, 2015.
(3)	Vessel is constructed with wide-beam design.
(4)	Vessel is constructed with fuel-efficient specifications.
(5)	Includes charterer's option to extend the duration of the charter for an additional 12 months at a daily rate $49,250, upon notice to us 30 months after delivery of each vessel.
(6)	Charterer exercised its option to extend the duration of the charter for an additional 10 to 13 months at an escalated daily rate of $20,000 commencing on June 1, 2015.

Our Expansion Fleet
The following table summarizes key information about our Expansion Fleet as of               , 2015:

Our Competitive Strengths
We believe that we possess a number of competitive strengths that will allow us to capitalize on growth opportunities in the containership sector, including:
Experienced Management Team. Our Company and management team have a long history of operating and investing in the container shipping industry. Our Chief Executive Officer, George Giouroukos, has more than 21 years of experience in the international shipping industry, having structured and concluded over 155 secondhand and newbuilding vessel transactions. While we believe that Mr. Giouroukos' success in sourcing and completing transactions will provide us with a competitive advantage as we look to expand our Combined Fleet in the future, our competitors, some of which are larger and have more financial resources than we do, may have strong relationships with companies with which we seek to transact business or from which we would acquire vessels. Mr. Giouroukos founded Technomar and ConChart, our technical and commercial managers, in 1994 and 2010, respectively, providing him with leadership and industry experience that will help us accomplish our near- and long-term goals. Our Chief Financial Officer,                    , has      years of experience in the shipping industry, specializing in                   . We believe the relationships that members of our global executive management team have developed with shipping industry participants, including liner companies, shipbuilders and financial institutions, will provide us with vessel acquisition and employment opportunities in the containership sector as well the ability to access financing to grow our Company.
Relationships with Leading Charterers. We expect to capitalize on and benefit from our Commercial Manager's long-standing relationships with leading liner companies such as A.P. Moller-Maersk, MSC, OOCL, CMA CGM, Evergreen, Hapag Lloyd, UASC and others. We believe that the experience of our global executive management team, coupled with our Commercial Manager's reputation for excellence, will assist us in securing employment for our vessels and will provide us with an established customer base to facilitate our future growth.
Diversified Fleet. Our Initial Fleet includes 18 containerships of various sizes with value-add attributes such as high refrigeration capacity, fuel-efficient designs, and wide-beam and cargo handling gear that render them commercially attractive to liner companies. We believe that these features will enable us to capture a premium to the average charter rates for smaller, less efficient containerships and achieve high levels of employment in weak charter markets. According to Drewry, fuel-efficient wide-beam containerships with carrying capacities of between 5,000 and 11,000 TEU have typically earned a premium in the charter market because of their ability to service a greater number of ports due to their reduced length, shallower draft and enhanced vessel stability which provides greater cargo carrying capacity. Such vessels also benefit from economies of scale and provide significant savings in fuel costs per container carried. Our Initial Fleet has been assembled to meet our customers' needs and is able to operate on North-South, East-West and Intra-regional trade routes. We believe that the vessels in our Initial Fleet were built to premium standards in reputable shipyards, mainly in South Korea and Japan, and have been well maintained throughout their useful lives.
Quality, Efficient Vessel Operations.  We believe that our Managers' experience in the technical and commercial management of containerships and their reputation in the industry as operators with high safety and operating standards will be important in servicing our charterers that are looking for reliable and responsible operators to meet their exact and timely vessel scheduling requirements on a global scale. Our Technical Manager, Technomar, has been successfully managing vessels since commencement of its operations in 1994 and this depth of experience will provide our customers with a high level of customer service.
Our Business Strategies
Our primary objectives are to grow our business, increase distributable cash flow per share and maximize value to our shareholders by pursuing the following strategies:
Fleet Expansion Through Disciplined and Opportunistic Vessel Acquisitions. With vessel prices in the container space near historically low levels, we believe that it is an opportune time to capitalize on attractive prices and expand our fleet beyond the 18 vessels in our Initial Fleet. When evaluating these future acquisitions, including the two Post-Panamax containerships for which we have an Agreement in Principle, we will consider, among other things, fundamental developments in the container shipping sector, the value of the vessel compared to historical levels, the cash flow earned by the vessel in relation to its value, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, its condition and technical specifications, as well as the overall diversification of our fleet and customers. As liner companies seek to employ larger containerships and continue to rely on containership lessors, such as us, to grow their fleets, we believe that we are well-positioned to capitalize on this trend, given our low leverage and reputation as a trustworthy operator. In addition, we intend to leverage management's relationships with vessel owners, banks, brokers, and shipyards, which we expect will provide us with an advantage in sourcing new deals.

Focus on the Sub 11,000 TEU Containership Segment and Fuel-efficient Vessels. We intend to focus on containership size segments from 11,000 TEU and below through second hand vessel acquisitions and the construction of new, large, wide-beam, eco, fuel-efficient containerships with special features such as high refrigeration capacity, based on our belief that these characteristics create a competitive advantage and that the cost-return characteristics on this size segment are attractive and that they offer a wide range of employment opportunities. Specifically, we believe that the wide-beam feature of the specific vessel segment not only enables these vessels to service a greater number of ports due to their reduced length, but is also related to enhanced vessel stability, which accounts for greater cargo carrying capacity. Furthermore, many liner companies do not order containerships below 11,000 TEU, resulting in a limited number of such vessels being currently under construction. We will consider acquiring containerships of over 11,000 TEU only whenever these containerships have secured employment.
Proactively Manage and Optimize Our Charter Portfolio. We intend to strategically employ a fleet of containerships according to market conditions for the purpose of providing us with a combination of stable cash flows and high utilization rates, while preserving the flexibility to capitalize on potentially rising charter rates. We currently charter most of our vessels under short term time charters of less than twelve months to position us to benefit from increases in future charter rates. However, we will consider employing vessels on longer term time charters, particularly at times when charter rates reach or exceed historical average levels. Additionally, we will continue to charter our vessels to reputable charterers, such as our long standing clients A.P. Moller-Maersk, MSC, and UASC, and will seek to expand the number of leading liner companies chartering our vessels in order to further diversify our portfolio of time charters from customer, geographic and maturity perspectives, and therefore to reduce counterparty risk.
Leverage Our Manager's Low Cost Operating Structure. We intend to leverage our existing operational expertise as a platform for future growth. Under our management agreements with Technomar and ConChart, we believe that our Managers are able to oversee the technical and commercial management of our fleet at a lower cost than could otherwise be achieved in-house and is competitive with those costs available through independent vessel management companies. Additionally, we believe that our external management arrangement will promote scalability as it will allow for growth without the incurrence of significant additional overhead.
Vessel Acquisitions
Vessels available for sale are usually marketed through a worldwide network of shipping brokers. While some of these vessels are marketed openly, a number of vessels are marketed to a limited number of shipping companies, including companies with an established and favorable sales and purchase track record.  We believe that our management's reputation in the shipping industry and its relationships with a number of shipbrokers, shipowners, commercial banks and shipyards worldwide will provide us with access to these acquisition opportunities and will allow us to identify the vessel type and specifications that are required for specific business opportunities that might arise. When making vessel acquisitions, we will rely specifically on the experience of Mr. Giouroukos, our Chief Executive Officer, who has completed more than 155 sale and purchase transactions of containerships and other vessels over the last 21 years.
Sales of vessels are generally conducted pursuant to a standardized Memorandum of Agreement, or MOA, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. In certain instances, an agreement is reached between the buyer and the seller subject to the final confirmation of specified terms and conditions by either or both parties within a specified period of time.  The seller undertakes to deliver the vessel in the condition set out in the agreement, including compliance with class and the rules and regulations of the vessel's country of registry.  The seller will also typically undertake to deliver the vessel without any mortgage or lien and to indemnify the new owner from any claims pending under the seller's ownership.  If the seller fails to timely deliver the vessel, the buyer has the right to cancel the MOA and to have its deposit returned, and, where the failure to deliver the vessel is due to the seller's proven negligence, the seller will be liable for the buyer's losses.
On          , we entered into a separate MOA for the acquisition of each of the vessels in our Expansion Fleet, subject to the completion of this offering and the satisfaction of certain conditions, including                     .  In connection with these acquisitions, we have formed, or will form, separate Marshall Islands subsidiaries, each of which, as permitted by the terms of the MOA, will be nominated by the named purchaser in each MOA to take delivery of its vessel.  The aggregate purchase price for the vessels in our Expansion Fleet is $            million. We plan to fund the purchase price of the vessels in our Expansion Fleet with $         of the net proceeds from this offering.
The sellers of the Expansion Fleet will be required to provide representations and warranties to us as to the seaworthiness, adequacy and suitability of the vessel for use in the applicable line of business, compliance with the requirements of class and the classification society, absence of liens and encumbrances and transfer of good and marketable title to the vessels.  The completion of the purchase of our vessels is subject to customary closing conditions.

We will be required to pay a deposit of approximately $     million, representing       % of the aggregate purchase price, to the respective sellers of the vessels in our Expansion Fleet immediately following the completion of this offering.  Upon payment of the deposit, we will have the right to place representatives on board the vessels for the purpose of becoming familiar with the vessels.  We will be required to pay the balance of the purchase price upon delivery of each vessel.  The sellers will be required to deliver to us documentation evidencing that the vessel is free from all liens, encumbrances and other debts.
If we do not pay the deposit, the sellers will have the right to cancel the MOAs and claim compensation for the sellers' losses and expenses.  If we do not pay the balance of the purchase price when due, the sellers will have the right to retain the deposit and claim compensation if the sellers' losses exceed the deposit.  If the sellers fail to timely deliver the vessels, we will have the right to cancel the MOA and the right to the return of the deposit.  In addition, if the sellers' failure to deliver the vessels is due to proven negligence, the sellers will be liable to us for our losses.
Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, we do not conduct a historical financial due diligence process when we acquire secondhand vessels. Accordingly, we will not obtain the historical operating data for such vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most secondhand vessels are sold under a standardized Memorandum of Agreement, or MOA, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased secondhand vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is normally terminated with respect to the vessel and the vessel's trading certificates are surrendered to its flag state following a change in ownership.
Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter.
Management of our Vessels
Technical and Commercial Management
Our vessels are technically managed by Technomar, a related party of ours, pursuant to a technical management agreement with each of our vessel-owning subsidiaries. Technomar commenced operations in 1994, and has provided technical management services to the vessels in our Initial Fleet since 2010.  Technomar currently manages 53 vessels (including the 18 vessels in our Initial Fleet and 15 vessels owned by our Common Control Entities) consisting of 42 containerships and 11 dry bulk carriers. Technical management services include arranging for and managing crews, vessel maintenance, provision of supplies, spares, victuals and lubricating oils, dry-docking, repairs, insurance, maintaining regulatory and classification society compliance, and providing technical support.  Upon our taking delivery of the vessels in our Initial Fleet, we will enter into new technical management agreements with Technomar, pursuant to which we will pay Technomar a fixed daily fee of $700 per day, per vessel for 2015 (subject to annual review and adjustment), based on an assumed  EURO to USD rate of €1.00 to $1.05, to provide these services to us, pro rated for the number of calendar days that we own each vessel and payable on a monthly basis in advance, and we will also be responsible for all operating expenses. The fixed daily fee will be decreased if the vessel is laid up.  For the years ended December 31, 2014, 2013, and 2012, we paid Technomar aggregate technical management fees in the amount of $5.7 million, $5.3 million, and $4.6 million, respectively.
Our vessels are commercially managed by ConChart, which is owned by our Chief Executive Officer, pursuant to a Commercial Management Agreement with us. ConChart commenced operations in 2010 and focuses on the management of containerships. ConChart currently manages 36 containerships (including the 18 vessels in our Initial Fleet and 15 vessels owned by our Common Control Entities).  Commercial management services include chartering of our vessels, administration and related functions, including seeking and negotiating employment for vessels, billing and collecting revenues, and vessels' sale and purchase services. If ConChart, or any entity controlled by or under common control with ConChart, acquires knowledge of a potential Time Charter Opportunity, then ConChart, or any entity controlled by or under common control with ConChart, would be obliged to offer such Time Charter Opportunity to us and, for a period of up to two business days, we shall have the right to elect to pursue such Time Charter Opportunity for ourselves or allow ConChart to direct such Time Charter Opportunity to itself or another person or entity. Upon our taking delivery of the vessels in our Initial Fleet, we will enter into a new commercial management agreement with ConChart, pursuant to which we will pay ConChart a commission of 1.25% on charter hire and freight revenue earned for chartering and post fixture services provided. For the years ended December 31, 2014, 2013 and 2012 we paid ConChart aggregate commercial management fees in the amount of $1.4 million, $1.5 million and $1.5 million, respectively.

We refer to our Commercial Manager and our Technical Manager collectively as our "Managers." Our Chief Executive Officer, George Giouroukos, is the director, president, and majority beneficial owner of Technomar and sole beneficial owner of ConChart. Please see "Certain Relationships and Related Party Transactions."
Our Relationship with George Giouroukos and our Managers
We believe that one of our principal strengths is our relationship with George Giouroukos, our Chief Executive Officer, and our Managers, which are controlled by him.  Mr. Giouroukos has over 21 years of experience in the seaborne transportation industry, and founded Technomar, our technical manager, and ConChart, our commercial manager, in 1994 and 2010, respectively.
We expect that our relationship with ConChart will provide us with access to its relationships with major liner companies, financial institutions and other seaborne transportation industry participants.  In addition, we plan to leverage the reputation and expertise of Technomar in the safe operation of high specification vessels.  We believe that our relationships with our Managers will help us successfully compete for new charters. See "Business—Management."
Mr. Giouroukos participates in business activities not associated with us, including serving as director, president, and majority beneficial owner of Technomar and sole beneficial owner of ConChart, and is not required to work full-time on our affairs. Additionally, Mr. Giouroukos controls other companies that own containerships and that are managed by Technomar and ConChart that may compete with us. Consequently, he may encounter situations in which his fiduciary obligations to us and the other companies that he controls are in conflict. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have an adverse effect on our business. We cannot assure you that such conflicts will be resolved in our favor. Please see "Risk Factors—Our Chief Executive Officer and certain of our officers as well as officers of our Managers will not devote all of their time to our business, which may hinder our ability to operate successfully."
Rights of First Offer and First Refusal Related to our Common Control Entities
Pursuant to the Master Agreement that we will enter into with Mr. Giouroukos and our Common Control Entities (defined below) at or prior to the closing of this offering, we will receive the right of first offer to purchase, in the event of any proposed sale of, ownership interests in each of the following vessel-owning entities: Odyssia Containers Holdings LLC ("Odyssia"), Triton Containers Holdings LLC ("Triton"), and the vessel-owning subsidiaries of Black Pearl Containers LLC ("Black Pearl"), which we collectively refer to as the "Common Control Entities." Each of our Common Control Entities will also grant us the right of first offer to purchase any containership that it proposes to sell. Odyssia currently owns one Panamax secondhand vessel and has contracts for the construction of three new design newbuilding Post-Panamax vessels with expected deliveries in 2015, Black Pearl currently owns two Post-Panamax vessels and one Handysize secondhand vessel, and Triton currently owns five secondhand Handysize vessels and three new design newbuilding Post-Panamax vessels, of which one was delivered from the shipyard in 2013 and two were delivered from the shipyard in the first quarter of 2015.
The following table summarizes key information about the vessels owned and operated by our Common Control Entities as of May 21, 2015:
	Vessel Name	Year Built	Capacity (TEU)	Charterer	Time Charter Term	Current Daily Charter Rate	Expiration of Charter (earliest)
1	M/V George I	2006	970	Seaboard	36 months	$6,900	Jan-16
2	M/V Spyros	2005	970	Kingocean	12 months	$6,750	Jan-16
3	M/V Alexia	2006	970	Seaboard	36 months	$6,900	Oct-15
4	M/V Georgia	2005	970	MSC	6 months	$8,000	Nov-15
5	M/V Ioulia	2006	970	Seaboard	36 months	$6,900	Oct-15
6	M/V Eleni I	1996	1,608	MOL	3-5 months	$7,050	May-15
7	M/V Argos	2012	4,249	ZIM	6-9 months	$10,500	May-15
8	M/V CMA CGM Strauss (1)	2004	5,782	CMA CGM	60 months	$24,800	Mar-17
9	M/V CMA CGM Verdi (1)	2004	5,782	CMA CGM	60 months	$24,800	Mar-17
10	M/V UASC Bubiyan	2015	6,877	UASC	38-40 months	$26,000	Mar-18
11	M/V UASC Yas	2015	6,877	UASC	38-40 months	$26,000	Feb-18
12	M/V Safmarine Boland (2)	2013	6,927	A.P. Moller	36-40 months	$35,300	Feb-16
13	Hull No. NCP 0123(3)	2015	9,085	UASC	45-48 months	$40,000	Mar-18
14	Hull No. NCP 0124(3)	2015	9,085	COSCO	60 months	$39,200	Jul-20
15	Hull No. NCP 0125(3)	2015	9,085	COSCO	60 months	$39,200	Aug-20
__________________

(1)	Charterer has the option to extend the duration of the charter after its expiry for an additional 12 months at the market rate plus $500 per day. In addition, the vessel-owner has the option to extend the duration of the charter for the same period at the market rate (based on the average market rate valuation of two brokers, each selected by a party) plus $200 per day if the charterer has not exercised its option.
(2)	Charterer has the option to extend the duration of the charter for an additional 12 months at a daily rate $49,250, upon notice to us 30 months after delivery of each vessel.
(3)	Vessel under construction.

We will also have a right of first refusal to acquire any containership after any of our Common Control Entities or Mr. Giouroukos, or any entity controlled by any of them, enters into an agreement that sets forth terms upon which it would acquire such containership.
Please see "Certain Relationships and Related Party Transactions—Master Agreement—Rights of First Offer and First Refusal related to our Common Control Entities."
Customers
We will rely on the customer relationships, track record and reputation of our ConChart, our Commercial Manager and our management team to charter our vessels. We expect our customers will include international liner companies and that our fleet will be employed in time charters. A prospective charterer's financial condition, creditworthiness, and reliability track record are important factors in negotiating our vessels' employment.
The following table sets forth the percentage of total revenue we derived from our significant charterers for the periods presented.

	Percentage of Total Revenue
	For Year Ended December 31,
Customer	2014	2013	2012
OOCL	36.51%	34.59%	36.09%
A.P. Moller	34.40%	31.89%	19.57%
MSC	Under 10%	20.77%	21.61%
CMA CGM	Under 10%	Under 10%	14.01%

Employment of our Vessels
General
Our Initial Fleet is currently employed on short- to-medium term time charters ranging from 0.2 to 3 years. Our chartering strategy is to employ our Combined Fleet, and any additional vessels we may acquire, under time charters with varying durations and staggered maturities, which we believe provides us with a mix of stable cash flows and high utilization rates, while preserving the flexibility to capitalize on potentially rising charter rates.  We intend to actively monitor charter rates and vessel operating expenses, as well as the cost of laying-up vessels, in order to selectively employ vessels as market conditions may demand. Our Commercial Manager is expected to use its global network of chartering brokers and industry contacts to provide us with information on charter markets and possible employment opportunities for our vessels.
Voyage and Operating Expenses
A time charter is a contract under which a charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. Under a time charter the charterer pays substantially all of the voyage expenses, including port costs, canal charges and fuel expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating under voyage charters in the spot market during periods characterized by favorable market conditions. Prevailing time charter rates fluctuate on a seasonal and year-to-year basis reflecting changes in spot charter rates, expectations about future spot charter rates and other factors. The degree of volatility in time charter rates is lower for longer term time charters as opposed to shorter term time charters.

Under a time charter the charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, garbage fees, agency fees, but excluding charter brokerage commissions. We will be responsible for vessel operating expenses and charter brokerage commissions under time charters. The table below illustrates the payment responsibilities of the shipowner and charterer under a time charter:
Off-hire
Under a time charter, when the vessel is "off-hire," or not available for service, the charterer generally is not required to pay the charter hire rate, and we will be responsible for all costs, including the cost of fuel bunkers unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:
•	operational deficiencies;
•	dry-docking for repairs, maintenance or inspection;
•	equipment breakdowns;
•	delays due to accidents;
•	crewing strikes, labor boycotts, certain vessel detentions or similar problems; or
•	our failure to maintain the vessel in compliance with its specifications and contractual standards or to man a vessel with the required crew.
Under time charters if a vessel is delayed, detained or arrested for over a specified number of consecutive days due to engine or essential gear breakdown, strikes, labor stoppages, boycotts or blockades, or is requisitioned, or other causes affecting the vessel's schedule, other than grounding, collision or similar causes, we must charter a substitute vessel and we must pay any difference in hire cost of the charter for the duration of the substitution.  The charterer may also have the right under these circumstances to terminate the charter.

Termination and Suspension
We are generally entitled to withdraw the vessel from service to the charterers if the charterer defaults in its payment obligations, without prejudice to other claims for hire against the charterers. Under time charters if a vessel consistently fails to perform to a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount, and we are unable to rectify the situation within a reasonable period of time or otherwise reach a mutually acceptable settlement, the charterer has the right to terminate the time charter with respect to that vessel. Under most time charters, either party may also terminate the charter in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel.
Competition
We will operate in markets that are highly competitive and that are based primarily on supply and demand.  We will compete for charters on the basis of price, vessel location, the size, age, condition and acceptability of the vessel, as well as on our reputation and that of our Managers. We expect to compete with other owners of containerships, some of whom may also charter our vessels as customers. Ownership of containerships is highly fragmented and is divided among over 600 independent containership owners.
It is likely that we will face substantial competition for charter business from a number of experienced companies. Many of these competitors may have significantly greater financial resources than we do.
Crewing and Employees
Our Technical Manager is committed to providing healthy and safe working conditions, as evidenced by our Manager's seagoing personnel retention rate of over 86% during its last two fiscal years. We currently crew our vessels primarily with officers and seamen from Philippines, China and Myanmar. We believe that a homogeneous crew with a high degree of education and training that shares a common language has a number of advantages.
As is common practice in the shipping industry, our Technical Manager is responsible for identifying, screening and recruiting directly or through a crewing agent, the officers and all other crew members for our vessels who are employed by our vessel owning subsidiaries. The following table presents the average number of shore-based personnel employed by our Technical Manager, on our behalf, and the average number of seagoing personnel employed by our vessel-owning subsidiaries, for the period from commencement of operations through December 31, 2014.

Shore-based personnel employed by our Technical Manager	75
Seagoing personnel employed by our vessel-owning subsidiaries	394
Total	469

Our Technical Manager, Technomar, has an agency agreement with its affiliate Technomar Crew Management Corporation, or Technomar Crew Management. Technomar Crew Management was established by Technomar and Euroseas Ltd. so as to provide both companies with crew services at no additional cost. Technomar Crew Management, on behalf of each shipowning company, will employ crew to serve the ships, and will arrange that crew members meet the applicable requirements and formalities, such as being physically and mentally fit for the services for which contracted, and that each employment agreement is in compliance with Maritime Labor Convention, or MLC.
Our seagoing personnel are subject to the minimum wage and standards provisions of the International Transport Workers Federation, an international alliance of transportation industry trade unions representing approximately five million workers worldwide, that sets basic employment standards.
Our Technical Manager has in place a stringent selection process for our officers and crew members, including interviews, tests and evaluations. All of our senior officers and crew have all licenses and qualifications required by international regulations and applicable shipping conventions.
In-House Inspections
Our Technical Manager will carry out ship audits and inspections of the ships on a regular basis both at sea and while the vessels are in port. The results of these inspections, which will be conducted both in port and underway, will result in reports containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, our Technical Manager will create and implement a program of continual maintenance for our vessels and their systems.

Inspection by Classification Societies
Every oceangoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in-class," signifying that the vessel has been built and maintained in accordance with the rules of International Association of Classification Standards (IACS) and complies, as appointed, with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.
The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.
For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:
Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.
Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.
Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.
All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.
Vessels have their underwater parts inspected every 30 to 36 months. Depending on the vessel's classification status and constructed notation and other factors, this inspection can often be done afloat with minimal disruption to the vessel's commercial deployment. However, vessels are required to be drydocked, meaning physically removed from the water, for inspection and related repairs at least once every five years from delivery. If any defects are found, the classification surveyor will issue a condition of class or recommendation that must be rectified by the ship owner within prescribed time limits.
Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in-class" by American Bureau of Shipping and Lloyds Register. A harmonization of Commonized Structural rules that align with the IMO goals standard that go into force in 2016, was released for industry review and is expected to be adopted in winter 2013. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.
In addition to the classification inspections, many of our customers will regularly inspect our vessels as a precondition to chartering them for voyages. We believe that our well-maintained vessels will provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

Properties
We will own no properties other than our vessels.
Upon our taking delivery of the vessels in our Initial Fleet, we will enter into an agreement with our Technical Manager pursuant to which our Technical Manager will provide us with office space and secretarial services at its offices in Athens, Greece.  In exchange for these services, personnel and office space described above we will pay our Technical Manager a monthly fee of €          .  The agreement is expected to have a term of           years, with an expiration in          .  We believe that the rental fees for office space under the agreement are no greater than they would have been with a third party on an arm's length basis.
Legal Proceedings
We have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity.  From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims.  We expect that these claims would be covered by insurance, subject to customary deductibles.  Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.
Environmental and Other Regulation
Government laws and regulations significantly will affect the ownership and operation of our vessels. We will be subject to various international conventions, laws and regulations in force in the countries in which we expect our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modification and implementation costs.
A variety of government, quasi-governmental and private organizations will subject our vessels to both scheduled and unscheduled inspections. These organizations include the local port authorities, national authorities, harbor masters or equivalent entities, classification societies, relevant flag state (country of registry) and charterers, particularly terminal operators. Some of these entities will require us to obtain permits, licenses, certificates and approvals for the operation of our vessels. Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.
We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution, release of hazardous substances, loss of life, or otherwise causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation, regulation, or other requirements that could negatively affect our profitability.
International Maritime Organization
The IMO is the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships of 1973, or the MARPOL Convention. The MARPOL Convention is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air emissions.

Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls of sulfur emissions known as "Emission Control Areas" ("ECAs") (see below).
The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur. By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.
Sulfur content standards are even stricter within certain ECAs. As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea, the North Sea, certain coastal areas of North America, and the United States Caribbean Sea are designated ECAs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we expect to operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships in part to address greenhouse gas emissions. All new ships and major conversions of existing ships must adhere to the Energy Efficiency Design Index (EEDI), and all ships must have Ship Energy Efficiency Management Plans (SEEMPs).
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
Safety Management System Requirements
The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. The Convention on Limitation for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.
Our operations are also subject to environmental standards and requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under Chapter IX of SOLAS. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We will rely upon the safety management system that has been developed for our vessels for compliance with the ISM Code.
The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We will obtain documents of compliance for its offices and safety management certificates for all of our vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates will be renewed as required.
Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

Pollution Control and Liability Requirements
IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions.
The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.
The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
U.S. Regulations
The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define "owner and operator" "in the case of a vessel, as any person owning, operating or chartering by demise, the vessel." Accordingly, both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:
•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
•	injury to, or economic losses resulting from, the destruction of real and personal property;
•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
•	loss of subsistence use of natural resources that are injured, destroyed or lost;
•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.
Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,000 per gross ton or $854,400 per non-tank (e.g., containership) vessel that is over 3,000 gross tons (subject to periodic adjustment for inflation). On August 19, 2014, the U.S. Coast Guard proposed that these limits be increased to the greater of $1,100 per gross ton or $924,500, however, this change is not yet in effect. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing such injuries and damages. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo or residue and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.
OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We will provide such evidence and obtain certificates of financial responsibility from the U.S. Coast Guard for each of our vessels that is required to have one.
OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws.
Through our P&I Club membership, we expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.
The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.
The EPA and U.S. Coast Guard, or USCG, have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.
The EPA requires that any ballast water or other discharges incidental to the normal operation of certain vessels within United States waters be authorized under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. On March 28, 2013 the EPA revised and re-issued the VGP for another five years, effective December 19, 2013. The 2013 VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, includes more stringent requirements for exhaust gas scrubbers and requires the use of environmentally acceptable lubricants.
USCG regulations adopted under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices on all vessels equipped with ballast water tanks entering U.S. waters. The USCG must approve any ballast water management technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet its standards.

As of January 1, 2014, vessels were subject to the new EPA and USCG standards, despite the lack of approved ballast water management systems. The USCG has provided waivers to vessels which cannot install the as-yet unapproved technology.  The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement policy that allowed the agency to consider why vessels do not have the requisite technology installed when taking actions to compel compliance with the 2013 VGP, but on April 9, 2014 the U.S. Court of Appeals for the Second Circuit stayed EPA's ballast water treatment requirements as they applied to the Canadian Shipowners Association pending resolution of challenges to the VGP.
Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.
Greenhouse Gas Regulation
Currently, emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference with the hope that a new climate change treaty would be adopted by 2015 and enter into force by 2020. There is pressure to include emissions from shipping in any new treaty.
Other international or multinational bodies or individual countries may adopt climate change initiatives. For example, the MEPC of IMO adopted two new sets of standards to address greenhouse gas emissions from ships. As of January 1, 2013, currently operating ships are required to develop Ship Energy Efficiency Management Plans, and new ships must adhere to minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index. These requirements could cause us to incur additional compliance costs. The IMO is also considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships, but it is difficult to predict the likelihood that such mechanisms will be adopted.
In June 2013 the European Commission developed a strategy to integrate maritime emissions into the overall European Union Strategy to reduced greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report, and verify their carbon dioxide emissions beginning in January 2018. In November 2014, negotiators from the European Parliament and the European Union Council provisionally adopted rules to implement monitoring and reporting of carbon dioxide emissions from ships. The European Parliament and Council of Ministers are expected to formally endorse the regulations in April 2015. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to restrict such emissions from certain large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we expect to operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time. Even in the absence of climate change legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.
International Labour Organization
The International Labour Organization, or the ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or the MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. The MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations
Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.
Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the  ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or the IMDG Code.
To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:
•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;
•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
•	the development of vessel security plans;
•	ship identification number to be permanently marked on a vessel's hull;
•	a continuous synopsis record kept onboard showing a vessel's history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and
•	compliance with flag state security certification requirements.
Ships operating without a valid certificate, may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.
The USCG regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels provided that such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we expect our fleet will be in compliance with applicable security requirements.
Risk of Loss and Liability Insurance
General
The operation of any containership includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities, labor strikes and acts of God. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and vessels in international trade. OPA, which in certain circumstances imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for vessel-owners and operators trading in the United States market.
We maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, and freight, demurrage and defense cover for our fleet in amounts that we believe to be prudent to cover normal risks in our operations. However, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. In addition, while we believe that the insurance coverage that we plan to obtain will be adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery and War Risks Insurance
We will obtain hull and machinery insurance on all our vessels to insure against marine and war risks, which include the risks of damage to our vessels, salvage and towing costs, claims arising from collisions with other vessels or from contact with jetties or wharves and also insures against actual or constructive total loss of any of our vessels. Each of our vessels will be covered up to at least fair market value with deductibles of $100,000 to $150,000 per vessel per incident. We will also arrange additional total loss coverage for each containership. This coverage, which is called hull interest and freight interest coverage, will provide us additional coverage in the event of the total loss or the constructive total loss of a vessel.
Protection and Indemnity Insurance
Protection and indemnity insurance, which will cover our third-party legal liabilities in connection with our shipping activities, will be provided by a mutual protection and indemnity association, or P&I club. This includes third-party liability and other expenses related to the injury or death of crew members, passengers and other third-party persons, loss or damage to cargo, and other damage to other third-party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. We expect our protection and indemnity insurance coverage to be unlimited, except for pollution, which will be limited to $1 billion per vessel per incident.

MANAGEMENT
Directors and Executive Officers
Our Board of Directors and executive officers will oversee and supervise our operations. Our Board of Directors will be elected annually on a staggered basis, and each director will hold office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The initial term of office of each director will be as follows: our Class I directors will serve for a term expiring at the 2016 annual meeting of shareholders, our Class II directors will serve for a term expiring at the 2017 annual meeting of shareholders, and our Class III directors will serve for a term expiring at the 2018 annual meeting of shareholders.  Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.
The following provides information about each of our directors, director nominees and executive management. The business address for each director and executive officer is the address of our principal executive office which is located at 3-5 Menandrou Street, 14561, Kifissia, Athens, Greece.

Name	Age	Position
George Giouroukos		Chief Executive Officer and Class I Director
Chief Financial Officer
Class I Director *
Class I Director *
Class II Director *
Class II Director
Class III Director

_________
*	, , and have each agreed to serve on our Board of Directors effective immediately after the effectiveness of the registration statement of which this prospectus forms a part.
Biographical information with respect to each of our directors and executive officers is set forth below.
George Giouroukos. Mr. George Giouroukos has served as our Chief Executive Officer since our inception in September 2014. Mr. Giouroukos has more than 21 years of experience in the shipping industry. In 1994 and 2010, he founded Technomar and ConChart, our technical and commercial managers, respectively, with the goal of taking advantage of various opportunities within the shipping sector, globally. Mr. Giouroukos has structured and successfully led 155 secondhand and newbuilding vessels transactions and has built excellent long term relationships with top liner companies. Mr. Giouroukos holds a bachelor degree in mechanical engineering from University College of London University and a master's degree in engineering from Brunel University (UK). Mr. Giouroukos also serves as director and the chief executive officer of Black Pearl, one of our Common Control Entities, and Dynamic Bulk LLC, and as director, president and legal representative of Technomar Shipping Inc. In addition, he serves as the Chairman of the Hellenic Advisory Committee of International classification society, RINA.
Conflicts of Interest
Our Chief Executive Officer, Mr. George Giouroukos, will allocate his time between managing our business and affairs and the business and affairs of other businesses he is involved in. Initially, we expect that Mr. Giouroukos will devote substantially all of his business time to the management of our business as our Chief Executive Officer. The amount of time Mr. Giouroukos will allocate among our business and the other businesses he is involved in could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. While there will be no formal requirements or guidelines for the allocation of time that Mr. Giouroukos spends between our business and the other businesses he is involved in, the performance of his duties will be subject to the ongoing oversight of our Board of Directors.
In addition, our officers and individuals providing services to us and our current or future subsidiaries may face a conflict regarding the allocation of their time between our business and the business interests of other businesses they are involved in. We intend to seek to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct thereof. Certain of our directors and executive officers also serve as executive officers or directors of other businesses, and therefore, these individuals may encounter situations in which their obligations the other businesses and us are in conflict. We believe the principal situations in which these conflicts may occur are in the allocation of business opportunities to the other businesses and us, such as with respect to the allocation and hiring of employees, the acquisition of other businesses or the entry into joint ventures.

Board of Directors and Committees
As of the pricing of the offering, our Board of Directors will consist of the directors named above. In keeping with the corporate governance rules of the NYSE, from which we have derived our definition for determining whether a director is independent, a majority of our Board of Directors will be independent members constituting a majority of the board upon the listing of our common shares on the NYSE. Under the corporate governance rules of the NYSE, a director will not be considered independent unless the Board of Directors affirmatively determines that the director has no material relationship with us. In making this determination, our Board of Directors will broadly consider all facts and circumstances the Board of Directors deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation.
We will establish an audit committee, a compensation committee, a nominating and corporate governance committee and a conflicts committee, each comprised of independent directors.  In the case of our conflicts committee, it will also be a requirement that no member of the conflicts committee may participate in the evaluation or approval of any transaction in which such director, or a member of his family or his employer, has a substantial financial interest.
Our audit committee will consist of at least three independent directors. The audit committee will, among other things, review our external financial reporting, engage our external auditors and oversee our internal audit activities and procedures and the adequacy of our internal accounting controls. The initial members of our audit committee will be           ,            , and           .
Our compensation committee will be responsible for establishing directors and senior executive officers' compensation and benefits, reviewing and making recommendations to the Board of Directors regarding our compensation policies, and overseeing our Equity Incentive Plan described below. The initial members of our compensation committee will be           ,            , and           .
Our nominating and corporate governance committee will be responsible for recommending to the Board of Directors nominees for director and directors for appointment to committees of the Board of Directors and advising the Board of Directors with regard to corporate governance practices and recommending director compensation. Shareholders may also nominate directors in accordance with procedures set forth in our bylaws. The initial members of our nominating and corporate governance committee will be           ,            , and           .
Our conflicts committee will be comprised of at least three independent members of our Board of Directors. The conflicts committee will be available at the board's discretion to review specific matters that the board believes may involve conflicts of interest, which will include any vessel acquisitions from affiliates of the Company. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of us. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us and our shareholders, approved by all of our directors, and not a breach by our directors of any duties any of them may owe us or our shareholders. The initial members of our conflicts committee will be           ,            , and           .
Executive Compensation
We have not paid any compensation to our executive officers or accrued any obligations with respect to management incentive or retirement benefits prior to this offering.
At or prior to the completion of this offering, we plan to enter into employment agreements with George Giouroukos, our Chief Executive Officer, and with certain other officers who will provide executive management services to us. We expect that aggregate annual compensation to members of our executive management will be approximately $          , excluding management share compensation.
Compensation of Directors
Our Chief Executive Officer who also serves as our director will not receive additional compensation for his service as director. We anticipate that each non-management director will receive compensation for attending meetings of our Board of Directors, as well as committee meetings. Each of our non-employee directors will receive annual cash compensation in the aggregate amount of  $            annually, plus an additional fee of $            for each committee on which a director serves plus an additional fee of        for each committee for which a director serves as Chairman, per year, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law. Our officers and directors will be eligible to receive awards under our equity incentive plan which is described below under "—Equity Incentive Plan." We do not have a retirement plan for our officers or directors.

Equity Incentive Plan
At or prior to the closing of this offering, we intend to adopt an equity incentive plan, which we refer to as the Plan, under which our directors, officers, employees, consultants and service providers and our subsidiaries and affiliates will be eligible to receive incentive common shares options and non-qualified common shares options, common shares appreciation rights, restricted common shares and unrestricted common shares. We will reserve a total of          common shares for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan, and it is not expected that any additional common shares will be reserved for issuance under the Plan prior to the         anniversary of the closing of this offering. We expect to issue a total of          restricted common shares under the Plan to our executive officers following the completion of this offering which will vest in         equal installments on the each anniversary of the grant date. We also expect to issue          restricted common shares to our independent directors.
Under the terms of the Plan, common shares options and common shares appreciation rights granted under the Plan will have an exercise price equal to the fair market value of our common shares on the date of grant, unless otherwise determined by the Plan administrator, but in no event will the exercise price be less than the fair market value of our common shares on the date of grant. Options and common shares appreciation rights will be exercisable at times and under conditions as determined by the Plan administrator, but in no event will they be exercisable later than 10 years from the date of grant.
The Plan administrator may grant restricted common shares and awards of restricted common shares subject to vesting, forfeiture and other terms and conditions as determined by the Plan administrator. Following the vesting of a restricted common shares, the award recipient will be paid an amount equal to the number of vested restricted shares multiplied by the fair market value of our common shares on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the Plan administrator. The Plan administrator may grant dividend equivalents with respect to grants of restricted common shares.
Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a "change in control" (as defined in the plan), unless otherwise provided by the Plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.
Our Board of Directors may amend or terminate the Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of Plan amendments will be required under certain circumstances. Unless terminated earlier by our Board of Directors, the Plan will expire ten years from the date the Plan is adopted.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Technical Management Agreements
Our vessels are technically managed by Technomar, a related party of ours, pursuant to a technical management agreement with each of our vessel-owning subsidiaries. Technomar commenced operations in 1994, and has provided technical management services to the vessels in our Initial Fleet since 2010. Technomar currently manages 53 vessels (including the 18 vessels in our Initial Fleet and 15 vessels owned by our Common Control Entities) consisting of 42 containerships and 11 dry bulk carriers. Our Chief Executive Officer, George Giouroukos, is the majority beneficial owner of Technomar. Technical management services include arranging for and managing crews, vessel maintenance, provision of supplies, spares, victuals and lubricating oils, dry-docking, repairs, insurance, maintaining regulatory and classification society compliance, and providing technical support.  Technomar is also responsible for preparing annual budgets including any drydocking and special surveys and statements comparing budgeted and actual income and expenditures for each vessel at intervals mutually agreed.  Technomar is committed to providing healthy and safe working conditions, maintaining a management system for safe and environmentally friendly operating practices, complying with applicable laws and regulations and conducting its business within prevailing ship management ethics. Technomar is responsible for arranging for superintendent visits when necessary to evaluate each vessel's physical condition. Technomar may appoint sub-managers at any time during the term of the agreements to perform these services, subject to our written approval, except for sub-contracts with manning agents, which does not require our approval.
Upon our taking delivery of the vessels in our Initial Fleet, we will enter into new technical management agreements with Technomar, pursuant to which we will pay Technomar a fixed daily fee of $700 per day, per vessel based on a EURO to USD rate of €1.00 to $1.05 (subject to annual review and adjustment) to provide vessel management services to us, pro rated for the number of calendar days that we own each vessel and payable on a monthly basis in advance, and we will also be responsible for all vessel operating expenses. Fees and commissions payable to Technomar under the new technical management agreements are similar to the fees charged by Technomar to third parties. The fixed daily fee will be decreased if the vessel is laid up. For the years ended December 31, 2014, 2013, and 2012, we paid Technomar aggregate technical management fees in the amount of $5.7 million, $5.3 million and $4.6 million, respectively.
Each year, Technomar will prepare and submit to us a detailed draft budget for the next twelve month period. Once approved by us, this draft budget will become the approved budget. We will also advance, on a monthly basis, all technical vessel operating expenses with respect to each vessel in our fleet to enable Technomar to arrange for the payment of such expenses on our behalf. To the extent the amounts advanced are greater or less than the actual vessel operating expenses of our fleet for a quarter, then these amounts will be a credit or debit against future vessel operating expenses.
The liability of our technical manager to us is limited to instances of gross negligence or willful default on their part. Further, we will indemnify Technomar for liabilities incurred by it arising out of or in connection with its performance of the technical management agreements, and against and in respect of all costs, loss, damages and expenses which Technomar may suffer, except in instances of gross negligence or willful default on its part.
Term of and Termination Rights under our Technical Management Agreements
Subject to the termination rights described below, the initial term of each of our technical management agreements is from the date of delivery of the applicable vessel until such vessel is sold or there is a change of control of either the applicable vessel-owning subsidiary or Technomar.  In addition, each of our technical management agreements shall be deemed terminated if, among other things, the applicable vessel suffers a total loss or is declared a constructive, compromised, or arranged total loss, or has been requisitioned or declared missing.
Technomar's termination rights
Technomar may terminate each technical management agreement prior to the end of its term if we fail to meet our obligations under the applicable agreement, provided that we have not remedied such failure, to the reasonable satisfaction of Technomar, within 20 days of receiving written notice of such failure from Technomar.
In addition, pursuant to each technical management agreement, Technomar may also terminate a technical management agreement with immediate effect (i) if any monies payable by us shall not have been received by Technomar within 20 days of our receipt of written request for such payment, (ii) if the applicable vessel is repossessed by the mortgagee(s), (iii) if we employ the applicable vessel in the carriage of contraband, blockade running, or in an unlawful trade, or on a voyage, unless caused by the act of our commercial manager, which in the reasonable opinion of Technomar is unduly hazardous or improper, and continues without remedy within a reasonable time to the satisfaction of Technomar, by written notice to us; or (iv) upon a transaction or series of transactions involving a "Change in Majority Interests" as such term is defined therein.

Our termination rights
We may terminate a technical management agreement prior to the end of its term for "cause", provided that Technomar has not remedied such "cause" for termination within 20 days of receiving written notice from us. As provided in our technical management agreements, "cause" includes, among other things:
•	Technomar's gross negligence in its performance of services, willful misconduct, bad faith or fraud, that is reasonably likely to cause a material adverse effect on the applicable vessel-owning subsidiary;
•	Technomar's material violation of any U.S. federal law regulating securities or the vessel-owning subsidiary's business, without having relied on the legal advice of our legal counsel to perform or omit to perform the act resulting in such violation, or Technomar is the subject of any final order, judicial or administrative, obtained or issued by the SEC, for any securities violation involving fraud that is reasonably likely to cause a material adverse effect on the applicable vessel-owning subsidiary;
•	if at any time, Mr. Giouroukos ceases to own directly or indirectly at least 1.0% of the equity interest of us;
•	if Mr. Giouroukos voluntarily resigns from his position as our Chief Executive Officer; or
•	if there is a wilful material breach of Technomar's obligations under the applicable technical management agreement that is reasonably likely to cause a material adverse effect on the applicable vessel-owning subsidiary.
Administrative services
Technomar may also provide administrative services, at the direction of our Chief Executive Officer and Chief Financial Officer, including administration of payroll services, assistance with the maintenance of our corporate books and preparation of our tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services, assistance in complying with U.S. and other relevant securities laws, human resources (including provision of our executive officers and directors of our Subsidiaries), cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services, assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all of our accounts including making deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), arranging general insurance and director and officer liability insurance (at our expense), providing all administrative services required for any subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business.
In addition, Technomar may also provide us with office space at its offices in Athens, Greece. In exchange for these services, personnel and office space described above we will pay Technomar an additional monthly fee of €          .  The agreement will expire in          .  We believe that the rental fees for office space under the agreement are no greater than they would have been with a third party on an arm's length basis.
Commercial Management Agreement
Our vessels are commercially managed by ConChart, which is owned by our Chief Executive Officer, pursuant to a commercial management agreement with us. ConChart commenced operations in 2010 and focuses on the management of containerships. ConChart currently manages 36 containerships (including the 18 vessels in our Initial Fleet and 15 vessels owned by our Common Control Entities).  Our Chief Executive Officer, George Giouroukos, is the sole beneficial owner of ConChart. Commercial management services include chartering of our vessels, administration and related functions, including seeking and negotiating employment for vessels, billing and collecting revenues, and vessels' sale and purchase services. If ConChart, or any entity controlled by or under common control with ConChart, acquires knowledge of a potential Time Charter Opportunity, then ConChart, or any entity controlled by or under common control with ConChart, would be obliged to offer such Time Charter Opportunity to us and, for a period of up to two business days, we shall have the right to elect to pursue such Time Charter Opportunity for ourselves or allow ConChart to direct such Time Charter Opportunity to itself or another person or entity. Upon our taking delivery of the vessels in our Initial Fleet, we will enter into a new commercial management agreement with ConChart, pursuant to which we will pay ConChart a commission of 1.25% on charter hire and freight revenue earned for chartering and post fixture services provided. For the years ended December 31, 2014, 2013 and 2012, we paid ConChart aggregate commercial management fees in the amount of $1.4 million, $1.5 million and $1.5 million, respectively.

Fees and commissions payable to ConChart under the new commercial management agreement are expected to be similar to the fees charged by ConChart to third parties. The liability of our commercial manager to us is limited to instances of gross negligence or willful default on their part. Further, we will indemnify ConChart for liabilities incurred by them arising out of or in connection with its performance of the commercial management agreement, and against and in respect of all costs, loss, damages and expenses which ConChart may suffer, except in instances of gross negligence or willful default on its part.
Term of and Termination Rights under our Commercial Management Agreement
Subject to the termination rights described below, the initial term of the commercial management agreement will be from the date of delivery of the applicable vessel until such vessel is sold or there is a change of control of either the applicable vessel-owning subsidiary or ConChart. In addition, the commercial management agreement with respect to any particular vessel shall be terminated if, among other things, the applicable vessel suffers a total loss or is declared a constructive, compromised or arranged total loss, or has been requisitioned or declared missing.
ConChart's termination rights
ConChart may terminate the commercial management agreement prior to the end of its terms if we fail to meet our obligations under the agreement, provided that we have not remedied such failure, to the reasonable satisfaction of ConChart, within 20 days after receiving written notice of such failure from ConChart.
In addition, ConChart may also terminate the commercial management agreement with respect to any particular vessel with immediate effect (i) if any monies payable by us with respect to such vessel shall not have been received by ConChart within 20 days of our receipt of written request for such payment, (ii) if the applicable vessel is repossessed by the mortgagee(s), or (iii) upon a transaction or series of transactions involving a "Change in Majority Interests" as such term is defined therein.
Our termination rights
We may terminate the commercial management agreement prior to the end of its term for "cause", provided that ConChart has not remedied such "cause" for termination within 20 days of receiving written notice from us.  As provided in our commercial management agreement, "cause" includes, among other things:
•	ConChart's gross negligence in its performance the services, willful misconduct, bad faith, or fraud, that is reasonably likely to cause a material adverse effect on us;
•	ConChart's material violation of any U.S. federal law regulating securities or our business without having relied on the legal advice of our attorneys to perform or omit to perform the act resulting in such violation or ConChart is the subject of any final order, judicial or administrative, obtained or issued by the SEC, for any securities violation involving fraud that is reasonably likely to cause a material adverse effect on us;
•	if at any time, Mr. Giouroukos ceases to own directly or indirectly at least 1.0% of the equity interest of us;
•	if Mr. Giouroukos voluntarily resigns from his position as our Chief Executive Officer; or
•	if there is a wilful material breach of ConChart's obligations under our commercial management agreement that is reasonably likely to cause a material adverse effect on us.
Non-Monetary Exchange of Vessels
On February 26, 2015, we acquired the M/V Mamitsa, a 1996-built containership with carrying capacity of 2,682 TEU, in exchange for M/V Pisti, a 1996-built sister ship of the M/V Mamitsa, with aggregate carrying capacity of 2,890 TEU, following re-delivery of the vessel from its charterer, pursuant to a non-monetary exchange with a company controlled by Mr. Giouroukos, our Chief Executive Officer. We assessed the future cash flows as a result of the exchange and concluded that this transaction lacks commercial substance and, accordingly the M/V Mamitsa will be recorded at the carrying value of M/V Pisti as of February 26, 2015.
Loan Agreements with ABN AMRO
Maas Capital Investments B.V., the private equity affiliate of ABN-AMRO Bank N.V. and one of our shareholders, is an affiliate of ABN-AMRO, one of our lenders.  We have the following loan agreements with ABN AMRO. The total amount of interest expense incurred during the years ended December 31, 2014, 2013, and 2012 was $4.0 million, $4.4 million, and $4.2 million, respectively, of which the accrued interest as of December 31, 2014 and 2013 was $0.5 million and $0.6 million, respectively.

$31.5 Million ABN AMRO Credit Facility
On February 10, 2011, we entered into a $31.5 million loan facility with ABN AMRO Bank to partially finance the acquisition of M/V CMA CGM Orca. This facility bears interest at LIBOR plus a margin of 3.00% per annum. As of December 31, 2014 and 2013, the outstanding balances on this facility were $21.1 million and $23.3 million, respectively.
$91.4 Million ABN AMRO Credit Facility
On November 29, 2011, we entered into a $91.4 million credit facility with ABN AMRO Bank to finance the acquisition of four vessels, M/V Japan, M/V OOCL Britain, M/V Singapore and M/V OOCL Netherlands. This facility bears interest at LIBOR plus a margin of 3.35% per annum.  As of December 31, 2014 and  2013, the outstanding balances on this facility were $32.5 million and $52.1 million, respectively.
$52.5 Million ABN AMRO Credit Facility
On April 25, 2013, we entered into a $52.5 million loan facility with ABN-AMRO Bank to partially finance the acquisition of M/V Katherine. This facility bears interest at LIBOR plus a margin of 3.25% per annum. As of December 31, 2014 and 2013, the outstanding balances of this facility were $45.9 million and $50.3 million, respectively.
$62.5 Million ABN AMRO Credit Facility
On December 17, 2014, we entered into a $62.5 million loan facility with ABN-AMRO Bank to partially finance the acquisition of M/V Tasman and four vessels that the Company has the option to acquire. This facility bears interest at LIBOR plus a margin of 4.0% per annum. As of December 31, 2014, the outstanding balances of this facility was $12.5 million.
Consulting and Advisory Services
On April 5, 2010, we entered into an agreement with Management Investor Co., KIA VIII (Newco Marine) Ltd., KEP VI (Newco Marine) Ltd. and Maas Capital Investments B.V. to provide consulting and advisory services in connection with vessels purchased by us.
In addition, we entered into an agreement with Management Investor Co., Kelso & Company, L.P. and Maas Capital Investments B.V. to provide consulting and advisory services to us for an annual fee of $1.25 million.  The agreement is effective as of December 31, 2014. Such services include (i) assisting in the raising of additional debt and equity capital, (ii) assisting us in our long-term strategic planning, and (iii) providing such other consulting and advisory services as we may reasonably request. For the period from January 1, 2014 through December 31, 2014, the annual advisory fee payable was $1.25 million. In addition, we paid a pro-rated amount of $0.63 million of the annual recurring advisory fee for the period from January 1, 2015 through July 30, 2015.
Both agreements will be terminated upon completion of this offering. For additional information, please see the combined financial statements and the related notes thereto included herein.
Master Agreement
At or prior to the closing of this offering, we will enter into a Master Agreement with Mr. George Giouroukos, our Chief Executive Officer, and our Common Control Entities, reflecting, among others, the provisions described below.
Non-Competition
For so long as Mr. Giouroukos is a director or executive officer of us, Mr. Giouroukos and any entity which he controls will agree not to acquire, own or operate containerships acquired after the closing date of this offering.  However, under certain exceptions, Mr. Giouroukos, and any entity which he controls, may compete with us, which could affect our business. Specifically, Mr. Giouroukos, and any entity which he controls, will not be prevented from:
(1)	acquiring, owning, operating or chartering vessels other than containerships;
(2)	acquiring or owning one or more containerships if we decide not to exercise our right of first refusal to acquire such containership, in accordance with the terms of the Master Agreement described below under "Right of First Refusal";
(3)	acquiring or owning one or more containerships as part of the acquisition of a controlling interest in a business or package of assets that owns, operates or charters such containerships; provided, however, that it must offer to sell such containership(s) to us at their fair market value plus any additional tax or other similar costs that Mr. Giouroukos, and any entity which he controls, incurs in connection with the acquisition and the transfer of such containership to us separate from the acquired business;

(4)	acquiring a non-controlling interest in any company, business or pool of assets that owns, operates or charters containerships;
(5)	providing vessel management services relating to containerships, or other vessel types; and
(6)	owning or operating any containership that Mr. Giouroukos, and any entity which he controls, owned and operated as of the closing date of this offering.
Further to the above, notwithstanding this agreement, Mr. Giouroukos, and any entity which he controls, may claim business opportunities that would benefit us, and this could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
Right of First Refusal
Mr. Giouroukos, and any entity he controls, will also agree to grant us a right of first refusal to acquire any containership, after Mr. Giouroukos, or an entity controlled by him, enters into an agreement that sets forth terms upon which he or it would acquire such containership. Mr. Giouroukos, or such entity controlled by him, shall notify our conflicts committee of any agreement that he, or his controlled entity, has entered into to purchase a containership and will provide our conflicts committee a period of 7 calendar days in respect of a single vessel transaction, or a period of 14 calendar days in respect of a multi-vessel transaction, from the date that he delivers such notice to our conflicts committee of said opportunity, within which to decide whether or not to accept the opportunity and nominate a subsidiary of ours to become the purchaser of such containership, before Mr. Giouroukos, or any entity he controls, will accept the opportunity or offer it to any of his other affiliates or entities controlled by him. The opportunity offered to us will be on no less favorable terms than those offered to Mr. Giouroukos, or entity controlled by him. A conflicts committee of our independent directors will require a simple majority vote to accept or reject this offer.
Right of First Offer on Containerships
Mr. Giouroukos will also agree to grant a right of first offer to us for any containership he, or any entity controlled by him, owns, upon any proposed sale, transfer, or other disposition.  These rights of first offer will not apply to with respect to a sale, transfer or other disposition of assets between or among any of the subsidiaries (other than us) of the entities controlled by Mr. Giouroukos.
Prior to entering into any transaction regarding any containership's disposition with a non-affiliated third party, Mr. Giouroukos, or such entity controlled by him, will deliver a written notice to us setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we (through the conflicts committee) and Mr. Giouroukos, or such entity controlled by him, will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, Mr. Giouroukos, or such entity controlled by him, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-contract the containership to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable than those offered pursuant to the written notice.
Upon a change of control of us, these rights of first offer will terminate immediately.
Rights of First Offer and First Refusal related to our Common Control Entities
We will receive the rights of first offer to purchase, in the event of any proposed sale, ownership interests in each of Odyssia, Triton, and the vessel-owning subsidiaries of Black Pearl, our Common Control Entities. These rights of first offer will not apply with respect to (a) a sale, transfer or other disposition of assets between or among any of Odyssia, Black Pearl, Triton and their subsidiaries, or pursuant to the terms of any contract or other agreement with a contractual counterparty existing at the time of the closing of this offering or (b) a merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party existing at the time of the closing of this offering.
Prior to entering into any transaction regarding any disposition of or issuance of ownership interests in Odyssia, Black Pearl or Triton with a non-affiliated third party, the Board of Directors of Odyssia, Triton, or the vessel-owning subsidiaries of Black Pearl, as applicable, will deliver a written notice to us setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we (through the conflicts committee) and the Common Control Entities, will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, the Common Control Entities, will within the next 180 calendar days be able to sell, transfer, dispose such ownership interests in Odyssia, Triton or certain vessel-owning subsidiaries of Black Pearl, as applicable, to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable than those offered pursuant to the written notice.

Our Common Control Entities have also agreed that, in the event of any proposed sale of any containership they own, we will have a right of first offer to purchase such containership. These rights of first offer will not apply with respect to (a) a sale, transfer or other disposition of assets between or among any of the subsidiaries of our Common Control Entities, or (b) pursuant to the terms of any contract or other agreement with a contractual counterparty existing at the time of the closing of this offering. Prior to entering into any transaction regarding the sale of a containership to a non-affiliated third party, our Common Control Entities, will deliver a written notice to us setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we (through the conflicts committee) and our Common Control Entities will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, our Common Control Entities will be able within the next 180 calendar days to sell, transfer, dispose the containership to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no more favorable to purchaser than those offered pursuant to the written notice.
We will also have a right of first refusal to acquire any containership after our any of our Common Control Entities, or Mr. Giouroukos, or any entity controlled by any of them, enters into an agreement that sets forth terms upon which they would acquire such containership. Our Common Control Entities will notify us of any agreement that they or their affiliates have entered into to acquire  a containership and will provide us a 7 calendar day period in respect of a single vessel transaction, or a 14 calendar day period in respect of a multi-vessel transaction, from the date that they deliver such notice to us of such opportunity, within which to decide whether or not to accept the opportunity to acquire such containership, before our Common Control Entities will accept the opportunity or offer it to any of their other affiliates. The opportunity offered to us will be on no less favorable terms than those offered to our Common Control Entities and their affiliates. A conflicts committee of our independent directors will require a simple majority vote to accept or reject this offer.
Upon a change of control of us or of our Common Control Entities, these rights of first offer and right of first refusal will terminate immediately.
Chartering Opportunities
If ConChart, or any entity controlled by or under common control with ConChart, acquires knowledge of a potential opportunity to enter into a time charter with or without profit sharing for a particular containership that it believes in good faith would be suitable for our vessels, which we refer to as a "Time Charter Opportunity," then ConChart, or any entity controlled by or under common control with ConChart, would be obliged to offer such Time Charter Opportunity to us and, for a period of up to two business days, we shall have the right to elect to pursue such Time Charter Opportunity for ourselves or allow ConChart to direct such Time Charter Opportunity to itself or another person or entity.  In determining suitability of a Time Charter Opportunity, ConChart shall take into consideration certain factors, such as the availability, suitability and positioning of the relevant vessel, the potential charterer's demands for the vessel's specifications and costs.  In the event we do not elect to accept the Time Charter Opportunity, ConChart shall be free to pursue such Time Charter Opportunity or direct it to another person or entity for a period of 15 calendar days on the same terms and conditions as presented to us.
Registration Rights Agreement

We intend to enter into a registration rights agreement at or prior to the closing of this offering with PCH, our existing stockholder, pursuant to which we will grant it and certain of its transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements to which PCH is a party, to require us to register under the Securities Act shares of our common stock held by PCH. Under the registration rights agreement, PCH will have the right to request us to register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, PCH will have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Immediately after this offering, PCH will own                      shares entitled to these registration rights assuming the initial public offering price of $           (representing the mid-point of the price range shown on the cover of this prospectus).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information regarding the beneficial ownership of common shares as of March 31, 2015, and upon completion of this offering, held by beneficial owners of 5% or more of our common shares and by all of our directors and officers as a group. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.
The percentage of beneficial ownership upon consummation of this offering is based on        common shares outstanding immediately after this offering, or        assuming the underwriters' over-allotment is exercised in full, which number is calculated after giving effect to the issuance and sale of        common shares in this offering, or        shares if the underwriter's over-allotment opinion is exercised in full.
	Common Shares Beneficially Owned Prior to Offering			Common Shares to be Beneficially Owned After Offering
Name	Number	Percentage(1)		Number	Percentage(2)
Poseidon Containers Holdings LLC(3)			%			%
Directors and executive officers as a group*
______________
*  Less than 1.0% of our outstanding ordinary shares.
(1)	Calculated based on common shares outstanding.
(2)	Calculated based on common shares outstanding, which assumes the underwriters do not exercise their over-allotment option.
(3)	Assuming the exercise of the over-allotment option by the underwriters in full, Poseidon Containers Holdings LLC would own of our common shares, representing % of our common shares outstanding. The business address of Poseidon Containers Holdings LLC is 3-5 Menandrou Street, 14561 Kifissia, Greece.

DESCRIPTION OF CAPITAL STOCK
The following is a description of the material terms of our articles of incorporation and bylaws that will be in effect immediately prior to the consummation of this offering. Please see our articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.
PURPOSE
Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.
AUTHORIZED CAPITAL STOCK
Under our articles of incorporation, our authorized capital stock consists of four hundred fifty million (450,000,000) common shares, par value $0.01 per share, of which            shares are issued and outstanding, and fifty million (50,000,000) preferred shares, par value $0.01 per share, of which no shares are issued and outstanding. Following the completion of this offering, we expect to have             shares issued and outstanding, or             assuming the underwriters' over-allotment is exercised in full.
Common shares
Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution. Holders of common shares do not have conversion, redemption, or pre-emptive rights to subscribe to any of our securities. The rights, preferences, and privileges of holders of common shares are subject to the rights of the holders of any preferred shares, which we may issue in the future.
Preferred shares
Our articles of incorporation authorize our Board of Directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:
•	the designation of the series;
•	the number of shares of the series;
•	the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions of such series; and
•	the voting rights, if any, of the holders of the series.
REGISTRAR AND TRANSFER AGENT
The registrar and transfer agent for our common shares is              .
LISTING
We intend to apply to list our common shares on the New York Stock Exchange under the symbol "PCON."
DIRECTORS
Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.
Our articles of incorporation require our Board of Directors to consist of at least one member. Upon the completion of this offering, our Board of Directors will consist of five members. Our bylaws may be amended by the vote of a majority of our Board of Directors.
Directors are elected annually on a staggered basis, and each shall serve for a three year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our Board of Directors has the authority to fix the amounts which shall be payable to the members of the Board of Directors for attendance at any meeting or for services rendered to us.

SHAREHOLDER MEETINGS
Under our bylaws, annual meetings of shareholders will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Republic of The Marshall Islands. Special meetings may be called at any time by a majority of our Board of Directors, the chairman of our Board of Directors, or an officer of the Company who is also a director. Our Board of Directors may set a record date between fifteen (15) and sixty (60) days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.
DISSENTERS' RIGHTS OF APPRAISAL AND PAYMENT
Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation and the sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of The Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.
SHAREHOLDERS' DERIVATIVE ACTIONS
Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.
LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS
The BCA authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties. Our articles of incorporation and bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law. Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorney's fees and disbursements and court costs) to our directors and officers and carry directors' and officers' insurance providing indemnification for our directors, officers, and certain employees for some liabilities. We believe that these indemnification provisions and this insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought.
ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS
Several provisions of our articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control, and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay, or prevent (i) the merger or acquisition of us by means of a tender offer, a proxy contest, or otherwise that a shareholder may consider in its best interest and (ii) the removal of incumbent officers and directors.
Blank check preferred stock
Under the terms of our articles of incorporation, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to fifty million (50,000,000) shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay, or prevent a change of control of us or the removal of our management.

Election and removal of directors
Our articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed for cause upon the affirmative vote of not less than two-thirds of the outstanding common shares entitled to vote for those directors. These provisions may discourage, delay, or prevent the removal of incumbent officers and directors.
Limited actions by shareholders
Our articles of incorporation and our bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our articles of incorporation and our bylaws also provide that, unless otherwise prescribed by law, only a majority of our Board of Directors, the chairman of our Board of Directors, or an officer of the Company who is also a director may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our Board of Directors and shareholder consideration of a proposal may be delayed until the next annual meeting.
Advance notice requirements for shareholder proposals and director nominations
Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than one hundred twenty (120) days nor more than one hundred eighty (180) days prior to the one-year anniversary of the immediately preceding annual meeting of shareholders. Our bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.
Classified Board of Directors
As described above, our articles of incorporation provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms. Accordingly, approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third-party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.
Business combinations
Although the BCA does not contain specific provisions regarding "business combinations" between companies organized under the laws of the Marshall Islands and "interested shareholders," we have included these provisions in our articles of incorporation. Specifically, our articles of incorporation prohibit us from engaging in a "business combination" with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:
•	any person who is the beneficial owner of 15% or more of our outstanding voting stock; or
•	any person who is our affiliate or associate and who held 15% or more of our outstanding voting stock at any time within three years before the date on which the person's status as an interested shareholder is determined, and the affiliates and associates of such person.
Subject to certain exceptions, a business combination includes, among other things:
•	certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;
•	any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets, determined on a combined basis, or the aggregate value of all of our outstanding stock;
•	certain transactions that result in the issuance or transfer by us of any stock of ours to the interested shareholder;

•	any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and
•	any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.
These provisions of our articles of incorporation do not apply to a business combination if:
•	before a person became an interested shareholder, our Board of Directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;
•	upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than certain excluded shares;
•	at or following the transaction in which the person became an interested shareholder, the business combination is approved by our Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock that is not owned by the interest shareholder;
•	the shareholder was or became an interested shareholder prior to the closing of this initial public offering;
•	a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or
•	the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the Board of Directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:
(i)	a merger or consolidation of us (except for a merger in respect of which, pursuant to the BCA, no vote of our shareholders is required);
(ii)	a sale, lease, exchange, mortgage, pledge, transfer, or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly-owned subsidiary or to us) having an aggregate market value equal to 50% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the outstanding shares; or
(iii)	a proposed tender or exchange offer for 50% or more of our outstanding voting stock.

SHARES ELIGIBLE FOR FUTURE SALE
Upon the completion of this offering, there will be         common shares outstanding, of which          will be owned by Poseidon Containers Holdings LLC and its affiliates (or         shares if the underwriters exercise their option to purchase additional shares in full). The sale of these shares could have an adverse impact on the price of our common shares or on any trading market that may develop.
The common shares sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. However, any common shares held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:
•	1% of the total number of the class of securities outstanding; or
•	the average weekly reported trading volume of the common shares for the four calendar weeks prior to the sale.
Sales under Rule 144 by our affiliates are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common shares for at least six months, would be entitled to sell those shares under Rule 144 without regard to the volume, manner of sale and notice requirements of Rule 144 so long as we comply with the current public information requirement for the next six months after the six-month holding period expires.
Neither the BCA nor our articles of incorporation nor our bylaws restrict the number of common shares that we may issue without a vote of the shareholders. Any issuance of additional common shares or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the dividends to and market price of, common shares then outstanding. Please read "Description of Capital Stock."
In certain circumstances, our existing shareholders have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any shares that they hold if an exemption from the registration requirements is not otherwise available. These registration rights may allow such persons holding any shares to require registration of any of these shares and to include any of these shares in a registration by us of other shares, including shares offered by us or by any shareholder. In connection with any registration of this kind, we will indemnify each shareholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any applicable underwriting discounts and commissions. Except as described below, our affiliates may sell their shares in private transactions at any time, subject to compliance with applicable laws. Please see "Certain Relationships and Related Party Transactions—Registration Rights Agreement."
We, all of our directors and executive officers and the holders of all of our outstanding stock and stock options have agreed, subject to certain exceptions, not to sell any common shares for a period of          days from the date of this prospectus, subject to extension. Please read "Underwriting" for a description of these lock-up provisions.
Lock-Up Agreements
We and all directors and officers and the holders of all of our outstanding common shares and share options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending          days after the date of this prospectus (the "restricted period"):
•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares or any securities convertible into or exercisable or exchangeable for shares;
•	file any registration statement with the SEC relating to the offering of any shares or any securities convertible into or exercisable or exchangeable for common shares; or
•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares;

Whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for shares. The restrictions described in the immediately preceding paragraph are subject to certain exceptions. See "Underwriting."
Morgan Stanley & Co. LLC, in its sole discretion, may release the common shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.
As a result of these lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:
Date	Number of Shares Eligible for Sale (1)	Comment
Date of prospectus	None	Shares not locked up and eligible for sale freely or under Rule 144
days from date of prospectus(2)		Lock-up released; shares eligible for sale in compliance with Rule 144
_____________
(1)	Excludes an aggregate of restricted shares that we expect to issue to our executive officers and restricted common shares that we expect to issue to our independent directors pursuant to the Equity Incentive Plan following the closing of this offering.
(2)	Assumes that the lock-up period will not be waived in accordance with the terms of the lock-up agreement and that the underwriters do not exercise their over-allotment option.
Prior to this offering, there has been no public market for our common shares, and no prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common shares prevailing from time to time. Nevertheless, sales of substantial amounts of our shares in the public market, including shares issued upon the exercise of options that may be granted under any employee share option or employee share award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common shares.

CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS
Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States, including Delaware. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands, and we cannot predict whether Marshall Islands courts would reach the same conclusions as Delaware or other courts in the United States. Accordingly, you may have more difficulty in protecting your interests under Marshall Islands law in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction that has developed a substantial body of case law. The following table provides a comparison between statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders' rights.

Marshall Islands	Delaware
Shareholder Meetings
Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the Board of Directors.
Special meetings of the shareholders may be called by the Board of Directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the Board of Directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
May be held in or outside of the Marshall Islands.	May be held in or outside of Delaware.
Notice:	Notice:
•       Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

•       Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	• Written notice shall be given not less than 10 nor more than 60 days before the meeting.
Shareholders' Voting Rights
Any action required to be taken by a meeting of shareholders may be taken without a meeting if consent is in writing and is signed by all the shareholders entitled to vote with respect to the subject matter thereof.

Any action required to be taken by a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Marshall Islands	Delaware
Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.
Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one third of the shares entitled to vote at a meeting.

For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.
Directors
The Board of Directors must consist of at least one member.	The Board of Directors must consist of at least one member.
Number of board members can be changed by an amendment to the bylaws, by the shareholders, or by action of the Board of Directors under the specific provisions of a bylaw.
Number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

If the Board of Directors is authorized to change the number of directors, it can only do so by a majority of the entire Board of Directors and so long as no decrease in the number shortens the term of any incumbent director.

Dissenter's Rights of Appraisal
Shareholders have a right to dissent from any plan of merger or consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares.

Appraisal rights shall be available for the any class or series of common shares of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

• Alters or abolishes any preferential right of any outstanding shares having preference; or
• Creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares.

Marshall Islands	Delaware
• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.
Shareholder's Derivative Actions
An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder's stock thereafter devolved upon such shareholder by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the Board of Directors or the reasons for not making such effort.
Such action shall not be discontinued, compromised or settled without the approval of the High Court of the Republic of The Marshall Islands.
Attorneys' fees may be awarded if the action is successful.
A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

TAX CONSIDERATIONS
The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to our common shares. This discussion does not purport to deal with the tax consequences of owning our common shares to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in partners or other pass-through entities for U.S. federal income tax purposes, dealers in securities or currencies, U.S. Holders whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who purchase common shares in connection with this offering and hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common shares.
Marshall Islands Tax Considerations
In the opinion of Seward & Kissel LLP, our Marshall Islands counsel, the following are the material Marshall Islands tax consequences of our activities to us and our shareholders. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.
U.S. Federal Income Tax Considerations
In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S Holders, each as defined below, of our common shares. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.
Taxation of Operating Income: In General
Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."
Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by U.S. law to engage in transportation that produces income which is considered to be 100% from sources within the United States.
Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.
In the absence of exemption from tax under Section 883 of the Code, we anticipate that our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.
Exemption of Operating Income from U.S. Federal Income Taxation
Under Section 883 of the Code, we will be exempt from U.S. federal income taxation on our U.S.-source shipping income if:
(1)	we are organized in a foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as United States corporations; and
(2)	either:
•	more than 50% of the value of our outstanding stock is owned, directly or indirectly, by "qualified shareholders," as described in more detail below, which we refer to as the "50% Ownership Test," or

•	our stock is "primarily and regularly traded on an established securities market" in a country that grants an "equivalent exemption" to United States corporations or in the United States, which we refer to as the "Publicly-Traded Test."
The Marshall Islands, the jurisdiction where we are incorporated, grant an "equivalent exemption" to United States corporations. We anticipate that any of our shipholding subsidiaries will be incorporated in a jurisdiction that provides an "equivalent exemption" to United States corporations. Therefore, we will be exempt from U.S. federal income taxation with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.
Prior to this offering, we qualified for exemption from U.S. federal income tax under the 50% Ownership Test. After this offering, we anticipate that we will satisfy the Publicly-Traded Test but, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate circumstances under which we would be able to satisfy the 50% Ownership Test after this offering.
The regulations under Section 883 of the Code provide, in pertinent part, that shares of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. After this offering, our common shares will be ''primarily traded'' on the NYSE.
Under the regulations, stock of a foreign corporation will be considered to be "regularly traded" on an established securities market if one or more classes of stock representing more than 50% of the outstanding stock, by both total combined voting power of all classes of shares entitled to vote and total value, are listed on such market, to which we refer as the "listing threshold." Since, after this offering, all our common shares will be listed on the NYSE, we expect to satisfy the listing threshold.
It is further required that with respect to each class of shares relied upon to meet the listing threshold, (i) such class of shares is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year and (ii) the aggregate number of shares of such class of shares traded on such market during the taxable year is at least 10% of the average number of shares of such class of shares outstanding during such year or as appropriately adjusted in the case of a short taxable year. Even if these tests are not satisfied, the regulations provide that such trading frequency and trading volume tests will be deemed satisfied if, as is expected to be the case with our common shares, such class of shares is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.
Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of shares will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the 5 Percent Override Rule.
For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares, or "5% Shareholders," the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common shares. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.
In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year.
We anticipate that after the offering is completed, we will be able to satisfy the Publicly-Traded Test and will not be subject to the 5 Percent Override Rule. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, there is a risk that we could no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in the common shares were to own 50% or more of our outstanding common shares on more than half the days of the taxable year.
Under the regulations, if we do not satisfy the Publicly-Traded Test and therefore are subject to the 5 Percent Override Rule, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders in order to qualify for the Code Section 883 exemption. These requirements are onerous and there is no assurance that we would be able to satisfy them.

Taxation In Absence of Exemption
To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.
To the extent the benefits of the Section 883 of the Code exemption are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to an additional 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.
Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:
•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
•	substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States (or, in the case of income from the bareboat chartering of a vessel, is attributable to a fixed place of business in the United States).
We do not anticipate that we will have any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we do not anticipate that any of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.
U.S. Federal Income Taxation of Gain on Sale of Vessels
If we qualify for exemption from tax under Section 883 of the Code in respect of the shipping income derived from the international operation of our vessels, then gain from the sale of any such vessel should likewise be exempt from tax under Section 883 of the Code. If, however, our shipping income from such vessels does not for whatever reason qualify for exemption under Section 883 of the Code and assuming that any decision on a vessel sale is made from and attributable to our U.S. office, as we believe is likely to be the case as we are currently structured, then any gain derived from the sale of any such vessel will be treated as derived from U.S. sources and subject to U.S. federal income tax as "effectively connected" income (determined under rules different from those discussed above) under the above described net income tax regime.
United States Federal Income Taxation of U.S. Holders
As used herein, the term "U.S. Holder" means a beneficial owner of our common shares that is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.
Distributions
Subject to the discussion of the passive foreign investment company, or PFIC, rules below, distributions made by us with respect to our common shares (other than certain pro-rata distributions of our common shares) to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as income from sources outside the United States and will generally constitute "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, which we refer to as a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NYSE on which we intend to apply to list our common shares); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (3) the U.S. Individual Holder has held the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend, and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary dividend income to a U.S. Individual Holder.
Special rules may apply to any "extraordinary dividend," generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a U.S. Holder's adjusted tax basis (or fair market value in certain circumstances) in our common shares. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.
Sale, Exchange or other Disposition of Common Shares
Subject to the discussion of the PFIC rules below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. A U.S. Holder's tax basis in our common shares generally will equal the U.S. Holder's acquisition cost less any prior return of capital. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition and will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.
PFIC Status and Significant Tax Consequences
Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held our common shares, either:
•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), which we refer to as the income test; or
•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as the asset test.
For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.
Based on our anticipated operations, we do not expect to be a PFIC for any taxable year after the offering. However, our status as a PFIC will depend upon the operations of our vessels. Therefore, we can give no assurances as to whether we will be a PFIC with respect to any taxable year. In making the determination as to whether we are a PFIC, we intend to treat the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities (whether conducted directly or through participation in a pool) of us or any of our wholly-owned subsidiaries as services income, rather than rental income. Correspondingly, we believe such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position.
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election" or makes a "mark-to-market" election with respect to our common shares. A U.S. Holder of shares in a PFIC is generally required to file an annual information return containing information regarding the PFIC as required by applicable Treasury Regulations.

Taxation of U.S. Holders Making a Timely QEF Election.
If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in our common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in our common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. After the end of each taxable year, we will determine whether we were a PFIC for such taxable year. If we determine or otherwise become aware that we are a PFIC for any taxable year, we will provide each U.S. Holder with all necessary information (including a PFIC annual information statement) in order to allow such holder to make a QEF election for such taxable year.
Taxation of U.S. Holders Making a ''Mark-to-Market'' Election
Alternatively, if we were to be treated as a PFIC for any taxable year and, as is expected to be the case, our common shares were treated as ''marketable stock,'' a U.S. Holder would be allowed to make a ''mark-to-market'' election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder's adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in our common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in our common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.
Taxation of U.S. Holders Not Making a Timely QEF Election.
Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who has not timely made a QEF election for the first taxable year in which it holds our common shares and during which we are treated as PFIC, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for our common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:
•	the excess distribution or gain would be allocated ratably to each day over the Non-Electing Holders' aggregate holding period for our common shares;
•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and
•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
Non-Electing Holders may be subject to IRS filing requirements with respect to their ownership of shares in a PFIC. These adverse tax consequence would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares. In addition, if a Non-Electing Holder who is an individual dies while owning our common shares, such holder's successor generally would not receive a step-up in tax basis with respect to such common shares.
U.S. Federal Income Taxation of Non-U.S. Holders
A beneficial owner of our common shares (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

Dividends on Common Shares
Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of certain U.S. income tax treaties with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.
Sale, Exchange or Other Disposition of Common
Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:
•	the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of certain income tax treaties with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or
•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from our common shares, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:
•	fail to provide an accurate taxpayer identification number;
•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or
•	in certain circumstances, fail to comply with applicable certification requirements.
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.
If you sell your common shares through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.
Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a refund claim with the IRS.
Individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the common shares are held in an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, a Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations in respect of our common shares.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:
Name	Number of Shares
Morgan Stanley & Co. LLC
Total:

The underwriters and the representative are collectively referred to as the "underwriters" and the "representative," respectively.  The underwriters are offering the common shares subject to their acceptance of the shares from us and subject to prior sale.  The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions.  The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such shares are taken.  However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.
The underwriters initially propose to offer part of the common shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers.  After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representative.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to               additional common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions.  The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus.  To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common shares as the number listed next to the underwriter's name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us.  These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional              common shares.
Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $      .  We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $      .
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of common shares offered by them.
We intend to apply to have our common shares listed on the New York Stock Exchange under the trading symbol "PCON".
We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending      days after the date of this prospectus (the "restricted period"):
•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares;
•	file any registration statement with the SEC relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares.
whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise.  In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares.
The restrictions described in the immediately preceding paragraph to do not apply to:
•	the sale of shares to the underwriters;
•	the issuance by the Company of common shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or
•	transactions by any person other than us relating to common shares or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is required or voluntarily made in connection with subsequent sales of the common shares or other securities acquired in such open market transactions.
Morgan Stanley & Co. LLC, in its sole discretion, may release the common shares and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares.  Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position.  A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option.  The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market.  In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option.  The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position.  The underwriters must close out any naked short position by purchasing shares in the open market.  A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering.  As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common shares in the open market to stabilize the price of the common shares.  These activities may raise or maintain the market price of the common shares above independent market levels or prevent or retard a decline in the market price of the common shares.  The underwriters are not required to engage in these activities and may end any of these activities at any time.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering.  The representative may agree to allocate a number of common shares to underwriters for sale to their online brokerage account holders.  Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities.  Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our affiliates, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments.  Such investment and securities activities may involve our securities and instruments.  The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering
Prior to this offering, there has been no public market for our common shares.  The initial public offering price was determined by negotiations between us and the representative.  Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of our common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:
(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or
(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an "offer to the public" in relation to any of our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our common shares to be offered so as to enable an investor to decide to purchase any of our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.
United Kingdom
Each underwriter has represented and agreed that:
(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA") received by it in connection with the issue or sale of our common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and
(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common shares in, from or otherwise involving the United Kingdom.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES
We are a Marshall Islands corporation and our executive office is located outside of the United States in Athens, Greece.
Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries' assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers, our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States. The Trust Company of the Marshall Islands, Inc., Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH96960, as our registered agent, can accept service of process on our behalf in any such action.
In addition, there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us, or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us or our directors and officers in original actions brought in the Marshall Islands, based on these laws.
LEGAL MATTERS
Certain legal matters with respect to United States Federal and New York law and Marshall Islands law in connection with this offering will be passed upon for us by Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004. Certain legal matters with respect to this offering will be passed upon for the underwriters by Morgan Lewis & Bockius LLP, 101 Park Avenue, New York, New York 10178.
EXPERTS
The combined financial statements as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014, of Poseidon Containers Group, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The sections in this prospectus entitled ''Prospectus Summary—Containership Industry Trends'' and ''The International Containership Industry'' have been reviewed by Drewry Maritime Research, Drewry House, Meridian Gate, 213 Marsh Wall, London E14 9FJ, United Kingdom, which has confirmed to us that such sections accurately describe the international containership industry, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form F-1 regarding the common shares offered hereby. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common shares offered in this prospectus, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the SEC's web site on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference room.
Upon completion of this offering, we will be subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance therewith, we will be required to file with the SEC annual reports on Form 20-F within four months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC's website as provided above. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, which will be operational after this offering, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our shareholders annual reports containing our audited financial statements prepared in accordance with U.S. GAAP and make available to our shareholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our annual report will contain a detailed statement of any transactions between us and our related parties.
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions, in connection with this offering, which we will be required to pay.*

SEC registration fee	$	**
Financial Industry Regulatory Authority filing fee		**
NYSE listing fee		**
Legal fees and expenses		**
Accounting fees and expenses		**
Printing and engraving costs		**
Transfer agent fees and other		**
Miscellaneous		**
**
Total	$	**

*  All amounts are estimated, except the SEC registration fee, the Financial Industry Regulatory Authority filing fee and NYSE listing fee.
** To be provided by amendment.

INDEX TO COMBINED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Combined Balance Sheets as of December 31, 2014 and 2013	F-3
Combined Statements of Operations for the years ended December 31, 2014, 2013 and 2012	F-4
Combined Statements of Changes in Parent Net Investment for the years ended December 31, 2014, 2013 and 2012	F-5
Combined Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012	F-6
Notes to the Combined Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Poseidon Containers Holdings LLC
In our opinion, the accompanying combined balance sheets and the related combined statements of operations, of changes in parent net investment  and of cash flows  present fairly, in all material respects, the financial position of Poseidon Containers Group at December 31, 2014 and December 31, 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014  in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Group's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers S.A.
Athens, Greece
May 21, 2015

POSEIDON CONTAINERS GROUP
COMBINED BALANCE SHEETS
 (Expressed in United States dollars)
		As of December 31,
	Notes	2014	2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$34,579,493	$24,703,010
Restricted cash	3	1,885,768	1,932,711
Accounts receivable		1,746,186	842,793
Inventories	7	3,397,842	3,379,511
Prepaid expenses		166,065	89,925
Due from related parties	12	1,973,697	1,083,206
Other current assets	8	2,699,016	1,587,480
Total current assets		46,448,067	33,618,636
NON-CURRENT ASSETS
Vessels, net	4	621,408,033	671,794,873
Advances for vessels under construction	5	-	-
Deferred charges, net	6	7,210,166	9,838,269
Other assets		581,906	-
Restricted cash, net of current portion	3	4,955,141	5,007,240
Total non-current assets		634,155,246	686,640,382
TOTAL ASSETS		$680,603,313	$720,259,018
LIABILITIES AND PARENT NET INVESTMENT
CURRENT LIABILITIES
Accounts payable	9	2,862,926	4,355,693
Accrued liabilities	10	5,078,044	5,016,677
Current portion of long-term debt	11	39,788,173	51,363,859
Unearned revenue		422,324	800,374
Due to related parties	12	1,581,077	411,298
Total current liabilities		49,732,544	61,947,901
LONG-TERM LIABILITIES
Long-term debt, net of current portion	11	245,387,902	274,342,693
Total non-current liabilities		245,387,902	274,342,693
Total liabilities		295,120,446	336,290,594
Commitments and Contingencies	18	-	-
PARENT NET INVESTMENT
Parent net investment	19	385,482,867	383,968,424
TOTAL LIABILITIES AND PARENT NET INVESTMENT		$680,603,313	$720,259,018
The accompanying notes form an integral part of these combined financial statements.

POSEIDON CONTAINERS GROUP
COMBINED STATEMENTS OF OPERATIONS
 (Expressed in United States dollars)

		Year ended December 31,
	Notes	2014	2013	2012
REVENUES, NET	15	$111,026,008	$119,236,147	$115,621,522

OPERATING EXPENSES:
Voyage expenses		(4,950,117)	(3,385,923)	(1,753,518)
Vessel operating expenses		(39,044,768)	(38,169,299)	(35,414,272)
Depreciation	4	(27,230,488)	(26,777,151)	(21,103,851)
Amortization	6	(1,616,368)	(1,202,881)	(1,037,432)
Impairment losses	4	-	(2,573,374)	-
Brokerage commissions (includes related party brokerage commissions of $1,359,997, $1,526,546 and $1,466,551 for the years ended December 31, 2014, 2013 and 2012, respectively)		(2,307,533)	(2,392,797)	(1,839,923)
Management fees (entirely through related party transactions)	12	(5,709,179)	(5,254,030)	(4,642,241)
General and administrative expenses (includes advisory fees to related parties of $1,250,000, $0 and $0 for the year ended December 31, 2014, 2013 and 2012, respectively)		(2,203,392)	(595,762)	(608,401)
Loss on sale of vessels	4	(15,892,502)	-
Income from operations		$12,071,661	$38,884,930	$49,221,884
OTHER INCOME (EXPENSES):
Interest income		17,582	21,931	88,287
Interest expense		(10,159,630)	(10,683,816)	(6,912,493)
Other finance expenses	6	(1,439,772)	(1,458,448)	(1,008,261)
Other income/(expenses), net	17	732,064	1,410,456	1,302,957
Total other expenses, net		$(10,849,756)	$(10,709,877)	$(6,529,510)
Net income		$1,221,905	$28,175,053	$42,692,374

The accompanying notes form an integral part of these combined financial statements.

POSEIDON CONTAINERS GROUP
COMBINED STATEMENTS OF CHANGES IN PARENT NET INVESTMENT
 (Expressed in United States dollars, unless otherwise stated)

		Parent	Retained
	Notes	Contribution	earnings	Total
As of January 1, 2012		$258,137,539	$22,762,508	$280,900,047
Net income		-	42,692,374	42,692,374
Net parent contribution		17,590,797	-	17,590,797
As of December 31, 2012		$275,728,336	$65,454,882	$341,183,218
Net income		-	28,175,053	28,175,053
Net parent contribution	19	14,610,153	-	14,610,153
As of December 31, 2013		$290,338,489	$93,629,935	$383,968,424
Net income		-	1,221,905	1,221,905
Net parent contribution	19	292,538	-	292,538
As of December 31, 2014		$290,631,027	$94,851,840	$385,482,867

The accompanying notes form an integral part of these combined financial statements.

POSEIDON CONTAINERS GROUP
COMBINED STATEMENTS OF CASH FLOWS
 (Expressed in United States dollars)

		Year ended December 31,
	Notes	2014	2013	2012
Cash flows from operating activities:
Net income		$1,221,905	$28,175,053	$42,692,374
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4	27,230,488	26,777,151	21,103,851
Amortization of dry-docking and special survey costs	6	1,616,368	1,202,881	1,038,663
Amortization and write-off of deferred financing charges	6	1,253,459	1,296,976	911,677
Vessel's impairment charge	4	-	2,573,374	-
Loss on disposal of vessels	4	15,892,502	-	-
Changes in operating assets and liabilities:
Accounts receivable		(903,393)	984,894	(1,012,771)
Inventories		(18,331)	(1,114,542)	215,828
Prepaid expenses		(76,140)	47,679	60,436
Due from related parties		(890,491)	(565,020)	(518,186)
Other current assets		(257,552)	(1,135,713)	(176,840)
Restricted cash		46,943	(271,205)	45,243
Accounts payable		(1,683,342)	1,846,784	349,066
Accrued liabilities		(251,783)	2,170,879	(2,066,969)
Unearned revenue		(378,050)	10,592	(1,245,548)
Due to related parties		1,169,779	257,254	(620,735)
Payments for drydocking and special survey costs		(784,196)	(2,384,543)	(1,736,974)
Net cash provided by operating activities		43,188,166	59,872,494	59,039,115
Cash flows from investing activities:
Payments for vessels under constructions (under contracts)		-	(158,109,000)	(22,587,000)
Capitalized expenses for vessels under construction		-	(3,670,336)	(4,379,134)
Vessels acquisitions / Additions to vessel cost		(15,192,136)	(251,105)	(1,467,392)
Net proceeds from sale of vessels		22,320,099	-	-
Net cash provided by/(used in) investing activities		7,127,963	(162,030,441)	(28,433,526)
Cash flows from financing activities:
Proceeds from long-term debt		12,500,000	149,500,000	-
Repayment of long-term debt		(53,030,477)	(50,661,762)	(42,654,465)
Withdrawals/(deposits) of restricted cash		52,099	(1,385,279)	(1,984,479)
Deferred financing charges		(156,875)	(3,037,500)	(429,000)
Deferred offering costs		(96,931)	-	-
Parents' net contribution	19	292,538	14,610,153	17,590,797
Net cash (used in)/provided by financing activities		(40,439,646)	109,025,612	(27,477,147)
Net increase in cash and cash equivalents		9,876,483	6,867,665	3,128,442
Cash and cash equivalents at beginning of the year		24,703,010	17,835,345	14,706,903
Cash and cash equivalents at end of the year		$34,579,493	$24,703,010	$17,835,345
Supplementary Cash Flow Information:
Cash paid for interest, net of capitalized interest		$10,265,606	$10,427,623	$7,062,286
Non-cash investing activities:
Unpaid vessels and vessels under construction cost		$-	$-	$298,997
Non-cash financing activities:
Unpaid deferred offering costs		$484,975	$-	$-
Unpaid deferred financing charges		$18,750	$-	$-
The accompanying notes form an integral part of these combined financial statements.

POSEIDON CONTAINERS GROUP
 NOTES TO COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation and General Information
Poseidon Containers Holdings LLC, incorporated in Marshall Islands on December 28, 2010, is the holding company of the entities listed below. The shares of the entities listed below (excluding Poseidon Containers Holdings LLC) will be transferred to Poseidon Containers Holdings Corp. ("Poseidon Containers Holdings") upon the execution of an initial public offering of Poseidon Containers Holdings. These accompanying combined financial statements present the assets, liabilities, revenues, expenses and cash flows of the vessel owning and other entities on a combined basis as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, for all periods for which they were under common control. The vessel owning and other entities combined in these financial statements shall hereafter be referred to as the "Group".
Parent Net Investment of the Group represents the sum of the underlying invested equity in the entities listed below and does not represent shares in a single standalone business. The Group has no items of other comprehensive income in any period.
As of December 31, 2014, the Group's current assets totaled $46,448,067, while current liabilities totaled $49,732,544 resulting in a negative working capital position of $3,248,477. The Group's cash forecast indicates that the Group will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.
The Group owns and operates container carriers that operate worldwide. The Group's principal activity is the ownership and operation of container carriers that are under the exclusive management of a related party of the Group (refer to Note 12, Related Party Transactions). As at December 31, 2014, the Group owned 17 container carriers (December 31, 2013: 20 container carriers).

The Group consists of the combination of the following entities:
Entity	Date of Formation	Vessel Name	Year Built	TEU
Pisti Shipping LLC	June 8, 2010	M/V Pisti**	1996	2,890
Aris Marine LLC	June 22, 2010	M/V Maira	2000	2,506
Aphrodite Marine LLC	June 22, 2010	M/V Nikolas	2000	2,506
Athena Marine LLC	June 22, 2010	M/V Newyorker	2001	2,506
Dimitra Marine LLC	September 20, 2010	M/V Melina *	1995	5,311
Apollon Marine LLC	October 6, 2010	M/V Torino**	1990	1,373
Artemis Marine LLC	October 6, 2010	M/V Trapani *	1990	1,373
Hermes Marine LLC	October 6, 2010	M/V Tarragona *	1990	1,373
Hera Marine LLC	October 6, 2010	M/V Tangier *	1990	1,373
Hephaestus Marine LLC	October 25, 2010	M/V Dolphin II	2007	5,095
Pericles Marine LLC	December 23, 2010	M/V Athena	2003	2,762
Zeus One Marine LLC	October 25, 2010	M/V Orca I ***	2006	5,095
Leonidas Marine LLC	December 15, 2010	M/V Agios Dimitrios	2011	6,572
Platon Marine LLC	November 7, 2011	M/V Japan	1996	5,344
Socrates Marine LLC	November 7, 2011	M/V Britain****	1996	5,344
Rea Marine LLC	November 7, 2011	M/V Singapore	1997	5,390
Kronos Marine LLC	November 7, 2011	M/V OOCL Netherlands	1997	5,390
Alexander Marine LLC	May 25, 2011	M/V Mary	2013	6,927
Hector Marine LLC	July 7, 2011	M/V Kristina	2013	6,927
Ikaros Marine LLC	July 7, 2011	M/V Safmarine Highveld ***	2013	6,927
Tasman Marine LLC	November 21, 2014	M/V Tasman	2000	5,986

POSEIDON CONTAINERS GROUP
 NOTES TO COMBINED FINANCIAL STATEMENTS
1. Basis of Presentation and General Information (Continued)
And also the following non-vessel owning entities listed below:

Entity	Date of Formation	Nature of Operations
Marine Treasurer LLC	September 29, 2010	Treasury company
Hercules Marine LLC.	December 7, 2010	Dormant company
Achilleas Marine LLC	December 7, 2010	Dormant company
Poseidon Fleet Holdings LLC	May 24, 2011	Dormant company
Odysseus Marine LLC	December 7, 2010	Sub-holding company
Barentsz Marine LLC	November 28, 2014	Dormant company
Drake Marine LLC	November 28, 2014	Dormant company
Mercator Marine LLC	November 28, 2014	Dormant company
Hudson Marine LLC	November 28, 2014	Dormant company

* M/V Trapani, M/V Melina, M/V Tangier and M/V Tarragona were sold on February 4, 2014, September 26, 2014, September 26, 2014 and September 30, 2014, respectively (refer to note 4 "Vessels, net").
** M/V Torino was sold on February 19, 2015 and M/V Pisti was exchanged with M/V Mamitsa on February 26, 2015 (refer to note 20 "Subsequent Events").
*** During 2014, M/V CMA CGM Orca has been renamed to M/V Orca I and M/V Katherine has been renamed M/V Safmarine Highveld.
**** During 2015, M/V OOCL Britain has been renamed M/V Britain.

2. Summary of Significant Accounting Policies
The principal accounting policies applied in the preparation of these combined financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
Principles of Combination: These combined financial statements include the accounts of all of the entities comprising the Group (see Note 1). All of these companies are combined on the basis of common control. The reporting and functional currency of the Group is the U.S. Dollar. The combined financial statements of the Group have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").
Revenue and profits arising from transactions between companies included in these combined financial statements have been eliminated and accordingly, all amounts relate to external transactions only. Any inter-company balances and transactions between combined entities have been eliminated.
Use of Estimates:    The preparation of combined financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future dry-dock dates, the selection of useful lives and residual lives for tangible assets, vessels fair value upon initial recognition, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

POSEIDON CONTAINERS GROUP
 NOTES TO COMBINED FINANCIAL STATEMENTS
2. Summary of Significant Accounting Policies (continued)
Foreign Currency Translation:    The functional currency of the Group is the U.S. dollar. The Group engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Group entities transacted a certain amount of their expenses in Euros; however, all of the entities' primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The net foreign currency exchange gains/(losses) recognized in the line item "Vessel operating expenses" in the accompanying combined statements of operations for each of the years ended December 31, 2014, 2013 and 2012 were ($70,941), $28,109, and ($178), respectively.
Cash and Cash Equivalents:    Cash and cash equivalents include deposits held at call with banks with original maturities of 90 days or less.
Restricted Cash:    Restricted Cash accounts include retention accounts. Certain of the Group's loan agreements require the Group to deposit one-third of the quarterly and one-sixth of the semi-annual principal installments and interest installments, respectively, due on the outstanding loan balance monthly in a retention account. On the rollover settlement date, both principal and interest are paid from the retention account. In addition, the restricted cash consists of cash collateral maintained with the lending institutions.
Accounts Receivable:    The amount shown as Accounts Receivable, at each balance sheet date includes estimated recoveries from charterers for hire. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts based on the Group's history of write-offs, level of past due accounts based on the contractual term of the receivables and its relationships with and economic status of its customers. Bad debts are written off in the period in which they are identified. During 2014, 2013 and 2012, no amount was written-off from receivables as uncollectible.
Insurance Claims:    Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are deemed to be collectible from insurance companies. Claims receivable mainly represent claims against vessels' insurance underwriters in respect of damages arising from accidents or other insured risks. While it is anticipated that claims receivable will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts are classified as current as they represent amounts currently due to the Group. All amounts are shown net of applicable deductibles.
Inventories:    Inventories consist of bunkers, lubricants and stock provisions remaining on board the vessels at each period end, which are valued at the lower of cost or market value as determined using the first-in, first-out method. Costs of spare parts are expensed as incurred.
Financing Costs:    Fees incurred for obtaining new loans and loans that have been accounted for as modified are deferred and amortized over the loans' respective repayment periods using the effective interest rate method. These charges are included in the combined balance sheet line item "Deferred Charges, net". The amortization expense associated with deferred financing fees is included in "Other finance expense" on the Combined Statement of Operations.
Vessels, Net:     Vessels are stated at cost, less accumulated depreciation. The cost of vessels consists of the contract purchase price, delivery and acquisition expenses and capitalized costs while under construction. Vessels acquired in a business combination are recorded at fair value. Vessels acquired in an asset acquisition are measured at cost (including transaction costs). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise, these expenditures are charged to expense as incurred. Interest costs while under construction are included in vessels' cost.

POSEIDON CONTAINERS GROUP
 NOTES TO COMBINED FINANCIAL STATEMENTS
2. Summary of Significant Accounting Policies (continued)
Vessels acquired in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics such as management agreements, employees and customer base. Otherwise, these are treated as purchase of assets. For business combination, the Group identifies any intangible assets or liabilities associated with the acquisition of a vessel purchased in the secondhand market, the Group records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. The Group has acquired certain vessels in the secondhand market, all of which were considered to be acquisitions of assets.
Depreciation:    The cost of the Group's vessels is depreciated on a straight-line basis over the vessels' remaining economic useful lives after considering the estimated residual value. Management has estimated the useful life of the Group's vessels to be 30 years from the year built. Scrap value is estimated by multiplying the vessel's light displacement weight (ldt.) by an estimated price of $350 per ldt. as it represents management's best estimate taking into consideration the cyclicality of the nature of future demand for scrap steel.
Advances for Vessels under Construction: This represents amounts paid by the Group in accordance with the terms of the purchase agreements for the construction of long-lived fixed assets. Interest is capitalized during the construction (until the asset is substantially complete and ready for its intended use). The total amount accumulated under vessels under construction is transferred to vessels at cost upon delivery of the vessels from the yard when available for their intended use, at which point depreciation commences.
Capitalized Interest Expense: Interest costs are expensed as incurred except for interest costs that are capitalized. Interest costs are capitalized on all qualifying assets that require a period of time to get them ready for their intended use. Qualifying assets consist of vessels constructed for the Group's own use.
Accounting for Special Survey and Drydocking Costs:   The Group follows the accounting guidance for planned major maintenance activities. Drydocking and special survey costs, which are reported in the balance sheet within "Deferred charges, net", include planned major maintenance and overhaul activities for ongoing certification including the inspection, refurbishment and replacement of steel, engine components, electrical, pipes and valves, and other parts of the vessel. The Group follows the deferral method of accounting for special survey and drydocking costs, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey and drydocking, which is five years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.
The amortization period reflects the estimated useful economic life of the deferred charge, which is the period between each special survey and drydocking. Costs incurred during the drydocking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and drydocking costs for vessels sold is included as part of the carrying amount of the vessel in determining the gain/(loss) on sale of the vessel.
Impairment of Long-lived Assets:    The accounting standard for impairment of long-lived assets requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In the case of long-lived assets held and used, if the future net undiscounted cash flows for each asset group (consisting of the individual vessel and the intangible with respect to the charter agreement attached to that vessel) are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.
For all periods presented, the Group concluded that events and circumstances triggered the existence of potential impairment of its long-lived assets. These indicators included volatility in the spot market and decline in the vessels' market values, as well as the potential impact the current conditions in the containership market may have on its future operations.
As a result, the Group performed step one of the impairment assessment of the Group's long-lived assets by comparing the undiscounted projected net operating cash flows for each asset group to its carrying value. The significant factors and assumptions the Group used in its undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel, as well as, the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract.

POSEIDON CONTAINERS GROUP
 NOTES TO COMBINED FINANCIAL STATEMENTS
2. Summary of Significant Accounting Policies (continued)
The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates and (ii) 10 year average historical one year time charter rates, based on publications by independent third party maritime research services. Recognizing that the container sector is cyclical and subject to significant volatility based on factors beyond its control, management believes the use of revenue estimates, based on the combination of factors (i) and (ii) above, to be reasonable as of the reporting dates. In addition, the Group used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Group's internal budgets and historical experience of the shipping industry.
Long-lived assets under construction are evaluated for impairment using the same recognition and measurement provisions governing assets to be held in use in operations, whenever impairment indicators are present. The carrying amounts of the assets which include interest costs previously capitalized during the construction period are evaluated for impairment. The test for impairment compares the asset's carrying value with the estimated future undiscounted cash flows based on the expected service potential of the asset when development is substantially complete. The estimated future cash outflows would include all costs necessary to develop the long-lived asset, including interest payments that will be capitalized as part of the cost of the asset. If it is determined that the asset is impaired (i.e. the carrying amount exceeds net future cash flows), the asset would be written down to fair value.
If the Group's assessment concludes that the undiscounted projected net operating cash flows do not exceed the carrying value of the respective vessels or vessels under construction, then the Group proceeds to step two of the impairment analysis. The determination of vessels' fair value is generally performed by management with the assistance from third party  appraisers or brokers and reflect the underlying economic value of the assets in normal market conditions (where supply and demand is in reasonable equilibrium) and assumes adequate time for a sale between a willing buyer and seller. Step two of the impairment analysis was not required and no impairment of vessels and vessels under construction existed as of December 31, 2014, as the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel and vessels under construction. For the impairment loss recorded during 2013, see Note 4.
Favorable and Unfavorable Lease Terms: When intangible assets or liabilities associated with the acquisition of a vessel, such as favorable and unfavorable lease terms, are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires the Group to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital.
The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Group's financial position and results of operations.
The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the combined statement of operations as "Amortization".
Accounts Payables: Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of the Group's business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.
Pension and Retirement Benefit Obligations-Crew:    The crew on board the Group's vessels serves in such capacity under short-term contracts (usually up to seven months) and accordingly, the vessel-owning companies are not liable for any pension or post-retirement benefits.
Accounting for Revenue and Expenses:    Revenue is recorded when (i) services are rendered, (ii) the Group has signed a charter agreement or other evidence of an arrangement, (iii) the price is fixed or determinable, and (iv) collection is reasonably assured. Revenue is generated from the time charter of vessels.

POSEIDON CONTAINERS GROUP
 NOTES TO COMBINED FINANCIAL STATEMENTS
2. Summary of Significant Accounting Policies (continued)
Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers' disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.
Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Group and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.
Unearned revenue is revenue received prior to the balance sheet date relating to services to be rendered after the balance sheet date and is recognized as income when earned. Commissions (address and brokerage), regardless of charter type, are always paid by the Group. Address commissions payable to the charterer, if any, are recognized as incurred and are presented net of revenues.
Brokerage Commissions:    Brokerage commissions are recognized as incurred and recorded as a separate line in the Combined Statement of Operations.
Voyage Expenses:    Voyage expenses are expenses as incurred and comprise of port and canal charges, bunker (fuel) expenses (bunker costs are normally covered by the Group's charterers, except in certain cases such as vessel re-positioning) and other expenses related to voyage.
Vessel Operating Expenses:    Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricants, exchange differences, crew travel, communication, tonnage taxes and other miscellaneous expenses related to the operation of the vessel.
Management Fees:    Management fees include fees paid to the vessel's managers for technical and commercial management services. The management fees charged from the Managers do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and other similar third party expenses, which are settled by the vessel-owning entity.
General and Administrative Expenses:    General and administrative expenses include audit fees, legal fees and other corporate and administrative expenses. Other corporate and administrative expenses consist mainly of legal, consultancy and advisory fees and expenses incurred during the formation and incorporation of entities comprising the Group.
Segment Reporting:    The Group reports financial information and evaluates its operations by total charter revenues. Although revenue can be identified for different types of charters, management does not identify expenses, profitability or other financial information for different charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Group has determined that it has only one operating and reportable segment. Furthermore, when the Group charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, disclosure of geographic information is impracticable.
Provisions and Contingencies:     The Group, in the ordinary course of its business, is subject to various claims, suits and complaints. The Group will provide for a contingent loss in the combined financial statements if the contingency has been incurred and the likelihood of loss is deemed to be probable at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with the accounting for contingencies, if the Group has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Group will accrue the lower amount of the range. The Group participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums to fund operating deficits incurred by the clubs ("deferred calls"). Obligations for deferred calls are accrued annually based on information provided by the clubs regarding supplementary calls.

POSEIDON CONTAINERS GROUP
 NOTES TO COMBINED FINANCIAL STATEMENTS
2. Summary of Significant Accounting Policies (continued)
Financial Instruments:  Financial instruments carried on the balance sheet include cash and cash equivalents, accounts receivable and accounts payable, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.
Financial risk management:  The Group's activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.
Credit risk:  The Group closely monitors its exposure to customers and counter-parties for credit risk. The Group has entered into management agreements with Technomar Shipping Inc. (the "Manager"), pursuant to which the Manager agreed to provide technical and crew management services to the Group. When negotiating on behalf of the Group various vessel employment contracts, the Manager has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history. The Group minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.
Interest rate risk: The Group is exposed to the impact of interest rate changes on its earnings and cash flow in relation to borrowings primarily for the purpose of acquiring vessels. These borrowings are subject to a variable borrowing rate. The Group's interest rates and loan repayment terms are described in Note 11.
Foreign exchange risk:  Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the combined statement of operations.

RECENT ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT YET ADOPTED

The FASB issued ASU 2014-09 "Revenue from Contracts with Customers" clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. The Group is currently reviewing the effect of ASU No. 2014-09 on our revenue recognition.
In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern. This standard requires management to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We plan to adopt this standard effective January 1, 2017. The Group is currently reviewing the effect of this ASU to our combined statements of operations, combined statements of balance sheets or combined statements of cash flows.
In January 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-01, Income Statement–Extraordinary and Unusual Items. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. We plan to adopt this standard effective January 1, 2016. The Group is currently reviewing the effect of this ASU to our combined statements of operations, combined statements of balance sheets or combined statements of cash flows.

POSEIDON CONTAINERS GROUP
 NOTES TO COMBINED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

In February 2015, the FASB issued the ASU 2015-02, "Consolidation (Topic 810)—Amendments to the Consolidation Analysis", which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. We do not expect the adoption of this ASU to have a material impact on the Group's combined statements of operations, combined balance sheets or combined statements of cash flows, except if the Group was to enter into new arrangements in 2015 that fall into the scope prior to adoption of this standard.

In April 2015, the FASB issued Accounting Standards Update No. 2015-03, "Simplifying the Presentation of Debt Issuance Costs," ("ASU 2015-03"). ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments are effective for annual periods ending after December 15, 2015, and interim periods within annual periods beginning after December 15, 2015.  Early application is permitted. The Group is not early adopting this standard and is currently assessing the impact that adopting this new accounting guidance will have on its combined financial statements and footnotes disclosures.

POSEIDON CONTAINERS GROUP
 NOTES TO COMBINED FINANCIAL STATEMENTS
3. Restricted Cash
Restricted cash accounts were as follows:
	December 31, 2014	December 31, 2013
Retention accounts	$1,885,768	$1,932,711
Cash collateral	4,955,141	5,007,240
Total	$6,840,909	$6,939,951

The Group maintained cash of $1,885,768 as of  December 31, 2014 and of $1,932,711 as of December 31, 2013, respectively, in retention bank accounts as collateral for the upcoming quarterly and semi-annual scheduled debt payments of its ABN Bank Facilities, Unicredit Facility and Credit Agricole Facility (Note 11).
During 2013, the Group has entered into an agreement with Deutsche Bank. According to the Deutsche Bank Facility the Borrower has to retain non-current restricted cash of $1,000,000 as cash collateral in line with the provisions of the facility. The remaining amount of $3,955,141 as of December 31, 2014 and of $4,007,240 as of December 31, 2013, respectively, refers to Unicredit facility entered into by the Group during 2012. According to this facility, with Unicredit Bank, the Borrower has to retain a non-current restricted cash as cash collateral equal to twelve months' debt service in line with the provisions of the facility.

4. Vessels, Net
Vessels' cost, accumulated depreciation and changes thereto were as follows:
		Accumulated	Net Book
	Vessel Cost	Depreciation	Value
As of January 1, 2013	$503,079,011	$(36,961,288)	$466,117,723
Additions	235,027,675	(26,777,151)	208,250,524
Impairment	(3,722,763)	1,149,389	(2,573,374)
As of December 31, 2013	$734,383,923	$(62,589,050)	$671,794,873
Additions	14,338,152	(27,230,488)	(12,892,336)
Disposals	(45,977,721)	8,483,217	(37,494,504)
As of December 31, 2014	$702,744,354	$(81,336,321)	$621,408,033

On January 10, 2013, the Group took delivery of the newbuilding 6,927 TEU vessel, the M/V Mary, for a contract price of $75,290,000 and total cost of $78,651,478.
On March 29, 2013, the Group took delivery of the newbuilding 6,927 TEU vessel, the M/V Kristina, for a contract price of $75,290,000 and total cost of $77,974,402.
On April 30, 2013, the Group took delivery of the newbuilding 6,927 TEU vessel, the M/V Safmarine Highveld (ex. M/V Katherine), for a contract price of $75,290,000 and total cost of $78,150,681.
The net contract price of each newbuilding vessel, as presented above, excludes any items capitalized during the construction period, such as interest expense and other acquisition expenses, which increase the total cost of each vessel recorded upon delivery under ''Vessels, net'' in the Combined Balance Sheets.

POSEIDON CONTAINERS GROUP
 NOTES TO COMBINED FINANCIAL STATEMENTS
An impairment loss of $2,573,374 was recognized during the year ended December 31, 2013.  On January 23, 2014, the Group and an unaffiliated third party entered into a Memorandum of Agreement ("MOA") for the sale of M/V Trapani. On February 4, 2014, the Group disposed of its vessel for gross consideration of $2,696,865. During the impairment analysis for the year ended December 31, 2013, the Group had current information that supported the fair value less costs to sell was below the vessels' carrying amount. For the specific vessel, the future undiscounted cash flows were below the carrying value as a result of the subsequent sale, and accordingly an impairment loss was recorded based on its fair value in 2013. The vessel was idle during the year ended December 31, 2013. However, as of December 31, 2013, the vessel did not meet the criteria to qualify as an asset held for sale as management had not committed to a plan to sell the vessel and there was no active program to locate a buyer. Proceeds from the sale of the vessel were used to fully repay the outstanding amount of the loan facility (see note 11). The Group realized a net loss on this sale of $36,917 and net sale proceeds of $2,658,344.
During the third quarter of 2014 and in connection with our planned capital raising, the Group concluded that selling the M/V Melina, M/V Tangier and M/V Tarragona for scrap would allow the Group to obtain additional cash required for the purchase of additional newer vessels that the Group believes will be commercially attractive to charterers and that have the potential for increased charter rates and higher levels of employment.

On September 26, 2014, following a Memorandum of Agreement (MOA) between the Group and an unrelated third party for the sale of M/V Melina, the Group disposed of its vessel for gross consideration of $12,403,710. Proceeds from the sale of the vessel were used to fully repay the outstanding amount of the loan facility (see note 11). The Group realized a net loss on this sale of $13,000,649 and net sale proceeds of $12,031,599.
On September 26, 2014, following a Memorandum of Agreement (MOA) between the Group and an unaffiliated third party for the sale of M/V Tangier, the Group disposed of its vessel for gross consideration of $3,926,900. The Group realized a net loss on this sale of $1,350,468 and net sale proceeds of $3,809,093.
On September 30, 2014, following a Memorandum of Agreement (MOA) between the Group and an unaffiliated third party for the sale of M/V Tarragona, the Group disposed of its vessel for gross consideration of $3,939,240. The Group realized a net loss on this sale of $1,504,468 and net sale proceeds of $3,821,063.
During the year ended December 31, 2014, a total net loss of $15,892,502 was recognized as a result of these sales. The sales resulted in a loss as a result of the carrying value being in excess of the agreed-upon selling price.
On December 19, 2014, the Group entered into an Agreement in Principle with certain unaffiliated third parties, setting forth the preliminary terms on which the Group has the right of first refusal to acquire up to five secondhand Post-Panamax containerships, subject to the execution of definitive documentation, including a sale and purchase agreement for each vessel.
In December 2014, the Group entered into an Agreement in Principle, with an unaffiliated third party, to purchase a secondhand 5,986 TEU vessel, the M/V Tasman, for consideration of up to $14,750,000.  On December 19, 2014, following a sale and purchase agreement, the Group took delivery of the M/V Tasman and paid the total consideration of $14,750,000. As of December 31, 2014, the Group is entitled to a refund of $853,984 in accordance with the provisions of the Agreement in Principle. This amount was transferred and was being held in a bank account of a trustee until finalization of the sale and purchase agreement. As a result, this amount has been included in line "Other current assets" in the Combined Balance Sheets as of December 31, 2014 until the negotiations are complete with the seller.
The Group capitalizes interest expense and finance costs as part of the cost of each newbuilding vessel. Interest expense including finance costs capitalized in 2014, 2013 and 2012 was $0, $628,100 and $2,874,622, respectively. Refer to Note 11 "Long-Term Debt".
First preferred mortgages have been registered on vessels of the Group in order to secure the loan facilities referred to in Note 11 "Long-Term Debt".
Depreciation expense for the years ended December 31, 2014, 2013 and 2012 was $27,230,488, $26,777,151 and $21,103,851, respectively.
No impairment loss was recognized by the Group during the years ended December 31, 2014 and 2012.

POSEIDON CONTAINERS GROUP
 NOTES TO COMBINED FINANCIAL STATEMENTS

5. Advances for Vessels under Construction
The Group completed its newbuilding program as of December 31, 2013 and has taken delivery of all of its vessels under construction. Advances for vessels under construction and transfers to vessels' cost were as follows:
As of January 1, 2013	$73,296,222
Payments under contracts	158,109,000
Capitalized expenses	3,371,339
Transferred to "Vessels, net"	(234,776,561)
As of December 31, 2013	$-
As of December 31, 2014	$-

Capitalized expenses include fees and other expenses paid to external technical consultants that are directly associated with the construction of the vessels as well as capitalized borrowing costs.
6. Deferred Charges, Net
Deferred charges consisted of the following:

	Dry-docking and Special	Deferred Financing
	Survey Costs	Costs	Total
As of January 1, 2013	$3,738,279	$3,177,804	$6,916,083
Additions	2,384,543	3,037,500	5,422,043
Amortization	(1,202,881)	(1,296,976)	(2,499,857)
As of December 31, 2013	$4,919,941	$4,918,328	$9,838,269
Additions	784,196	175,625	959,821
Amortization	(1,616,368)	(1,245,534)	(2,861,902)
Write-off	(718,097)	(7,925)	(726,022)
As of December 31, 2014	$3,369,672	$3,840,494	$7,210,166

Vessels' dry-docking costs, special survey expenditure and major renovations are amortized to the date of the next dry-docking, special survey or major renovation, whichever is sooner. The estimated period between dry-dockings and special surveys is 5 years. In cases whereby the dry-docking or special survey take place earlier than 5 years from the date of the previous ones, the carrying amounts of the previous dry-docking and special survey are written-off. In the event of a vessel's sale, the respective carrying values of dry-docking and special survey costs are written-off at the time of sale.
The amortization expense relates to dry-docking costs for the years ended December 31, 2014, 2013 and 2012 was $1,616,368, $1,202,881 and $980,947 respectively.
Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in the other finance expenses.
The line item "Other finance expenses" of the Combined Statement of Operations consists of the amortization expense related to deferred financing costs and other finance costs relating to bank charges which are expensed as incurred. The deferred financing costs written-off and the amortization expense for the years ended December 31, 2014, 2013 and 2012 were $1,253,459, $1,296,976 and $911,677, respectively. In addition, other finance costs and bank charges incurred for the years ended December 31, 2014, 2013 and 2012 amounted to $186,313, $161,472 and $96,584, respectively.
During 2014, an amount of $726,022 of deferred charges was written-off due to the disposal of vessels. An amount of $718,097 represents the unamortized portion of dry-docking and special survey costs, while the remaining balance of $7,925 represents the unamortized balance of deferred finance costs related to debt of the disposed vessels.

POSEIDON CONTAINERS GROUP
 NOTES TO COMBINED FINANCIAL STATEMENTS

7. Inventories
Inventories consisted of the following as of:
	December 31, 2014	December 31, 2013
Lubricants	$3,136,999	$2,942,939
Bunkers	-	127,756
Stores	187,728	268,801
Victualling	73,115	40,015
	$3,397,842	$3,379,511

8. Other Current Assets
Other current assets consisted of the following as of:
	December 31, 2014	December 31, 2013
Insurance and other claims	$1,409,570	$1,242,822
Advances to suppliers and other assets	225,148	196,923
Other receivables	1,064,298	147,735
Total	$2,699,016	$1,587,480

Insurance and other claims arising from hull and machinery damages or other insured risks are expected to be fully collected.

9. Accounts Payable
Accounts payable consisted of the following as of:
	December 31, 2014	December 31, 2013
Suppliers, repairers	$2,202,917	$2,606,900
Insurers, agents, brokers	113,120	143,696
Other creditors	546,889	1,605,097
Total	$2,862,926	$4,355,693

10. Accrued Liabilities
Accrued liabilities consisted of the following as of:
	December 31, 2014	December 31, 2013
Accrued interest	$931,186	$1,037,162
Accrued expenses	4,146,858	3,979,515
Total	$5,078,044	$5,016,677

Accrued liabilities mainly consist of accrued interest and other accruals related to the operation of the Group's fleet.

POSEIDON CONTAINERS GROUP
 NOTES TO COMBINED FINANCIAL STATEMENTS
11. Long-Term Debt

Long-term debt consisted of the following:
	As of December 31, 2014			As of December 31, 2013
Lender	Total Debt	Current portion	Long-term portion	Total Debt	Current portion	Long-term portion
DVB Bank	$69,665,010	$8,717,788	$60,947,222	$86,281,598	$14,949,970	$71,331,628
ABN-AMRO Bank	111,987,988	20,855,000	91,132,988	125,686,492	26,198,504	99,487,988
Credit Agricole	35,100,000	2,800,000	32,300,000	37,900,000	2,800,000	35,100,000
Unicredit Bank AG	31,500,000	2,800,000	28,700,000	34,300,000	2,800,000	31,500,000
Deutsche Bank	36,923,077	4,615,385	32,307,692	41,538,462	4,615,385	36,923,077
Total long-term debt	$285,176,075	$39,788,173	$245,387,902	$325,706,552	$51,363,859	$274,342,693

The loans are collateralized by preferred mortgages over the Group's vessels, general assignment of all freight and hire income and earnings, as well as, the assignment of their respective insurance policies and the corporate guarantee of Poseidon Containers Holdings LLC. The debt agreements also include covenants for the respective borrowing companies, the most significant of which are the maintenance of operating accounts, minimum working capital and minimum market values. The borrowers are further restricted from incurring additional indebtedness, making loans, investments or distributing dividends if certain conditions are not met.
The weighted average interest rate on long-term borrowings for the years ended as of December 31, 2014, 2013 and 2012 is 3.311%, 3.369% and 3.621%, respectively.
The total amount of interest cost incurred, including finance cost, for the years ended as of December 31, 2014, 2013 and 2012 was as follows:
Year	Interest Expensed	Capitalized Interest, Finance Cost	Total Incurred
2014	$10,159,630	$-	$10,159,630
2013	$10,683,816	$628,100	$11,311,916
2012	$6,912,493	$2,874,622	$9,787,115

Maturities of long-term debt for the years subsequent to December 31, 2014 are as follows:

Payment due by period ended	December 31, 2014
2015	39,788,173
2016	37,738,264
2017	30,949,493
2018	124,362,643
2019	28,275,000
2020 and thereafter	24,062,502
$285,176,075

POSEIDON CONTAINERS GROUP
 NOTES TO COMBINED FINANCIAL STATEMENTS
11. Long-Term Debt (continued)
Bank Agreements:
DVB Bank Facility
On September 2, 2010, the Group entered into a loan facility with DVB Bank of $45,000,000 to partially finance the acquisition of M/V Pisti, M/V Newyorker, M/V Maira and M/V Nikolas. The facility on October 18, 2010 was amended by adding another $27,000,000 to partially finance the acquisition of M/V Melina, M/V Maersk Torino (renamed M/V Torino), M/V Maersk Tangier (renamed M/V Tangier), M/V Maersk Trapani (renamed M/V Trapani) and M/V Maersk Tarragona (renamed M/V Tarragona). The facility bears interest of LIBOR plus a margin of 2.85% per annum.
On December 6, 2012, the Group amended its current facility with DVB Bank by adding another $52,000,000 to partially finance the acquisition of M/V Mary.
On February 4, 2014 and September 25, 2014, the outstanding loan facility for M/V Trapani and M/V Melina was fully repaid using their sale proceeds from the sale of each respective vessel (see Note 4). Additionally, on June 4, 2014 the tranches of M/V Torino, M/V Tarragona and M/V Tangier were fully repaid.
In December 2014, the Group and DVB Bank mutually agreed to amend the payment of the balloon of $23,547,024 of Tranches A, B, C and D for M/V Pisti, M/V Maira, M/V Nikolas and M/V Newyorker with maturity date of September 7, 2015. Per the supplemental facility agreement, entered into on February 26, 2015, the new maturity date of the DVB facility is September 7, 2018. Also, within this amended facility agreement the mortgage of M/V Pisti was discharged as a result of the non-monetary exchange with M/V Mamitsa (see note 20). As a result of this agreement, as of December 31, 2014, the amount of $1,600,000 out of the total balloon payment of $23,547,024 is classified as current debt and the remaining amount is classified as long-term debt.
As of December 31, 2014, the outstanding balance of all these tranches was $69,665,010 (December 31, 2013: $86,281,598) out of which $8,717,788 (December 31, 2013: $14,949,970) is classified as current debt.
ABN-AMRO Bank Facilities
(a) In February 2011, the Group entered into a new loan facility with ABN-AMRO Bank amounting to $31,500,000 in order to partially finance the acquisition of M/V CMA CGM Orca (renamed M/V Orca I). The total amount was drawn on February 2, 2011. The facility bears interest of LIBOR plus a margin of 3.00% per annum. As of December 31, 2014, the outstanding balance of these tranches was $21,050,000 (2013: $23,250,000) out of which $2,200,000 is classified as current debt (2013: $2,200,000).
(b) On November 29, 2011, the Group entered into a new loan facility with ABN-AMRO Bank amounting to $91,371,000 in order to finance the acquisition of the four vessels, M/V Japan, M/V OOCL Britain (renamed M/V Britain), M/V Singapore and M/V OOCL Netherlands. As of December 16, 2011, the whole amount had been drawn. The facility bears interest of LIBOR plus a margin of 3.35% per annum. As of December 31, 2014, the outstanding balance of these tranches was $32,500,488 (2013: $52,123,992) out of which $13,000,000 is classified as current debt (2013: $19,623,504).
On July 30, 2014, Platon Marine LLC., Socrates Marine LLC., Rea Marine LLC. and Kronos Marine LLC. entered into a supplemental loan agreement with ABN AMRO Bank N.V. The supplemental agreement relates to the initial loan agreement dated November 29, 2011 and the amendment was made to include a cross collateral term in line with the executed loan agreement of Zeus One Marine LLC. (vessel owning entity of M/V Orca I). The initial loan agreement between Zeus One Marine LLC. and ABN AMRO Bank N.V. was amended accordingly with a supplemental agreement dated July 30, 2014.
(c) On April 25, 2013, the Group entered into a new loan facility with ABN-AMRO Bank amounting to $52,500,000 in order to partially finance the acquisition of M/V Katherine (renamed M/V Safmarine Highveld). As of April 26, 2013, the whole amount had been drawn. The facility bears interest of LIBOR plus a margin of 3.25% per annum. As of December 31, 2014, the outstanding balance of these tranches was $45,937,500 (2013:$50,312,500), out of which $4,375,000 is classified as current debt (2013: $4,375,000).
(d) On December 17, 2014, the Group entered into a new loan facility with ABN-AMRO Bank amounting to $62,500,000 in order to partially finance the acquisition of five vessels. As of December 31, 2014, an amount of $12,500,000 had been drawn in order to partially finance the acquisition of M/V Tasman. The facility bears interest of LIBOR plus a margin of 4.00% per annum. As of December 31, 2014, the outstanding balance amounts of these tranches were $12,500,000, of which $1,280,000 is classified as current debt.

POSEIDON CONTAINERS GROUP
 NOTES TO COMBINED FINANCIAL STATEMENTS

11. Long-Term Debt (continued)
ABN-AMRO Bank Facilities (continued)
As of December 31, 2014, there is an undrawn amount of $50,000,000 relating to the ABN-AMRO (d) credit facility.
Credit Agricole Facility
In May 2011, the Group entered into a new loan facility with Credit Agricole Bank amounting to $47,500,000. On May 6, 2011 an amount of $31,500,000 was drawn in order to finance the acquisition of M/V CMA CGM Dolphin (renamed M/V Dolphin II) and the remaining $16,000,000 was drawn in order to finance the acquisition of M/V Athena. As of May 6, 2011, the whole amount of the new facility had been drawn. The facility bears interest of LIBOR plus a margin of 2.75% per annum. As of December 31, 2014, the outstanding balance of these tranches was $35,100,000 (2013: $37,900,000) out of which $2,800,000 (2012: $2,800,000) is classified as current debt.
Unicredit Facility
In February 15, 2011, the Group entered into a new loan facility with Unicredit Bank for an amount up to $90,000,000 in order to finance the acquisition of the Group's vessels. On February 16, 2011, an amount of $44,000,000 was drawn to finance the acquisition of the M/V Agios Dimitrios. The undrawn portion was terminated. The facility bears interest of LIBOR plus a margin of 3.00% per annum. As of December 31, 2014, the outstanding balance of these tranches was $31,500,000 (2013: $34,300,000) out of which $2,800,000 is classified as current debt (2013: $2,800,000).
Deutsche Bank Facility
In February 28, 2013, the Group entered into a new loan facility with Deutsche Bank for an amount of up to $45,000,000 to finance the acquisition of the M/V Kristina. The facility bears interest of LIBOR plus a margin of 3.30% per annum. As of December 31, 2014, the outstanding balance amounts of these tranches were $36,923,077 (2013:$ 41,538,462), of which $4,615,385 is classified as current debt (2013:$4,615,385).

Credit Facilities Summary Table
Lender	December 31, 2014	December 31, 2013	Collateral vessels	Final maturity date	Installments
DVB Bank	$69,665,010	$86,281,598	M/V Pisti, M/V Maira, M/V Nikolas, M/V Newyorker, M/V Torino and M/V Mary (*)	September 7, 2018(**)	quarterly installments plus a balloon payment
ABN-AMRO Bank	21,050,000	23,250,000	M/V Orca I	February 15, 2018	quarterly installments plus a balloon payment
ABN-AMRO Bank	32,500,488	52,123,992	M/V Japan, M/V Britain, M/V Singapore and M/V OOCL Netherlands	June 15, 2017	quarterly installments
ABN-AMRO Bank	45,937,500	50,312,500	M/V Safmarine Highveld	April 26, 2025	quarterly installments
Credit Agricole	35,100,000	37,900,000	M/V Dolphin II and M/V Athena	May 6, 2019	semi-annual installments plus a balloon payment
Unicredit Bank AG	31,500,000	34,300,000	M/V Agios Dimitrios	February 17, 2018	quarterly installments plus a balloon payment
Deutsche Bank	36,923,077	41,538,462	M/V Kristina	March 26, 2018	quarterly installments plus a balloon payment
ABN-AMRO Bank	12,500,000	-	M/V Tasman	December 18, 2018	quarterly installments plus a balloon payment
	$285,176,075	$325,706,552

POSEIDON CONTAINERS GROUP
 NOTES TO COMBINED FINANCIAL STATEMENTS
11. Long-Term Debt (continued)
(*) As of December 31, 2013, the sold vessels M/V Trapani, M/V Melina, M/V Tangier and M/V Tarragona were also included as collateral vessels under the DVB credit facility.
(**) Final maturity date has been updated to reflect the amended agreement signed in February 26, 2015 (see Note 20).
Amounts drawn under the facilities listed above are secured by first priority mortgages on the Group's vessels and other collateral. The majority of the credit facilities contain a number of restrictive covenants that limit the Group from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of the vessel owning entities. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, specific credit facilities require compliance with a number of financial covenants including debt coverage ratios and minimum liquidity and corporate guarantor requirements. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with. As of December 31, 2014, 2013 and 2012 the Group was in compliance with the debt covenants.
12. Related Party Transactions
The Group has transactions and balances outstanding with the following entities: a) Technomar Shipping Inc., b) ConChart Commercial Inc., c) Management Investor Co., d) KIA VIII (Newco Marine) Ltd., e) KEP VI (Newco Marine) Ltd., f) Maas Capital Investments B.V. and g) ABN AMRO Bank N.V. All of these entities are shareholders or related parties to the shareholders of Poseidon Containers Holdings LLC and therefore, are deemed to be related parties.
Management Services:    Pursuant to a ship management agreement between each of the vessel owning companies and Technomar Shipping Inc. (the "Manager"), the Manager acts as the fleet's technical manager responsible for (i) recruiting qualified officers and crews, (ii) managing day to day vessel operations and relationships with charterers, (iii) purchasing of stores, supplies and new equipment for the vessels, (iv) performing general vessel maintenance, reconditioning and repair, including commissioning and supervision of shipyards and subcontractors of drydock facilities required for such work, (v) ensuring regulatory and classification society compliance, (vi) performing operational budgeting and evaluation, (vii) providing accounting, treasury and finance services and (ix) providing information technology software and hardware in the support of the Group's processes.
The amount due from Technomar Shipping Inc. as of December 31, 2014 was $1,973,697 (due from: $1,083,206 as of December 31, 2013), which related to advance payments to our Manager for invoices that have not yet been paid. The management fees charged during the year ended December 31, 2014 were $5,709,179 ($5,254,030 for the year ended December 31, 2013 and $4,642,241 for the year ended December 31, 2012).
Transaction Deal Fee:    On April 5, 2010, the Group entered into an agreement (which was amended on July 12, 2010 with regards to calculation of the fee) with Management Investor Co., KIA VIII (Newco Marine) Ltd., KEP VI (Newco Marine) Ltd. and Maas Capital Investments B.V. to provide consulting and advisory services related to purchase of each vessel. In accordance with this agreement the Group is required to pay a transaction fee of 1.25% of the purchase price payable upon the completion of the acquisition. During 2014, 2013 and 2012, no such services were performed.
Commercial Management Services:   The Group has entered into a commercial management contract with ConChart Commercial Inc. (the "Commercial Manager") on April 5, 2010. The Commercial Manager is responsible for (i) marketing of the Group's vessels, (ii) seeking and negotiating employment of the Group's vessels, (iii) advising the Company on market developments, developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection of any sums related to the operation of vessels, (v) communicating with agents that refer to Charterers, (vi), negotiating the terms of each purchase agreement.
The amount due to ConChart Commercial Inc. as of December 31, 2014 is $331,077 (due to: $411,298 as of December 31, 2013), while the fees incurred during the years ended December 31, 2014, 2013 and 2012 amounted to $1,359,997, $1,526,546 and $1,466,551, respectively.

POSEIDON CONTAINERS GROUP
 NOTES TO COMBINED FINANCIAL STATEMENTS
12. Related Party Transactions (continued)
Advisory Fee:   Effective as of December 31, 2014, Poseidon Containers Holdings LLC (the "Company") entered into an agreement with Management Investor Co., Kelso & Company, L.P. and Maas Capital Investments B.V. to provide consulting and advisory services to the Group for an annual fee of $1,250,000. Such services include (i) assisting in the raising of additional debt and equity capital, (ii) assisting the Group in its long-term strategic planning, and (iii) providing such other consulting and advisory services as the Company may reasonably request. For the period of January 1, 2014 through December 31, 2014, the annual advisory fee charged amounts to $1,250,000 and has been recorded in the line item "General and administrative expenses" of the Combined Statement of Operations. As of December 31, 2014, the $1,250,00 advisory fee was payable to Management Investor Co., Kelso & Company, L.P. and Maas Capital Investments B.V. in the amounts of $86,207, $1,077,586 and $86,207, respectively.
Loan Facilities: Maas Capital Investments B.V., the private equity affiliate of ABN-AMRO Bank N.V. and one of our shareholders, is an affiliate of ABN-AMRO, a lender under the Group's ABN-AMRO Bank Facilities (see Note 11). The total amount of interest expense incurred during the years ended December 31, 2014, 2013 and 2012 was $4,007,792, $4,375,206 and $4,151,506, respectively, of which the accrued interest as of December 31, 2014, 2013 and 2012 was $477,932, $550,049 and $317,802, respectively.
13. Taxes
Under the laws of the countries of the Group's ship owning entities' incorporation and/or vessels' registration, the Group's ship operating entities are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel Operating Expenses in the accompanying combined statements of operations.
Pursuant to the U.S. Internal Revenue Code (the "Code"), U.S.-source income from the international operation of ships is generally exempt from U.S. tax if the Group operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the Group operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations.
All of the Group's ship-operating entities satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement. In addition, should the beneficial ownership requirement not be met, the management of the Group believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the publicly traded company shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside of the Group's control.
14. Financial Instruments
The principal financial assets of the Group consist of cash and cash equivalents, restricted cash, trade receivables and other current assets. The principal financial liabilities of the Group consist of borrowings, trade payables and accrued liabilities.
Concentration of Credit Risk:    Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and trade receivables. The Group places its restricted cash, consisting mostly of deposits, with established financial institutions. The Group performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Group's investment strategy. The Group depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas.
Fair Value:    The carrying amounts reflected in the accompanying combined balance sheets of financial assets and liabilities excluding borrowings approximate their respective fair values due to the short maturity of these instruments.

POSEIDON CONTAINERS GROUP
 NOTES TO COMBINED FINANCIAL STATEMENTS
14. Financial Instruments (continued)
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents: The carrying amounts reported in the combined balance sheets for interest bearing deposits approximate their fair value.
Restricted Cash: The carrying amounts reported in the combined balance sheets for interest bearing deposits approximate their fair value.
Accounts receivable: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables.
Accounts payable: The carrying amount of accounts payable reported in the combined balance sheets approximates its fair value due to the short-term nature of these accounts payable.
Accrued liabilities: The carrying amount of accrued liabilities reported in the combined balance sheets approximates its fair value due to the short-term nature of these accrued liabilities including accrued interest expense.
Borrowings (long term debt including current portion): The carrying amount of the floating rate loans approximates its fair value.
Due to/from related parties: The carrying amount of the balances due to/from related parties approximates their fair value.
The estimated fair values of the Group's financial instruments are as follows:
	December 31, 2014		December 31, 2013
	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	$34,579,493	$34,579,493	$24,703,010	$24,703,010
Restricted cash	6,840,909	6,840,909	6,939,951	6,939,951
Accounts receivable	1,746,186	1,746,186	842,793	842,793
Due from related parties	1,973,697	1,973,697	1,083,206	1,083,206
Other current assets	2,699,016	2,699,016	1,587,480	1,587,480
Accounts payable	2,862,926	2,862,926	4,355,693	4,355,693
Accrued liabilities	5,078,044	5,078,044	5,016,677	5,016,677
Long-term debt, including current portion	285,176,075	285,176,075	325,706,552	325,706,552
Due to related parties	1,581,077	1,581,077	411,298	411,298
Total	$342,537,423	$342,537,423	$370,646,660	$370,646,660

Fair Value Measurements
The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:
    Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

POSEIDON CONTAINERS GROUP
 NOTES TO COMBINED FINANCIAL STATEMENTS
14. Financial Instruments (continued)
Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.
Level III: Inputs that are unobservable. The Group did not use any Level III inputs as of December 31, 2014 and December 31, 2013.

	Fair Value Measurements as of December 31, 2014
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$34,579,493	$34,579,493	$-	$-
Restricted cash	6,840,909	6,840,909	-	-
Long-term debt, including current portion	285,176,075	-	285,176,075	-

	Fair Value Measurements as of December 31, 2013
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$24,703,010	$24,703,010	$-	$-
Restricted cash	6,939,951	6,939,951	-	-
Long-term debt, including current portion	325,706,552	-	325,706,552	-

15. Revenues, Net
Operating revenue for the years ended December 31, were as follows:
	2014	2013	2012
Time charter hires, net of address commissions	$111,026,008	$119,236,147	$115,621,522
	$111,026,008	$119,236,147	$115,621,522

Operating revenue from significant customers (constituting more than 10% of total revenue) was as follows:
	Percentage of Total Revenue
	For Year Ended December 31,
Customer	2014	2013	2012
OOCL	36.51%	34.59%	36.09%
A.P. Moller	34.40%	31.89%	19.57%
MSC	Under 10%	20.77%	21.61%
CMA CGM	Under 10%	Under 10%	14.01%

POSEIDON CONTAINERS GROUP
 NOTES TO COMBINED FINANCIAL STATEMENTS
16. Leases
The future minimum revenue, net of commissions, expected to be earned on non-cancelable time charters as of December 31, 2014 are as follows:
year	Amount
2015	$49,176,273
2016	7,488,500
Total minimum lease revenue, net of commissions	$56,664,773

Revenues from time charters are not generally received when a vessel is off-hire, which includes time required for scheduled maintenance of the vessel.

17. Other Income and Expenses, net
Other income/ (expenses) net primarily relates to excess insurance reimbursements received from Charterers and settlement of claims.

18. Commitments and Contingencies
Commitments
As of December 31, 2014, the Group had no outstanding capital commitments.
Contingencies
Various claims, lawsuits and complaints may arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the activity of the Group's vessels. While such claims are subject to settlement negotiations or litigation, the management of the Group is unable to predict the amount of the vessels' ultimate liability in respect of such claims. The management of the Group is not aware of any other material contingent liabilities.

19. Parents' Net Investment
Parents' Net Investment primarily includes (i) payments made by Poseidon Containers Holdings LLC. on behalf of the Group for acquisition of second hand vessels, and (ii) advances to yards and related costs for vessels under construction. Payments made for second hand vessels and vessels under construction, net of cash retained by Poseidon Container Holdings LLC, for each of the years ended December 31, 2014, 2013 and 2012 amounted to $0,  $14,012,544 and $16,980,032 respectively. In addition, payments made, net of cash retained by Poseidon Container Holdings LLC on behalf of the Group for various vessel specific operating expenses amounted to $292,538, $597,609 and $610,765 for 2014, 2013 and 2012, respectively.

POSEIDON CONTAINERS GROUP
 NOTES TO COMBINED FINANCIAL STATEMENTS
20. Subsequent Events
The Group has evaluated subsequent events that have occurred after the balance sheet date but before the issuance of these financial statements and provided where it was necessary, the appropriate disclosures for those events. The date of the evaluation of subsequent events is the same as the date the financial statements are issued May 21, 2015.
On February 19, 2015, following a Memorandum of Agreement (MOA) between the Group and an unaffiliated third party for the sale of M/V Torino, the Group disposed of the vessel for consideration of $3,252,853. A total net loss of approximately $1,865,685 is expected to be recognized as a result of this sale which is determined upon settlement of the final consideration. As of December 31, 2014, M/V Torino was subject to an existing time charter, management had not committed to a plan to sell the vessel and there was no active program to locate a buyer and therefore, the vessel did not qualify as an asset held for sale and management expected to recover the carrying value of the vessel by operating the vessel through the end of its useful life.
On February 26, 2015, the Group and a non-controlling shareholder, following an exchange agreement, proceeded with a non-monetary exchange of vessels.  The Group acquired the vessel M/V Mamitsa in exchange for the sale of the vessel M/V Pisti. There was no cash consideration as part of the exchange agreement.  On February 26, 2015, the Group took delivery of the secondhand 2,682 TEU M/V Mamitsa and delivered the 2,890 TEU M/V Pisti to the non-controlling shareholder. The Group assessed the future cash flows as a result of the exchange and concluded that this transaction lacks commercial substance and, accordingly M/V Mamitsa will be recorded at the carrying value of M/V Pisti as of February 26, 2015. As of December 31, 2014, M/V Pisti was subject to an existing time charter, management had not committed to a plan to sell the vessel and there was no active program to locate a buyer and therefore, the vessel did not qualify as an asset held for sale and management expected to recover the carrying value of the vessel by operating the vessel through the end of its useful life.
Per the supplemental facility agreement, the Group and DVB Bank mutually agreed to amend the payment of the balloon of $23,547,024 of Tranches A, B, C and D for M/V Pisti, M/V Maira, M/V Nikolas and M/V Newyorker with maturity date of September 7, 2015 to a new maturity date of the DVB facility is September 7, 2018. Also, within this amended facility agreement the mortgage of M/V Pisti was discharged as a result of the non-monetary exchange with M/V Mamitsa. As a result of this agreement, as of December 31, 2014, the amount of $1,600,000 out of the total balloon payment of $23,547,024 is classified as current debt and the remaining amount is classified as long-term debt.
On March 11, 2015, following a sale and purchase agreement between the Group and an unaffiliated third party, the Group purchased a secondhand 5,986 TEU vessel, the M/V Fleur for consideration of up to $14,750,000. The Group took delivery of the M/V Fleur on March 11, 2015 and paid the total consideration of $14,750,000. Based on the provisions of the Agreement in Principle (see note 4), dated December 19, 2014, the Group is entitled to a refund up to an amount of approximately $850,000 upon finalization of the negotiations with the seller. On March 10, 2015, the second tranche of ABN AMRO bank facility (d) (see note 11) of an amount of $12,500,000 was drawn to partially finance the acquisition of the vessel. The sale and purchase agreement was entered into pursuant to an Agreement in Principle (see note 4).
On April 28, 2015, following a sale and purchase agreement between the Group and an unaffiliated third party, the Group purchased a secondhand  5,986 TEU vessel, the M/V Dimitris Y for consideration of up to $14,750,000. The Group took delivery of the M/V Dimitris Y on April 28, 2015  and paid the seller the total consideration of $14,750,000. Based on the provisions of the Agreement in Principle (see note 4), dated December 19, 2014, the Group is entitled to a refund up to an amount of approximately $850,000 upon finalization of the negotiations with the seller. On April 24, 2015, the third tranche of ABN AMRO bank facility (d) (see note 11) of an amount of $12,500,000 was drawn to partially finance the acquisition of the vessel. The sale and purchase agreement was entered into pursuant to an Agreement in Principle (see note 4).
On May 20, 2015, the Group entered into a supplemental loan agreement with respect to its Credit Agricole Credit Facility to provide additional security in order to cover a shortfall in the security market value to debt ratio requirement, through the cross collateralization of the vessel M/V Kristina, which also serves as collateral for the Group's Deutsche Bank Credit Facility. Accordingly, on May 20, 2015, the Group and Deutsche Bank also entered into a supplemental loan agreement to include the cross collateralization of the vessel M/V Kristina. The Group expects to meet the ratio requirement for the remainder of the year.

POSEIDON CONTAINERS HOLDINGS CORP

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 6. Indemnification of Directors and Officers
I. Article VIII of the Bylaws of the Registrant provides as follows:
1.	Any person who is or was a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another partnership, joint venture, trust or other enterprise shall be entitled to be indemnified by the Corporation upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the BCA, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. If the BCA is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the BCA, as so amended. The Corporation shall have the power to pay in advance expenses a director or officer incurred while defending a civil or criminal proceeding, provided that the director or officer will repay the amount if it shall ultimately be determined that he or she is not entitled to indemnification under this section. Any repeal or modification of this Article VIII shall not adversely affect any rights to indemnification and to the advancement of expenses of a Director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.
2.	The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a Director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer against any liability asserted against such person and incurred by such person in such capacity whether or not the Corporation would have the power to indemnify such person against such liability by law or under the provisions of these Bylaws.
II. Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows:
(1)	Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.
(2)	Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.
(3)	When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(4)	Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.
(5)	Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.
(6)	Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
(7)	Insurance. A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.
Item 7. Recent Sales of Unregistered Securities
None.
Item 8. Exhibits and Financial Statement Schedules

Number	Description

1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Articles of Incorporation *

3.2	Amended and Restated Bylaws*

4.1	Form of Common Share Certificate*

5.1	Opinion of Seward & Kissel LLP as to the legality of the securities being registered*

8.1	Opinion of Seward & Kissel LLP with respect to certain U.S. and Marshall Islands tax matters*

10.1	$176.0 Million DVB Bank Credit Facility*

10.2	$31.5 Million ABN AMRO Credit Facility*

10.3	$91.4 Million ABN AMRO Credit Facility*

10.4	$52.5 Million ABN AMRO Credit Facility*

10.5	$47.5 Million Credit Agricole Credit Facility*

10.6	$90.0 Million Unicredit Credit Facility*

10.7	$45.0 Million Deutsche Bank Credit Facility*

10.8	$62.5 Million ABN AMRO Credit Facility*

10.9	Master Agreement*

10.10	Share Exchange Agreement*

10.11	Form of Technical Management Agreement*

10.12	Commercial Management Agreement*

10.13	Form of Memorandum of Agreement with respect to the Expansion Fleet*

10.13	Form of Registration Rights Agreement*

10.14	Equity Incentive Plan*

14.1	Code of Ethics*

21.1	List of Subsidiaries*

23.1	Consent of Pricewaterhousecoopers S.A.*

23.2	Consent of Seward & Kissel LLP*

23.5	Consent of Drewry Maritime Research*

24.1	Powers of Attorney (included in the signature page hereto)*

*            To be filed by amendment
Item 9. Undertakings
The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in             on the         day of             , 2015.
POSEIDON CONTAINERS HOLDINGS CORP.

By:
Name: George Giouroukos
Title: Chief Executive Officer (Principal Executive Officer)

Power of Attorney
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary J. Wolfe and Edward S. Horton, or either of them, with full power to act alone, his or her true lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, including any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on                         , 2015.

Signature	Title
Chief Executive Officer (Principal Executive Officer)
George Giouroukos

Authorized Representative
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in the City of           , State of Delaware, on          , 2015.

By:
Name:
Title: Authorized Representative in the United States